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TABLE OF CONTENTS 2

This is a draft registration statement that is being confidentially submitted to the Securities and
Exchange Commission on June 28, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

36KR HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026
+86 10 5825-4106
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. Davis Polk & Wardwell LLP 18/F, The Hong Kong Club Building 3A Chater Road, Central, Hong Kong +852 2533-3300	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

           If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value US$0.0001 per share(2)(3)	US$	US$

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333-            ). Each American depositary share represents              ordinary shares.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary Prospectus dated                          , 2019

American Depositary Shares

36Kr Holdings Inc.

(incorporated in Cayman Islands)
Representing        Ordinary Shares

        We are selling        American depositary shares, or ADSs. Each ADS represents            of our ordinary shares, par value US$0.0001 per share. [The selling shareholders identified in this prospectus are selling an additional            ADSs. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

        This is the initial public offering of ADSs of 36Kr Holdings Inc. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price will be between US$        and US$        per ADS. We intend to apply to list the ADSs on the [NYSE/NASDAQ] under the symbol "        ."

        We [and certain selling shareholders] have granted the underwriters a 30-day option to purchase up to an additional        ADSs from us [and such selling shareholders] at the initial public offering price less the underwriting discounts and commissions.

        We are an "emerging growth company" under applicable U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

        Investing in our ADSs involves risks. See "Risk Factors" section beginning on page [14].

        Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
[Proceeds, before expenses, to the selling shareholders	US$	US$	]

(1)
See "Underwriting" for additional disclosure regarding compensation payable by us to the underwriters.

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                , 2019.

Credit Suisse	CICC

The date of this prospectus is                , 2019.

[page intentionally left blank for graphics]

        Until            , 2019 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since that date.

i

 BASIS OF PRESENTATION

        In connection with this offering, we will effect certain reorganization transactions, including obtaining control over and becoming the primary beneficiary of Beijing Duoke Information Technology Co., Ltd., or Beijing Duoke, which we refer to as our variable interest entity, by entering into a series of contractual arrangements with Beijing Duoke and its shareholders. We refer to such reorganization transactions collectively as the Reorganization in this prospectus. See "Corporate History and Structure" for a description of the Reorganization and a diagram depicting our corporate structure after giving effect to the Reorganization.

        We currently conduct our business in China through Beijing Duoke and its PRC subsidiaries. 36Kr Holdings Inc. is a holding company incorporated in the Cayman Islands on December 3, 2018. 36Kr Holdings Inc. owns 100% of interest in 36Kr Holding Limited, or the BVI Subsidiary, a company incorporated under the laws of the British Virgin Islands. The BVI Subsidiary owns 100% of interest in 36Kr Holdings (HK) Limited, or the HK Subsidiary, a company incorporated under the laws of Hong Kong. The HK Subsidiary owns 100% of interest in 36Kr Global Holdings (HK) Limited, or 36Kr Global Holdings, a company incorporated under the laws of Hong Kong. The HK Subsidiary also owns 100% of interest in Tianjin Duoke Investment Co., Ltd., or Tianjin Duoke, a company with limited liability incorporated under the laws of the PRC. Tianjin Duoke owns 100% of interest in Beijing Dake Co., Ltd., or Beijing Dake, a company with limited liability incorporated under the laws of the PRC. Each of 36Kr Holdings Inc., the BVI Subsidiary, the HK Subsidiary, 36Kr Global Holdings, Tianjin Duoke and Beijing Dake currently has nominal assets only and has no operations. As part of the Reorganization, we will obtain control over Beijing Duoke through a series of contractual arrangements. Accordingly, following the consummation of the Reorganization, which will occur prior to the completion of this offering, our business will be conducted through 36Kr Holdings Inc. and its subsidiaries and consolidated affiliated entities.

        Upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our variable interest entity and (ii) we will consolidate the financial results of our variable interest entity in our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

ii

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors" and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy our ADSs. This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by CIC, a third-party industry research firm, to provide information regarding our industry and market position in China. We refer to this report as the CIC Report. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Our Mission

        Our mission is to empower New Economy participants to achieve more.

Our Business

        We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China.

        New Economy is rapidly transforming businesses through cutting-edge technology and innovative business models. New Economy covers a wide and expanding spectrum of industries, including the Internet, hardware and software technologies, consumer and retail and finance industries. It has brought tremendous opportunities to New Economy participants in China, including New Economy companies driven by and traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy.

        We started our business with high-quality New Economy-focused content offerings. Leveraging traffic brought by high-quality content, we have expanded our offerings to business services, including online advertising services, enterprise value-added services and subscription services. According to the CIC Survey, we are one of the most recognized platforms among New Economy participants in China. With our significant brand influence, we are well-positioned to continuously capture the high growth potentials of China's New Economy.

        High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Meanwhile, our content covers a variety of industries in China's New Economy, such as technology, consumer and retail, and healthcare. With diverse distribution channels, we are the largest New Economy-focused content platform in terms of average monthly PV in the twelve-month period ended March 31, 2019, according to the CIC Report.

        We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrading needs of traditional companies by providing them with tailored advertising and marketing solutions and other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who pay for our premium content and other benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

        With high-quality content and diverse business service offerings, we have fostered an affluent and sophisticated user base and as such, attracted a valuable customer base. As of December 31, 2018, we provided business services to 23 of the Global Fortune 100 companies. Additionally, as of December 31, 2018, we also provided business services to 59 of the Top 100 New Economy companies in China as measured by market capitalization and valuation, according to the CIC Report. While we started our institutional investors subscription services in the first quarter of 2017, we already covered 46 of the Top 200 institutional investors in China as of December 31, 2018 as measured by assets under management, according to the CIC Report.

        We are supported by comprehensive database and strong data analytics capabilities. With a massive database covering over 800,000 enterprises, we are able to gain valuable insights into the latest development of New Economy. Through data analysis on user and customer preferences, we are able to recommend our content and tailor business service offerings accordingly.

        We have achieved significant revenue growth and profitability. Our revenue increased by 148.2% from RMB120.5 million in 2017 to RMB299.1 million (US$43.5 million) in 2018. Our net income increased by 411.4% from RMB7.9 million in 2017 to RMB40.5 million (US$5.9 million) in 2018 and our net profit margin increased from 6.6% in 2017 to 13.5% in 2018.

Our Business Model

        The graph below illustrates the evolution of our business model:

(1)
In the twelve-month period ended March 31, 2019.

Market Opportunities

        New Economy in China has experienced an upswing in recent years. The market is expected to continue to grow rapidly driven by continuous technological advancements, expanding New Economy participant base, enthusiastic entrepreneurial environment, strong capital investment, favorable regulatory environment and sufficient talent pool.

        The continuous growth of New Economy and its participants has generated increasing demands for New Economy-focused business services, including online advertising services, enterprise value-added services and subscription services. According to the CIC Report, the size of New Economy-focused business services market in China, primarily consisting of these three segments, increased significantly from US$7.0 billion in 2014 to US$20.2 billion in 2018 with a CAGR of approximately 30.3%, and is expected to further grow at a CAGR of approximately 22.5% from 2018 to reach US$55.6 billion by 2023. The rapid growth in this market presents a multitude of opportunities for New Economy-focused business services providers.

Our Strengths

  •
  Prominent brand and pioneering platform;

  •
  High-quality content;

  •
  Comprehensive service offerings;

  •
  Vibrant and self-reinforcing community;

  •
  Strong data analytics capabilities;

  •
  Visionary management team and strong shareholder support.

Our Strategies

        To further enhance our brand value and maintain our competitive edge, we intend to pursue the following strategies:

  •
  Enrich our content offerings;

  •
  Expand our service offerings and further strengthen our monetization capabilities;

  •
  Grow our user and customer base more efficiently;

  •
  Broaden our data access and enhance data analytics capabilities;

  •
  Explore strategic collaboration, acquisition and expansion opportunities.

Our Challenges

        Investing in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the "Risk Factors" section beginning on page [15] of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs.

        We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

  •
  We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date;

  •
  We are subject to risks associated with operating in the rapidly evolving New Economy sector;

  •
  The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business;

  •
  If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations may be materially and adversely affected;

  •
  We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit;

  •
  Our business could suffer if we are unable to retain or hire quality in-house writers and editors;

  •
  Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations;

  •
  Our business, prospects and financial results may be affected by our relationship with third-party platforms;

  •
  If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected; and

  •
  If we fail to develop effective online advertising services, retain or acquire new online advertising customers, our financial condition, results of operations and prospects may be materially and adversely affected.

Our History and Corporate Structure

        Our 36Kr.com website was launched in December 2010, offering New Economy-focused content. In July 2011, Xieli Zhucheng was incorporated in the PRC. In December 2016, Xieli Zhucheng incorporated a wholly-owned subsidiary in the PRC, Beijing Sanshiliuke Culture Media Co., Ltd., or Beijing Sanshiliuke, to host all its businesses of New Economy-focused content and business services. In May 2017, Beijing Sanshiliuke changed its name to Beijing Pinxin Media Culture Co., Ltd., which later changed its name to Beijing Duoke Information Technology Co., Ltd. in March 2019.

        We incorporated 36Kr Holdings Inc. in the Cayman Islands on December 3, 2018. On December 4, 2018, the BVI Subsidiary was incorporated under the laws of the British Virgin Islands as 36Kr Holdings Inc.'s wholly-owned subsidiary. On December 20, 2018, the HK Subsidiary was incorporated as the BVI Subsidiary's wholly-owned subsidiary in Hong Kong. On February 25, 2019, 36Kr Global Holdings was incorporated as the HK Subsidiary's wholly-owned subsidiary in Hong Kong. On May 21, 2019, Tianjin Duoke was also incorporated as the HK Subsidiary's wholly-owned subsidiary in the PRC. On June 25, 2019, Beijing Dake was also incorporated as Tianjin Duoke's wholly-owned subsidiary in the PRC.

        36Kr Holdings Inc. issued one ordinary share in December 2018 and issued one ordinary share in April 2019.

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. We also expect to obtain control over Beijing Duoke, which we refer to as our VIE, and conduct substantially all of our operations in China by entering into a series of contractual arrangements through Beijing Dake with our VIE and its shareholders. Our contractual arrangements with our VIE and its shareholders will allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, please see "Corporate History and Structure—Contractual Arrangements with Beijing Duoke," and "Risk Factors—Risks Relating to Our Corporate Structure."

        As a result, upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our VIE and (ii) we will consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

        The chart below summarizes our corporate legal structure and identifies our principal subsidiaries and our VIE, assuming the consummation of the Reorganization.

(1)
Upon the consummation of the Reorganization, the shareholders of Beijing Duoke will consist of:

i.
Xieli Zhucheng, holding 66.1% of equity interest;

ii.
Tianjin Zhanggongzi Technology Partnership (L.P.), holding 16.5% of equity interest;

iii.
Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), holding 6.2% of equity interest;

iv.
Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), holding 3.9% of equity interest;

v.
Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., holding 2.1% of equity interest;

vi.
Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), holding 1.9% of equity interest;

vii.
Beijing Wentou Huya Investment Co., Ltd., holding 1.0% of equity interest;

viii.
Beijing Gebi Lvzhou Angel Investment Center (L.P.), holding 0.3% of equity interest; and

ix.
Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.), holding 2.1% of equity interest.

Corporate Information

        Our principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People's Republic of China. Our telephone number at this address is +86 10 5825 4106.

        Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.36kr.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America's Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions Which Apply to this Prospectus

        Unless we indicate otherwise, all information in this prospectus reflects the following:

  •
  no exercise by the underwriters of their over-allotment option to purchase up to                additional ADSs representing                 ordinary shares from us [and the selling shareholders]; and

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADRs" refers to the American depositary receipts that evidence our ADSs;

  •
  "ADSs" refers to the American depositary shares, each representing                of our ordinary shares;

  •
  "average monthly PV" during a period is calculated as the total PV during that period across our self-operated platform and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu, divided by the number of months in that period.

  •
  "Beijing Duoke", "variable interest entity" or "VIE" refers to Beijing Duoke Information Technology Co. Ltd., a company incorporated in the PRC in December, 2016;

  •
  "CAGR" refers to compound annual growth rate;

  •
  "China" or "PRC" refer to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "CIC" refers to China Insights Consultancy Limited, an independent market research and consulting company;

  •
  "CIC Report" refers to an industry report commissioned by us and prepared by CIC in June 2019 to provide information regarding our industry and our market position;

  •
  "CIC Survey" refers to a survey commissioned by us and conducted by CIC in June 2019 to provide information regarding our market position;

  •
  "JingData" refers to Beijing Venture Glory Information Technology Co., Ltd;

  •
  "KOL" refers to key opinion leader;

  •
  "New Economy" refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models;

  •
  "New Economy companies" refers to companies driven by cutting-edge technology and innovative business models;

  •
  "New Economy participants" refers to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy;

  •
  "ordinary shares" refers to our ordinary shares of par value US$0.0001 per share;

  •
  "PV" refers to page view;

  •
  "RMB" or "Renminbi" refers to the legal currency of the People's Republic of China;

  •
  "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States; and

  •
  "36Kr", "we," "us," "our company," and "our," refer, (i) prior to the consummation of the Reorganization, to Beijing Duoke (or, where the context requires, its predecessors) and its consolidated subsidiaries; and (ii) following the consummation of the Reorganization, to 36Kr Holdings Inc., a Cayman Islands company, its subsidiaries and, in the context of describing our operations and consolidated financial statements, its VIE.

        This prospectus contains information and statistics relating to China's economy and its New Economy sector derived from various publications issued by market research companies and PRC governmental entities, which have not been independently verified by us, the underwriters or any of their respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside China.

        Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On June 21, 2019, the noon buying rate for Renminbi was RMB6.8686 to US$1.00.

 THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
[ADSs offered by the selling shareholders]	[ ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]
The ADSs	Each ADS represents ordinary shares, par value US$0.0001 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which will be filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue ordinary shares represented by the ADSs in this offering (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
[All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.]
See "Description of Share Capital."

Ordinary shares outstanding immediately after this offering

Immediately upon the completion of this offering,            ordinary shares will be outstanding, par value US$0.0001 per share (or            ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), [excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plans as of the date of this prospectus.]

Over-allotment option

We [and certain selling shareholders] have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs.

Use of proceeds

We expect to receive net proceeds of approximately US$             million from this offering, based on an assumed initial public offering price of US$            per ADS, which is the mid-point of the estimated initial public offering price range, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

We plan to use the net proceeds of this offering to further enhance our content offerings, expand our business service offerings, deepen cooperation with our existing business partners, finance strategic investments, improve our data analytics and technological capabilities, supplement our working capital and achieve other general corporate purposes. See "Use of Proceeds."

Lock-up

We, [our directors, executive officers, existing shareholders and option holders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for the ADSs or ordinary shares for a period of [180] days after the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.

[NYSE/NASDAQ] trading symbol
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.
Depositary
[Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of        ADSs offered in this offering to our directors, officers, employees, business associates and related persons.]

Risk factors

See "Risk Factors" and other information included in this prospectus for discussions of the risks related to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

        The following summary consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which is prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive Income Data:
Revenues
Online advertising services	73,958	173,783	25,276
Enterprise value-added services	42,465	100,238	14,579
Subscription services	4,084	25,072	3,647

Total revenues	120,507	299,093	43,502
Cost of revenues	(60,749)	(140,317)	(20,408)

Gross profit	59,758	158,776	23,094

Operating expenses
Sales and marketing	(32,275)	(66,984)	(9,742)
General and administrative	(10,040)	(24,125)	(3,509)
Research and development	(6,429)	(22,075)	(3,211)

Total operating expenses	(48,744)	(113,184)	(16,462)

Income from operations	11,014	45,592	6,632
Other income/(expenses)
Share of loss from equity method investments	(549)	(2,794)	(406)
Short-term investment income	371	9,300	1,353
Interest income	12	22	3
Interest expenses	(185)	(97)	(13)
Others, net	1,169	3,322	483

Income before income tax	11,832	55,345	8,052
Income tax expense	(3,909)	(14,827)	(2,156)

Net income	7,923	40,518	5,896
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(149)

Net income attributable to the Company's shareholders	7,923	39,493	5,747

        The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	45,643	48,968	7,122
Short-term investments	102,334	145,451	21,155
Accounts receivable, net	62,801	182,269	26,510
Total current assets	218,143	399,392	58,089
Total non-current assets	3,537	16,033	2,332
Total assets	221,680	415,425	60,421

Total current liabilities	44,824	84,705	12,319
Total liabilities	44,824	84,705	12,319
Total liabilities, mezzanine equity and invested equity	221,680	415,425	60,421

        The following table presents our summary consolidated cash flow data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(11,444)	(45,598)	(6,630)
Net cash used in investing activities	(105,892)	(56,294)	(8,188)
Net cash provided by financing activities	162,979	104,716	15,230
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	—	501	73
Net increase in cash and cash equivalents	45,643	3,325	485

Cash and cash equivalents at beginning of the year	—	45,643	6,637

Cash and cash equivalents at end of the year	45,643	48,968	7,122

        Upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our VIE and (ii) we will consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

Non-GAAP Financial Measures

        In evaluating our business, we consider and use two non-GAAP measures, adjusted net income and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation. We define adjusted EBITDA as adjusted net income before interest income, interest expenses, income tax expense, depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net income and adjusted EBITDA in 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net income	7,923	40,518	5,896
Adjustments:
Share-based compensation expenses	4,888	5,111	743

Adjusted net income	12,811	45,629	6,639
Interest income	(12)	(22)	(3)
Interest expenses	185	97	13
Income tax expense	3,909	14,827	2,156
Depreciation of property and equipment	487	1,585	231
Amortization of intangible assets	—	18	3

Adjusted EBITDA	17,380	62,134	9,039

Key Operating Data

        The following tables present our key operating data for the periods indicated:

	For the twelve-month period ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in millions)
Average monthly PV	120.9	127.0	145.6	196.2	225.4

	For the Year Ended December 31,
	2017	2018
Online advertising services
Number of online advertising services customers	187	320
Average revenue per online advertising services customer(1) (RMB'000)	395.5	543.1
Enterprise value-added services
Number of enterprise value-added services customers	140	263
Average revenue per enterprise value-added services customer(2) (RMB'000)	303.3	381.1
Subscription services
Number of individual subscribers	15,880	52,551
Average revenue per individual subscriber(3) (RMB)	112	204
Number of institutional investor subscribers	14	121
Average revenue per institutional investor subscriber(4) (RMB'000)	164.2	118.7

Notes:

(1)
Equals revenues generated from online advertising services for a period divided by the number of online advertising services customers in the same period.

(2)
Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services customers in the same period.

(3)
Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

(4)
Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We have a limited operating history as a stand-alone company, which makes it difficult to evaluate our business. We cannot guarantee that we will be able to maintain the growth rate that we have experienced to date.

        We commenced our operations as a stand-alone company when we were incorporated by Xieli Zhucheng in December 2016. Since then we have achieved rapid growth in terms of user traffic, customer base and revenues. However, our limited operating history as a stand-alone company may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

  •
  enrich New Economy-focused content offerings;

  •
  maintain, strengthen and diversify content distribution channels;

  •
  retain existing users on, and attract new users to, our platforms;

  •
  offer comprehensive business services tailored to enterprises' needs throughout their lifecycles;

  •
  attract, retain and motivate talented in-house content creation team;

  •
  maintain stable relationships with third-party professional content providers;

  •
  develop and implement successful monetization strategies;

  •
  increase brand awareness through marketing and branding activities;

  •
  upgrade existing technology and infrastructure and develop new technologies;

  •
  successfully compete with other companies that are currently in, or may in the future enter, our industry; and

  •
  adapt to the evolving regulatory environment.

        All of these endeavors involve risks and will require significant allocation of management and employee resources and capital expenditures. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our platform does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations and financial condition will be materially and adversely affected.

We are subject to risks associated with operating in the rapidly evolving New Economy sectors.

        As a New Economy-focused content and business services provider dedicated to serving New Economy participants in China, we are subject to risks associated with the rapidly evolving nature of New Economy sectors, including but not limited to technology, consumer and retail, and healthcare. Our future business, financial conditions, and results of operations will largely depend on the development of China's New Economy and the growth of the number of New Economy participants.

According to the CIC Report, New Economy in China has experienced periods of rapid expansion, and the market size of New Economy-focused online advertising services, enterprise value-added services, and subscription services is expected to grow at a CAGR of approximately 16.5%, 27.3% and 34.9% from 2018 to 2023, respectively. However, there are significant uncertainties with respect to the growth and sustained profitability of China's New Economy sectors, including changes in general economic conditions in China, New Economy market trends and regulatory environment. Most of these factors are beyond our control. For example, adverse regulatory developments in New Economy sectors in China, such as new or stricter licensing requirements and restrictive industry policies, could materially affect the result of operations and financial conditions of our customers participating in such industries, which may in turn reduce their demand for our services. As a result, our business, financial condition and results of operations could be materially and adversely affected.

The success of our business depends on our ability to maintain and enhance our brand. Negative publicity about us, our services, operations and management, or our affiliates may adversely affect our reputation and business.

        We believe that maintaining and enhancing our 36Kr brand is critical to our success, especially user and customer acquisition and retention. Unsuccessful marketing efforts, low-quality content and service offerings and unsatisfying user and customer experience are likely to harm our brand image and value. Furthermore, we were incorporated in December 2016 as a wholly-owned subsidiary of Xieli Zhucheng, to hold all its businesses of New Economy-focused content and business services. Any negative publicity about our affiliates may be misunderstood as relating to us, which may adversely affect our reputation and business.

        In addition, negative publicity about us, our services, operations and our management may adversely affect our reputation and business. We have from time to time received negative publicity, including negative Internet and blog postings about our company, our business, our management, our services or our affiliates. Certain of such negative publicity may come from malicious harassment or unfair competition acts by third parties. Our brand and reputation may be materially and adversely affected, which in turn may cause us to lose market share, users, customers and other third parties we conduct business with. As a result, our results of operations and financial performance may be negatively affected.

If we fail to provide high-quality content in a timely manner, we may not be able to attract or retain users. If our efforts to attract or retain users are not successful, our business and results of operations will be materially and adversely affected.

        We have experienced significant user growth over the past several years. Our success depends on our ability to generate sufficient user traffic on our platform through the provision of high-quality New Economy-focused content. To attract and retain users, we need to further enrich our content by producing and sourcing new high-quality content in a cost-effective and timely manner. Furthermore, we need to anticipate and quickly respond to changing user preferences, development in New Economy market trends. If we fail to cater to the needs and preferences of our users or deliver high-quality content in an efficient manner, we may suffer from reduced user traffic. In addition, if our valuable users no longer contribute their opinions or comments or other forms of interactive content to our platform, we may experience a decrease in the number of users or level of user engagement. At the same time, spam or excessive advertisement could impact user experience on our platform, which could damage our reputation and deter visits to our platform. If we are unable to grow our user base or increase user engagement, our platform will become less attractive to potential customers, especially online advertising customers. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We cannot guarantee our monetization strategies will be successfully implemented or generate sustainable revenues or profit.

        We currently generate a majority of our revenues from online advertising services. Nevertheless, we have been diversifying and may further diversify our monetization channels by introducing new services, including services with which we have limited or no prior experience. We have been expanding our comprehensive enterprise value-added service offerings to meet various demands of our customers. We cannot assure that any of our newly launched services will successfully achieve wide market acceptance, increase the penetration of our addressable market or generate revenues or profit. If our business initiatives fail to enhance our monetization abilities, we may not be able to maintain or increase our revenues or recover any associated costs, and our business and operating results may suffer as a result.

Our business could suffer if we are unable to retain or hire quality in-house writers and editors.

        We rely primarily on our in-house writers and editors to create high-quality original content. We intend to continue to invest resources in our in-house writer and editorial team to maintain and improve content creation capabilities. Nevertheless, the demand and competition for talent is intense in our industry, particularly for skilled writers and editors. Therefore, we may need to offer high compensation and additional benefits to maintain a skilled in-house content creation team, which could increase our expenses. If we fail to compete effectively for talents, lose existing writers or editors, or fail to otherwise maintain an in-house content creation team at reasonable costs, our in-house content creation capabilities would be negatively affected. Any deterioration in our in-house content creation capabilities may materially and adversely affect our business and operating results. If we are unable to offer high-quality original content in a cost-effective manner, our user experience may be adversely affected, and we may suffer from reduced user traffic. Our business, financial condition and results of operations may be materially and adversely affected as a result.

Deterioration or termination of cooperation with third-party professional content providers may have a material adverse impact on our business and results of operations.

        Third-party professional content constitutes a meaningful part of our content offerings, and we intend to continue to attract and explore new partnership with third-party professional content providers. If we fail to maintain our relationship with them, or they fail to provide content of satisfactory quality upon terms commercially acceptable to us, we may loss a significant portion of high-quality content offerings, and as a result our brand and operations could be materially harmed.

Our business, prospects and financial results may be affected by our relationship with third-party platforms.

        We distribute certain of our content through our accounts on leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu. These third-party platforms enable us to effectively extend our user reach and enhance our influence. To the extent that we fail to leverage such third-party channels, our ability to attract or retain users may be harmed. If our relationship with these third-party platforms deteriorates or is terminated or we fail to establish or maintain relationships with them on commercially viable terms, we may not be able to quickly locate alternative channels. As a result, the aforementioned circumstances may limit our ability to continue growing our user base and have a material adverse effect on our business, financial condition and results of operations.

If the content provided on our platform is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

        China has enacted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as "socially destabilizing" or leaking "state secrets" of China. In addition, certain news items, such as news relating to national security, may not be published without permission from the PRC regulatory authorities. If the PRC regulatory authorities were to take any action to limit or prohibit the distribution of information through our platform or our services, or to limit or regulate any current or future content or services available to users on our platform, our business could be significantly harmed.

        In addition, we operate discussion forum, blog, comment section and user survey for our users to interact on our platform, such as expressing opinions, posting comments and discussing with each other, and thereby generating our user interactive content. We have implemented an efficient and thorough content screening and monitoring mechanism which involve both automated filtering and manual review, to timely remove any inappropriate or illegal content, including interactive content on our platform. However, such procedures may not prevent all illegal or impropriate content or comments from being posted, and our editorial staff may fail to review and screen such content or comments effectively.

        Failure to identify and prevent illegal or inappropriate content from being distributed on our platform may subject us to liability. To the extent that PRC regulatory authorities find any content on our platform objectionable, they may require us to limit or eliminate the dissemination of such content on our platform in the form of take-down orders or otherwise. In addition, PRC laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator.

If we fail to develop effective online advertising services, retain or acquire new online advertising customers, our financial condition, results of operations and prospects may be materially and adversely affected.

        We generate a majority of our revenues from online advertising services. Revenue generated from online advertising services accounted for 61.4% and 58.1% of our total revenues in 2017 and 2018, respectively. Our ability to generate and maintain our revenues from online advertising services depends on a number of factors, including our brand value, our user and customer base and competition in the online advertising services market. We cannot assure you that we will be able to retain or acquire online advertising customers in the future or maintain or increase pricing of online advertising services. For instance, if our online advertising customers find that they can gain public attention more efficiently elsewhere, or if our competitors provide online advertising services that suit their goals better, we may lose our online advertising customers. In addition, third parties may develop and use certain technologies to block the display of our online advertising customers' advertisements on our platform. As a result, we may lose our online advertising customers or be forced to reduce our pricing as our customers' advertisement becomes less effective due to more limited reach, which in turn materially and adversely affects our results of operations. Additionally, if our online advertising customers determine that their advertising expenditures on our platform do not generate expected returns, they may bargain with us for lower pricing or reduce or terminate cooperation with us. Furthermore, given most of our online advertising service agreement with customers are short-term contracts, our customers may reduce or discontinue cooperation with us easily without incurring material liabilities.

We face competition in major aspects of our business. If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected.

        The New Economy-focused business services market is highly competitive. Our online advertising services face competition from other content-based online advertising services providers as well as technology channels of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relation companies. We also compete with paid content services providers with respect to our subscription services. We also face competition from traditional advertising media. If we cannot effectively compete with these platforms and distribution channels for marketing budgets of our existing and potential customers, our results of operations and growth prospects could be adversely affected.

        Our competition is primarily centered on increasing user traffic, user engagement and brand recognition, as well as customer acquisition and retention, among other factors. Some of our competitors have longer operating histories and significantly greater financial resources than we do, which may allow them to attract and retain more users and customers. Our competitors may compete with us in a variety of ways, including by offering popular content, introducing new business services, conducting more aggressive brand promotions and other marketing activities and through investments and acquisitions. If any of our competitors achieves greater market acceptance or is able to offer more attractive content and business services than us, our user traffic, customer acquisition and retention, brand value and market share may decrease, which may have a material and adverse effect on our business, financial condition and results of operations.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

        We have incurred expenses on a variety of marketing and branding activities. In 2017 and 2018, we incurred RMB32.3 million and RMB67.0 million (US$9.7 million) in sales and marketing expenses, accounting for 26.8% and 22.4% of our total revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could impact our business operations and financial performance.

Content provided on our platform may expose us to libel or other legal claims which may result in costly legal damages.

        Claims may be threatened and filed against us for libel, defamation, invasion of privacy, intellectual property right infringements and other theories based on the nature and content of the information distributed on our platform. While we screen our content for such potential liability, there is no assurance that our screening process will identify all potential liability, especially liability arising from our user interactive content and content we source from thirty parties. In the past, there was no claim brought against us which resulted in material liability, but we cannot assure you we will not be subject to future claims that could be costly, encourage similar lawsuits, distract our management team and harm our reputation and possibly our business.

Advertisements on our platform may subject us to penalties and other administrative actions.

        Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authorities. To fulfill these monitoring functions, we typically include clauses in our online advertising contracts requiring that all advertising content provided by online advertising customers must comply with relevant laws and regulations. Under PRC law, we may have claims against online advertising customers for all damages to us caused by their breach of such representations. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our online advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC regulatory authorities may force us to terminate our online advertising operation or revoke our licenses. See "Regulations—Regulations on Online Advertising Services."

        A majority of the advertisements shown on our platform are provided to us by third parties. Although we have implemented automated and manual content monitoring systems and significant efforts have been made to ensure that the advertisements shown on our platform are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true, accurate and legitimate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. The inability of our systems and procedures to adequately and timely discover such evasions may subject us to regulatory penalties or administrative sanctions. Although we have not been subject to material penalties or administrative sanctions in the past for the advertisements shown on our platform, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects. See "Regulations—Regulations on Online Advertising Services."

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet businesses and companies, including limitations on our ability to own key assets such as our platform.

        The Chinese government heavily regulates the Internet industry, including foreign investment in the Chinese Internet industry, content on the Internet and license and permit requirements for services providers in the Internet industry. Since some of the laws, regulations and legal requirements with respect to the Internet are relatively new and evolving, their interpretation and enforcement involve significant uncertainties. In addition, the Chinese legal system is based on written statutes, such that prior court decisions can only be cited for reference and have little precedential value. As a result, in many cases it is difficult to determine what actions or omissions may result in liabilities. Issues, risks and uncertainties relating to China's government regulation of the Chinese Internet sector include the following:

  •
  We operate our platform in China through entities controlled via contractual arrangements versus direct ownership due to restrictions on foreign investment.

  •
  Uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices, give rise to the risk that some of our permits, licenses or operations may be subject to challenge, which may be disruptive to our business, subject us to sanctions or require us to increase capital, compromise the enforceability of relevant contractual arrangements, or have other adverse effects on us. The numerous and often vague restrictions on acceptable content in China may subject us to potential civil and criminal liability, temporary blockage of platform or complete shut-down of our platform.

        Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. The adoption of additional laws or regulations may impede the growth of the Internet or other online services, which could, in turn, decrease the demand for our content and services and increase our cost of doing business. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could significantly disrupt our operations or subject us to penalties.

        The interpretation and application of existing PRC laws, regulations and policies, the stated positions of relevant PRC government authorities and possible new laws, regulations or policies have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.

Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

        The PRC government regulates the Internet industry extensively, including foreign ownership of, and the licensing requirements pertaining to, companies in the Internet industry. A number of regulatory agencies, including the Ministry of Culture, or the MOC, the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or CAC, the National Radio and Television Administration, or the NRTA (previously known as the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT), the State Council Information Office, or the SCIO, and other governmental authorities, jointly regulate all major aspects of the Internet industry. Operators are required to obtain various government approvals and licenses prior to providing the relevant Internet information services.

        The content provided on our platform, including New Economy-focused industry reports, market updates, flash updates, columns and interviews, may be deemed to be news information content. Pursuant to the Provisions for the Administration of Internet News Information Services issued by the national CAC on May 2, 2017 that became effective on June 1, 2017, an Internet news information license shall be obtained for a provider of Internet news information services to the public in a variety of ways, including forwarding Internet news information and offering of platforms for the dissemination of Internet news information. As such, we may be required to obtain an Internet news information license from CAC for our business. In practice, competent Internet news information services providers that are not state-owned, such as our company, may need to introduce a state-owned shareholder in order to facilitate the application and approval process for the Internet news information license. See "Regulations—Regulation on Internet News Services."

        In addition, according to the Provisions for the Administration of Internet News Information Services, those that apply for a license for Internet news information collecting, editing and publishing service shall be news agencies (including the entities held thereby) or the entities under the charge of news publicity authorities. Internet news information services providers shall separate their news collection and editing services from other operational businesses and non-state-owned capitals shall not engage in services of collecting and editing Internet news information. We are not a news agency or a state-owned entity engaging in services of collecting and editing Internet news information. As such, we may not be permitted to collect and edit Internet news information. As a result, the CAC or its applicable office at the provincial level may, at its sole discretion, order us to cease relevant operations, and impose a fine of more than RMB 10,000 and less than RMB 30,000; where a crime is constituted, it shall be subject to criminal liabilities.

        We plan to apply for the Internet news information license from the CAC through our VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. In the event we fail to obtain the Internet news information license, we may be ordered to suspend relevant business and our results of operations and financial condition could be materially and adversely affected. As of the date of this prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet news information license. However, in the past, CAC ordered certain PRC companies to suspend their online content offerings for a certain period of time due to their lack of Internet news information license. As such, we cannot assure you that we will not be subject to similar or other penalties, such as any warning, investigations, suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

        Pursuant to the Administrative Provisions on Internet Audio-visual Program Service, or the Audio-visual Program Provisions, which was issued by the MIIT and the State Administration of Radio, Film and Television, or the SARFT (the predecessor of SAPPRFT) on December 20, 2007 and came into effect on January 31, 2008 and was amended on August 28, 2015, online transmission of audio and video programs requires an Internet audio-visual program transmission license and online audio-visual services providers must be either wholly state-owned or state-controlled. In a press conference jointly held by SARFT and MIIT to answer questions with respect to the Audio-visual Program Provisions in February 2008, SARFT and MIIT clarified that online audio-visual services providers that had already been operating lawfully prior to the issuance of the Audio-visual Program Provisions may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio-video services providers established after the Audio-visual Program Provisions was issued. See "Regulation—Regulations on Internet Audio-visual Program Services."

        We provide our content in various formats, including a small portion of audio and video, and we plan to continue to offer audio and video content on our platform. If such content offerings are considered as online transmission of audio and video programs, we may be required to obtain the Internet audio-visual program transmission license. We currently do not possess such license. If the relevant regulatory authorities find our operations to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to rectify such non-compliance and pay a fine of not more than RMB30,000. In severe cases, we may be ordered to cease transmission of audio and video programs, be subject to a penalty equal to one to two times our total investment in the affected business and the devices we used for such operation may be confiscated. Furthermore, according to the Audiovisual Program Provisions, the telecommunications administrative authorities may, based on written opinions of the SARFT, and in accordance with the relevant laws and regulations on supervision of telecommunications and Internet, close our platform, revoke the relevant license or filings for the provision of Internet information service and order the relevant network operation entity which provides us signal access services to stop such provision of services. As of the date of this prospectus, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of the Internet audio-visual program transmission license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet audio-visual program transmission license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

        On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which took effect in March 10, 2016 and prohibit wholly foreign-owned enterprises, Sino-foreign equity joint ventures and Sino-foreign cooperative enterprises from engaging in the provision of web publishing services. Under these rules, providers of online publications are required to hold the Internet publishing license. However, uncertainty remains regarding the interpretation of relevant concepts, including "online publications" under the current PRC laws and regulations. Although we have not been required by the General Administration of Press and Publication or other relevant authorities to obtain the Internet publishing license as of the date of this prospectus, we may face further scrutiny by such authorities and they may require us to apply for such license or subject us to penalties. In addition, cooperation between Internet publishing services providers and wholly foreign-owned enterprises, Sino-foreign equity joint ventures, or Sino-foreign cooperative enterprises within China or overseas organizations or individuals engaging in Internet publishing business shall be subject to examination and approval by the General Administration of Press and Publication in advance. See "Regulations—Regulations on Internet Publishing."

        If the provision of our in-house-generated content, in the forms of articles, pictures, audio and video clips, on our online platform is considered "online publishing", we may be required to obtain the Internet publishing license. If the relevant regulatory authorities find our operations without an Internet publishing license to be in violation of the applicable laws and regulations, such regulatory authorities may order us to cease relevant operations or close our platform, or confiscate the devices we used for such operation. If our revenue from such violation is less than RMB10,000, the relevant regulatory authorities may impose a fine of less than RMB50,000. If our revenue from such violation is RMB10,000 or above, such regulatory authorities may impose a fine equivalent to five to ten times of our revenue from the violation. In addition to the administrative penalties, our operation without the Internet publishing license may also subject us to civil and criminal liabilities.

        We plan to apply for the Internet publishing license through our VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of the Internet publishing license. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially adversely affect our business, financial condition and results of operations.

Lack of online culture operating permit may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

        On February 17, 2011, the Ministry of Culture (the predecessor of the Ministry of Culture and Tourism) issued the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provision, which was amended in 2017. According to the Internet Culture Provision, Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. Pursuant to the Internet Culture Provision, commercial Internet culture activities shall be approved by the relevant cultural administration authorities or cultural market enforcement authorities. See "Regulation—Regulations on Online Culture Administration."

        Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, our content and services may not be considered as "online culture product." However, there is uncertainty with respect to the interpretation and application of PRC laws. If our content and services are considered as "online culture product", we will be required to obtain the online culture operating permit from the relevant local branches of the Ministry of Culture and Tourism. Additionally, if the relevant regulatory authorities find our current operations without an online culture operating permit to be in violation of the applicable laws and regulations, we may receive a warning and be ordered to cease our relevant operation, and may also be subject to a fine of no more than RMB30,000. If we refuse to cease the relevant operation, we may also be blacklisted publicly as an uncreditworthy entity. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the permit. However, in the past, the Ministry of Culture Tourism or its relevant local branch ordered certain PRC companies to suspend their online content offering for a certain period of time due to their lack of the online culture operating permit. As such, we cannot assure you that we will not be subject to any warning, investigations suspension of some or all of our content offerings or other penalties that may materially and adversely affect our business, financial condition and results of operations.

Lack of production and operation of radio and television programs license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition.

        On July 19, 2004, the SARFT promulgated the Regulations on the Administration of Production and Operation of Radio and Television Programs, or the Radio and TV Programs Regulations, which came into effect on August 20, 2004 and was amended on August 28, 2015. Pursuant to the Radio and TV Programs Regulations, entities engaging in the production of radio and television programs must obtain a production and operation of radio and television program license from the SARFT or its counterparts at the provincial level. Holders of such licenses must conduct their business operations strictly in compliance within the approved scope as provided in the licenses. See "Regulation—Regulations on the Administration of Production and Operation of Radio and Television Programs."

        Our in-house content are generated in the forms of articles, pictures, audio and video clips. Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, radio and television programs primarily refer to content distributed on radio and television instead of on mobile apps and websites. However, there is uncertainty with respect to the interpretation and application of PRC laws. If our in-house generated audio and video content are considered as radio and television programs, we will be required to obtain the production and operation of radio and television program license. Additionally, the relevant regulatory authorities may also find our current operations without the production and operation of radio and television program license to be in violation of the applicable laws and regulations. As a result, we may be ordered to cease our relevant operation, or be subject to a fine of RMB10,000 to RMB50,000 and a confiscation of devices used in our relevant operation. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for lack of the license. However, in the past, the relevant governmental authorities penalized certain PRC companies due to their lack of production and operation of radio and television programs license. As such, we cannot assure you that we will not be subject to any warning, investigations or other penalties that may materially and adversely affect our business, financial condition and results of operations.

If we fail to complete the update procedures of or maintain the ICP license, our business, financial condition and results of operations may be materially and adversely affected.

        PRC regulations impose sanctions for engaging in Internet information services of a commercial nature without having obtained an Internet content provider license, or the ICP license. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the mobile apps and websites may be ordered to cease operation. See "Regulation—Regulations on Value-added Telecommunication Services."

        Our PRC variable interest entity, Beijing Duoke, has obtained a valid ICP license, which will remain effective until March 13, 2020. As Beijing Duoke has changed its name from Beijing Pinxin and its registered capital within the validity period of its ICP license, we are required and we plan to apply for the update of the ICP license through Beijing Duoke. Given the evolving regulatory environment of the value-added telecommunication business, we cannot assure you that we will timely complete the update. In the event that the local telecommunication regulatory authority puts our update application on hold or we fail to complete the update of ICP license, we could be found in violation of the regulations governing the provision of Internet information services and may receive a warning and be ordered to rectify such non-compliance and pay a fine of more than RMB5,000 but not more than RMB30,000. As a result our operations and financial condition could be harmed materially. Furthermore, we may not be able to maintain or renew our ICP license, which would subject us to the sanctions such as the imposition of fines and the discontinuation or restriction of our operations or other sanctions as stipulated in the new regulatory rules, and materially and adversely affect our business and impede our ability to continue our operations.

        As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities for failure to update the permit. However, we cannot assure you that we will not be subject to any warning, investigations or penalties that may adversely affect our business, financial condition and results of operations.

If we are unable to manage our growth, our business and prospects may be materially and adversely affected.

        We have experienced rapid growth since our incorporation in 2016. To manage our business expansion, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. We may be required to spend more on sales and marketing in order to support any such expansion and our efforts may not be effective. If we fail to manage our expansion effectively or efficiently, our business and results of operations may be materially and adversely affected.

We may face challenges in expanding our international and local operations.

        We rely on our diversified distribution channels to deliver our content to users in a cost-effective and timely manner. Specifically, we collaborate with established overseas and local media companies in setting up overseas and local stations. As of the date of this prospectus, we have established local stations covering seven cities in China and launched krasia.com in Singapore and 36kr.jp in Japan. On the one hand, we face risks associated with expanding into new regions and markets in which we have limited or no experience and in which our brand may be less known. We may be unable to attract a sufficient number of users and other participants through our overseas and local stations. We may face fierce competition from overseas and local markets or other difficulties in operating effectively in these new markets. On the other hand, our international expansion and local penetration will also expose us to risk such as increased demands on management, operational and financial resources, different regulatory compliance requirements and exchange rate fluctuations, among others. One or more of these factors could adversely impact our international and local operations. Accordingly, any efforts we make to expand our international and local operations may not be successful.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

        We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. Furthermore, if such goodwill or intangible assets become impaired, we may be required to record a significant charge to our results of operations. Such investments and acquisitions may also require our management team to devote a significant amount of attention. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval from the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We have recorded negative cash flows from operating activities historically. We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

        We have experienced cash outflow from operating activities in history. We recorded net cash used in operating activities of RMB11.4 million and RMB45.6 million (US$6.6 million)) in 2017 and 2018, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operation and future business expansion. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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  our market position and competitiveness in the New Economy-focused business services market;

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  our future profitability, overall financial condition, results of operations and cash flows;

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  general market conditions for capital raising activities by New Economy and other Internet companies in China; and

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  economic, political and other conditions in China and internationally.

        We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

        We typically extend to our customers credit terms ranging from 90 to of 180 days, resulting in accounts receivable. We generally make a credit assessment of our customers before entering into an agreement with them. Nevertheless, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, the financial soundness of our customers, which is beyond our control, may affect our collection of accounts receivable. Any delay in payment or failed payment may adversely affect our liquidity and cash flows, which in turn has a material adverse effect on our business operations and financial results.

Our current dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

        A considerable portion of our revenues is derived from a limited number of our customers. In 2018, our top five customers in aggregate accounted for approximately 30% of our total revenues. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It may not be possible for us to predict the future level of demand for our services by our largest customers. Actions taken by our largest customers to exploit their comparably superior bargaining position when negotiating for renewals of services agreements or otherwise could also have an adverse effect on our results of operations. In addition, revenues from the largest customers may fluctuate from time to time for reasons beyond our control. There can be no assurance that we can maintain relationships with our largest customers on commercially desirable terms. If any of the foregoing were to occur, we could be pressured to reduce the prices we charge for our services or risk losing our largest customers, which could have an adverse effect on our revenues and margins, and could negatively affect our financial position and results of operations and/or trading price of our ADSs.

The continued and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

        Our success depends on the continued and collaborative efforts of our senior management. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing business, we may lose crucial business secrets, technological know-hows, customers and other valuable resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for information or content distributed on our platform, which may be expensive to defend and may materially and adversely affect our business, financial condition and prospects.

        Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Companies in the Internet, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. The validity, enforceability and scope of protection of intellectual property rights in Internet-related industries, particularly in China, are uncertain and still evolving. As we face increasing competition and as litigation becomes more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement claims.

        While our content screening and monitoring mechanism screens content for potential copyright infringements, we may not be able to identify all instances of copyright infringement, especially those arising from professional content we source from third parties. For example, content providers may submit copyrighted content that they have no right to distribute. In the event we deliver content that violates the copyrights of a third party, we may be required to pay damages to compensate such third party. In addition, our platform allows our users to voice their opinions, express their views, discuss with each other and provide feedbacks to our content. Content posted by our users may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. Pursuant to our user agreement, users agree not to post any content that is illegal, obscene or may otherwise violate generally accepted codes of ethics. We have also implemented automated and manual review of the content on our platform. However, there is no assurance that we can to identify and remove all potentially infringing content uploaded by our users. As a result, our business, results of operations and financial condition could be materially and adversely affected.

        Third parties may take action and file claims against us if they believe that certain content on our site violates their copyrights or other related legal rights. We have been, and may in the future be, subject to such claims in the PRC.

        In addition, we operate our platform primarily through our consolidated affiliated entities and their subsidiaries, and our ability to monitor content as described above depends in large part on the experience and skills of the management of, and our control over, those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See "—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business."

        Although we have not been subject to claims or lawsuits with respect to copyright infringement outside of China, we cannot assure you that we will not become subject to copyright laws or legal proceedings initiated by third parties in other jurisdictions, such as the United States, as a result of the ability of users to access our content in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts, the fact that we sub-licensed content from licensors who in turn obtained their authorizations from content providers in the United States and other jurisdictions or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our platform or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We may not be able to adequately protect our intellectual property and prevent others from unauthorized use of our intellectual property, which could cause us to be less competitive and harm our business.

        We rely on a combination of copyright, trademark and other intellectual property laws and confidentiality agreements and other measures to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our copyrighted content and other intellectual property. Monitoring such unauthorized use is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. The PRC has historically afforded less protection to a company's intellectual property than the United States and the Cayman Islands, and therefore companies such as ours operating in the PRC face an increased risk of intellectual property piracy.

        In addition, we entered into a trademark transfer agreement with Xieli Zhucheng, pursuant to which it has agreed to transfer certain trademarks to us. As of the date of this prospectus, we have not finished the trademark transferring registration, which could impair our ability to protect our trademark rights and prevent others from unauthorized use of such trademarks.

We may from time to time become a party to litigation, legal disputes, claims or administrative proceedings that may materially and adversely affect us.

        We may from time to time become a party to various litigation, legal disputes, claims or administrative proceedings arising in the ordinary course of our business. We may also get involved in legal disputes, claims or litigation in connection with our major corporate actions. For example, in connection with the Reorganization, shareholders of Xieli Zhucheng are entitled to designate an entity to subscribe for and/or receive shares of our company reflecting their respective indirect ownership percentages in our VIE before completion of the Reorganization. Certain shareholder of Xieli Zhucheng, however, has not officially responded to Xieli Zhucheng's request for such designation. As such, Xieli Zhucheng designated an offshore entity to hold the shares that such shareholder is entitled to receive in the Reorganization, which represent [1.5]% of our total outstanding shares immediately prior to the completion of this offering, pending further instructions from such shareholder. We cannot assure you, however, that such shareholder will be satisfied with such arrangement or will not file any claim or lawsuit against Xieli Zhucheng or us to claim for damages or even challenge the validity of the Reorganization and our contractual arrangements with our VIE.

        We cannot predict the outcome of any litigation, legal disputes, claims or administrative proceedings. If any verdict or award is rendered against us or if we decide to settle the disputes, we may be required to incur monetary damages or other liabilities. Even if we can successfully defend ourselves, we may have to incur substantial costs and spend substantial time and efforts in these lawsuits. Negative publicity relating to such litigation, legal disputes, claims or administrative proceedings may damage our reputation and adversely affect the image of our brand and services. Furthermore, any litigation, legal disputes, claims or administrative proceedings which are not of material importance may escalate due to the various factors involved, such as the facts and circumstances of the cases, the likelihood of winning or losing, the monetary amount at stake, and the parties concerned continue to evolve in the future, and such factors may result in these cases becoming of material importance to us. Consequently, any ongoing or future litigation, legal disputes, claims or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

We have undertaken strategic partnerships which may not be successful. If our collaboration with any of our strategic partners is terminated or curtailed, or if we are no longer able to benefit from the business collaborations with our strategic partners, our business may be adversely affected.

        Our business has benefited from our collaborations with our strategic partners to provide services that are critical to our businesses. For example, through our strategic partnership with JingData, which is a wholly-owned subsidiary of Xieli Zhucheng, we collectively contribute to and manage a massive database of over 800,000 enterprises, which is essential to our business. If there is a material disruption in the business of JingData, or any systems failure or security breach or lapse from JingData, our business, financial condition and results of operations may be adversely affected. We cannot assure you that such alliances or partnerships will make a positive contribution to our business, and we might not be able to maintain our cooperative relationships with our strategic partners and their respective affiliates in the future. If the services provided by these strategic partners become limited, compromised, restricted, curtailed or less effective or become more expensive or unavailable to us for any reason, our business may be materially and adversely affected. To the extent we cannot maintain our cooperative relationships with any of these strategic partners, it may be very difficult for us to identify other alternative partners, which may divert significant management attention from existing business operations and adversely impact our daily operation and customer experience.

We rely on third-party online payment platforms as to certain aspects of our operations. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

        Our customers may pay for our service using a variety of different online payment methods. We rely on third parties to process such payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and results of operation could be adversely impacted.

Our business, results of operations and financial condition may be harmed by service disruptions, or by our failure to timely and effectively scale and adapt our existing technology and infrastructure.

        We may experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our services simultaneously, computer viruses and denial of service, fraud and security attacks. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform or cause us to lose content stored on our platform, which could significantly harm our business and our ability to retain existing users and attract new users.

        As the number of our users increases and as we continue to diversify into new content formats, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, analyze and deliver content. It may become increasingly difficult to maintain and improve the performance of our services, especially during peak usage times, as our services become more complex and our user traffic increases. If our users are unable to access our platform or we are not able to make information available rapidly on our platform, or at all, users may become frustrated and seek other channels for their New Economy-focused content, and may not return to our platform or use our platform as often in the future, or at all. This would negatively impact our ability to attract users and maintain high level of user engagements as well as our ability to attract online advertising customers.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

        The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication services providers to provide us with data communications capacity. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China's Internet infrastructure or the telecommunications networks provided by telecommunications services providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications services providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

Privacy concerns relating to our services and the use of user information could damage our reputation, deter current and potential users and customers from using our services and negatively impact our business.

        We collect personal data from our users in order to better study and predict the preferences and demands of our users, and in turn tailor and recommend our content offerings accordingly. Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our business, results of operations and financial condition. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

        Any systems failure or compromise of our security that results in the unauthorized access to or release of our users' or customers' data could significantly limit the adoption of our services, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of products and services we offer and expand our user base.

        New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. See "Regulation—Regulation on Privacy Protection."

If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed.

        Our services involve the storage and transmission of users' information, and security breaches expose us to a risk of loss of this information, litigation and potential liability. Our user data is encrypted and saved on cloud-based servers, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. Upon a security breach, our technical team will be notified immediately and diagnose and solve the technical problems. As of the date of this prospectus, we have not experienced any material incidents of security breach.

        Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our user accounts or redirect our user traffic to other websites. Functions that facilitate interactivity with other mobile applications, which among other things allows users to log into our platform using their accounts or identities, could increase the scope of access of hackers to user accounts. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive information in order to gain access to our data or our users' data or accounts, or may otherwise obtain access to such data or accounts. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our services that could have an adverse effect on our business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose users and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business, results of operations and financial condition.

Our user and customer operating metrics and other estimates are subject to inherent challenges in measuring our operating performance, which may harm our reputation.

        We regularly review our operating metrics in relation to our users and customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform's data, have not been validated by an independent third party, and may not be indicative of our future operation results. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our platform is used across a large population in China. For example, we may not be able to distinguish individual users who have multiple registered accounts across our self-operated platform and third-party platforms. Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we might expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If online advertising customers or investors do not perceive our user or other operating metrics to accurately represent our user base, or if we discover inaccuracies in our user or other operating metrics, our reputation may be harmed.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and other control deficiencies. The material weakness identified is our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We are in the process of implementing a number of measures to address the identified material weakness and control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that these measures may fully address or remediate the material weakness and control deficiencies.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

        Insurance companies in China offer limited business insurance products. We do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption may result in our incurring substantial costs and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

        Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. Our operating results tend to be seasonal. For instance, advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. As compared to the first quarter, our online advertising customers tend to increase advertising and marketing spending near the end of each calendar year when they spend their remaining annual budgets. Moreover, as most of our offline events are hosted in the fourth quarter of each year, we also experience increase in revenues during the fourth quarter of each year for our enterprise value-added services. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have granted, and may continue to grant, share incentives, which may have an adverse effect on our future profit.

        Beijing Duoke adopted a share incentive plan in December 2016, or the 2016 Share Incentive Plan, to enhance its ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. The maximum percentage of aggregate equity interest of Beijing Duoke that it is authorized to issue is 20%, divided into 1,000,000 units, pursuant to the 2016 Share Incentive Plan at the time of adoption. As of the date of this prospectus, 922,913 restricted share units have been granted and outstanding under the 2016 Share Incentive Plan, excluding awards that were forfeited after the relevant grant dates. See "Management—Share Incentive Plan."

        In addition, prior to our incorporation, Xieli Zhucheng granted restricted share units to certain employees in relation to the New Economy-focused businesses which were transferred to us. As a result, the associated share-based compensation expenses of such employees were allocated to the consolidated financial statements of our Group as a contribution by the parent company. In 2017 and 2018, we recorded RMB4.9 million and RMB5.1 million (US$0.7 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

        The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and ongoing trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China's gross domestic product (GDP) growth was 6.6% in 2018. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In addition, there have also been concerns on the relationship between China and the U.S. following rounds of tariffs imposed by the U.S. and retaliatory tariffs imposed by China. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers. In addition, to the extent we offer credit to any customer and the customer experiences financial difficulties due to the economic slowdown, we could have difficulty collecting payment from the customer.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operation.

        We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide our services.

        Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or another contagious disease or condition, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our business, results of operations and financial condition could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. The Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2018 Version) provides that foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial Internet content provider or other value-added telecommunication services provider other than an e-commerce services provider, and the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) requires that the major foreign investor in a value-added telecommunication services provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record. In addition, foreign investors are prohibited from investing in companies engaged in Internet dissemination, Internet content provision, Internet news information services, online publishing businesses, certain Internet culture businesses, Internet audio-visual programs businesses and production and operation of radio and television programs. See "Regulation—Foreign Investment Law"

        We are a Cayman Islands company and our subsidiary in China is currently considered a foreign-invested enterprise. Accordingly, in practice, our PRC subsidiary is not eligible to provide value-added telecommunication services or conduct other businesses which foreign-owned companies are prohibited or restricted from conducting in China. To ensure strict compliance with the PRC laws and regulations, we expect to conduct such business activities after the Reorganization through our VIE, and its subsidiaries. Beijing Dake, our wholly owned subsidiary in China, will enter into a series of contractual arrangements with our VIE and its shareholders, which enables us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws and regulations. As a result of these contractual arrangements, we expect to have control over and are the primary beneficiary of our VIE and hence consolidate their operating results in our consolidated financial statements under U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented. For a description of these contractual arrangements, see "Corporate History and Structure."

        If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services and other foreign prohibited services or if the PRC government otherwise finds that we, our VIE, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including:

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  revoking the business licenses and/or operating licenses of such entities;

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  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIE;

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  imposing fines, confiscating the income from our PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrence of any of these events results in our inability to direct the activities of our VIE that most significantly impact their economic performance and/or our failure to receive the economic benefits of our VIE, we may not be able to consolidate their operating results in our consolidated financial statements in accordance with U.S. GAAP.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

We rely on contractual arrangements with our VIE and its shareholders to operate our business, which may not be as effective as direct ownership in providing operational control and otherwise materially and adversely affect our business.

        After the Reorganization is completed, we expect to rely on contractual arrangements with our VIE, its shareholders, as well as certain of its subsidiaries to operate our business in China. For a description of these contractual arrangements, see "Corporate History and Structure." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by our VIE and its subsidiaries constituted substantially all of our revenues in 2017 and 2018.

        If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we expect to rely on the performance by our VIE and its shareholders of their respective obligations under the contracts to exercise control over our VIE. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks will exist throughout the period in which we operate our business through the contractual arrangements with our VIE and its shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business." Therefore, our contractual arrangements with our VIE and its shareholders may not be as effective in controlling our business operations as direct ownership.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

        If our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to our PRC subsidiary or its designee after we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith or otherwise fail to fulfill their contractual obligations, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if there are any disputes or governmental proceedings involving any interest in such shareholders' equity interests in our VIE, our ability to exercise shareholders' rights or foreclose the share pledges according to the contractual arrangements may be impaired. If these disputes or proceedings were to impair our control over our VIE, we may not be able to maintain effective control over our business operations in the PRC and thus would not be able to continue to consolidate our VIE's financial results, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

        All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected. See "—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us."

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our VIE were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary's tax expenses. In addition, the PRC tax authorities may impose additional tax liability on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE's tax liabilities increase or if it is required to pay late payment fees and other penalties.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        After the Reorganization is completed, we expect to obtain control over our VIE. The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by our VIE.

        As part of our contractual arrangements with our VIE, our VIE holds certain assets, licenses and permits that are material to our business operations, including without limitation permits, licenses, domain names and most of our IP rights. The contractual arrangements contain terms that specifically obligate our VIE's shareholders to ensure the valid existence of our VIE and restrict the disposal of material assets of our VIE. However, in the event that our VIE's shareholders breach the terms of these contractual arrangements and voluntarily liquidate any of our VIE, or our VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of or encumbered without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our VIE, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of their material assets or legal or beneficial interests in the business without our prior consent. If our VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of our VIE, thereby hindering our ability to operate our business as well as constrain our growth.

RISKS RELATED TO DOING BUSINESS IN CHINA

Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

        In particular, PRC laws and regulations concerning the industries we operate are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating the industries we operate in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to the industries we operate. Moreover, developments in the industries we operate may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict us, which could materially and adversely affect our business and operations.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

        Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

        In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIE. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

Changes in China's economic, political and social conditions as well as government policies could have a material adverse effect on our business and prospect.

        Substantially all of our operations are located in China. Accordingly, our business, prospect, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and operating results.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforceability of Civil Liabilities."

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our platform.

        The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our platform is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us and any tax we are required to pay could have a material and adverse effect on our ability to conduct our business.

        We are a Cayman Islands holding company and, other than external financing, we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our PRC subsidiaries' ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

        In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

        In response to the persistent capital outflow and the RMB's depreciation against the U.S. dollar in the fourth quarter of 2016, the People's Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise's most recent audited owner's equity. PBOC Circular 306 may constrain our PRC subsidiaries' ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also "—We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment."

        Under the Enterprise Income Tax Law of the PRC and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor's disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor's jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary.

        In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, or Circular 59, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or Circular 45. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering and follow-on public offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

        Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIE and its subsidiaries, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of our VIE and its subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our VIE and its subsidiaries.

        In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIE or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or our VIE and their subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Foreign exchange controls may limit our ability to utilize our revenues effectively and affect the value of your investment.

        The PRC government imposes foreign exchange controls on the convertibility of the Renminbi, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders and holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        The Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law of the PRC requires that the anti-monopoly law enforcement agency be notified in advance of any transaction where the parties' turnover in the China market and/or global market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target as a result of the business combination. As further clarified by the Provisions of the State Council on the Threshold of Filings for Undertaking Concentrations issued by the State Council in 2008 and amended in September 2018, such thresholds include: (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the transaction exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year. There are numerous factors the anti-monopoly law enforcement agency considers in determining "control" or "decisive influence," and, depending on certain criteria, the anti-monopoly law enforcement agency may conduct anti-monopoly review of transactions in respect of which it was notified. In light of the uncertainties relating to the interpretation, implementation and enforcement of the Anti-Monopoly Law of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our past and future acquisitions or investments to have triggered filing requirement for anti-trust review. If we are found to have violated the Anti-Monopoly Law of the PRC for failing to file the notification of concentration and request for review, we could be subject to a fine of up to RMB500,000, and the parts of the transaction causing the prohibited concentration could be ordered to be unwound, which may materially and adversely affect our business, financial condition and results of operations.

        In addition, the Circular of the General Office of the State Council on the Establishment of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors that became effective in March 2011, and the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise "national defense and security" concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise "national security" concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        SAFE promulgated the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities' legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. See "Regulation—Regulations on Foreign Exchange and Offshore Investment."

        If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE, NDRC or MOC branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. In addition, our shareholders may be required to suspend or stop the investment and complete the registration within a specified time, and may be warned or prosecuted for criminal liability if a crime is constituted. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

        We have notified all PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations or outbound investment filings. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration or outbound investment filings requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE, NDRC or MOC regulations. Failure by such shareholders or beneficial owners to comply with SAFE, NDRC or MOC regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries' ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

        Furthermore, as these foreign exchange and outbound investment regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In the meantime, directors, executive officers and other employees who are PRC citizens or who are non-PRC residents residing in the PRC for a continuous period of not less than one year, subject to limited exceptions, and who have been granted share-based awards, may follow the Circular of the SAFE on Issues Concerning the Administration of Foreign Exchange Used for Domestic Individuals' Participation in Equity Incentive Plan of Overseas Listed Companies, promulgated by SAFE in 2012. Pursuant to the circular, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We, our directors, our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries' ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Foreign Exchange and Offshore Investment."

        The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See "Regulation—Regulations on Foreign Exchange and Offshore Investment."

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.

        The Standing Committee of the National People's Congress enacted the Labor Contract Law in 2008, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an non-fixed-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

        Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

        These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment.

        Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control over and overall management of the business, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." As a majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we may be subject to PRC enterprise income on our worldwide income at the rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, we may be required to withhold a 10%

withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs, if such income is treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

        On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax at Source, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

        Where a nonresident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is known as an indirect transfer, the nonresident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

        On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

        Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor' audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors' audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

        On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

        On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms' compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from [NYSE/NASDAQ] or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

RISKS RELATED TO THE ADSs AND THIS OFFERING

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

        We will apply to list the ADSs on the [NYSE/NASDAQ]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of the ADSs is likely to be volatile and could fluctuate widely due to multiple factors, some of which are beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors, including the following:

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  variations in our revenues, operating costs and expenses, earnings and cash flow;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new products and services by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our shareholders, affiliates, directors, officers or employees, our content offerings, our business model, our services or our industry;

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  announcements of new regulations, rules or policies relevant for our business;

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  additions or departures of key personnel;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

        In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of US$            per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the initial public offering price of US$            per ADS, and our pro forma net tangible book value per ADS as of            , 2019, after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

        The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

        Sales of substantial amounts of the ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. [In connection with this offering, we, our directors, executive officers and existing shareholders holding substantially all of our issued ordinary shares have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions.] However, the underwriters may release these shares from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Any sale or perceived sale of the shares into the market may cause the price of ADSs to decline. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You may be subject to limitations on the transfer of the ADSs.

        The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Jingtian & Gongcheng, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the [NYSE/NASDAQ] because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; (ii) we established the PRC subsidiaries that are wholly owned foreign enterprises by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rules; and (iii) no explicit provision in the M&A Rules classifies the contractual arrangements between us and our VIE as a type of acquisition transaction falling under the M&A Rules.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules or any other PRC laws and regulations, including but not limited to the Notice of the State Council on Further Strengthening the Administration of Share Issues and Listing Overseas, will be interpreted or implemented in the context of an overseas offering our PRC legal opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our post-offering amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

        We [have adopted] an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs representing our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the ordinary shares underlying the ADSs.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying the ADSs. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is      days. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/NASDAQ] corporate governance listing standards.

        As a Cayman Islands company listed on the [NYSE/NASDAQ], we are subject to [NYSE/NASDAQ] corporate governance listing standards. However, [NYSE/NASDAQ] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ] corporate governance listing standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the [NYSE/NASDAQ] that listed companies must have: (i) a majority of independent directors; (ii) the establishment of a nominating/corporate governance committee composed entirely of independent directors; (iii) a compensation committee composed entirely of independent directors, and (iv) an audit committee composed of at least three members. As a result of our reliance on the "foreign private issuer" exemptions, our shareholders may be afforded less protection than they otherwise would enjoy under [NYSE/NASDAQ] corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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  the rules under Regulation FD governing selective disclosure rules of material nonpublic information.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/NASDAQ], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

        We expect the rules and regulations applicable to us after we becoming a public company to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

        In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we will hold a substantial amount of cash following this offering and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. investor held ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See "Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

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  our goals and growth strategies;

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  our future business development, results of operations and financial condition;

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  relevant government policies and regulations relating to our business and industry;

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  our expectation regarding the use of proceeds from this offering;

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  general economic and business condition in China; and

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  assumptions underlying or related to any of the foregoing.

        You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

        You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

        This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, based on an assumed initial public offering price of US$            per ADS, which is the mid-point of the estimated initial public offering price range shown on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. [We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.]

        We plan to use the net proceeds of this offering as follows:

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  to further enhance our content offerings;

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  to expand our business service offerings;

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  to deepen cooperation with our existing business partners;

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  to finance strategic investments;

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  to improve our data analytics and technological capabilities;

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  to supplement our working capital; and

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  to achieve other general corporate purposes.

        In utilizing the net proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIE only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, or at all. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary."

        Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

 DIVIDEND POLICY

        We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations on Dividend Distribution."

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares."

CAPITALIZATION

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. We also expect to obtain control over Beijing Duoke and conduct substantially all of our operations in China by entering into a series of contractual arrangements through Beijing Dake with Beijing Duoke and its shareholders. As a result, upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our variable interest entity and (ii) we will consolidate the financial results of our variable interest entity in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

        The following table sets forth our capitalization as of [June 30, 2019]:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into ordinary shares upon the completion of this offering; and

  •
  on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding preferred shares into ordinary shares immediately upon the completion of this offering, and (ii) the issuance and sale of                ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$            per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs).

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

As of [June 30], 2019
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
(in thousands)
Mezzanine Equity:
[Mezzanine equity] (US$0.0001 par value; [•] shares authorized, [•] shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	[•]	[•]	—	—
Shareholders' Equity

Ordinary shares (US$0.0001 par value; [•] shares authorized, [•] shares issued and outstanding on an actual basis; [•] shares outstanding on a pro forma basis, [•] shares outstanding on a pro forma as adjusted basis)

	[•]	[•]	[•]	[•]
Additional paid-in capital(2)	[•]	[•]	[•]	[•]
Accumulated other comprehensive income	[•]	[•]	[•]	[•]
Accumulated deficit	[•]	[•]	[•]	[•]

Total shareholders' equity	[•]	[•]	[•]	[•]

Total mezzanine equity and shareholders' equity	[•]	[•]	[•]	[•]

Notes:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
[Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$            per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' (deficit)/equity and total capitalization by US$             million.]

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2018 was US$             million, US$            per ordinary share and US$            per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

        Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to (i) the conversion of all of our outstanding preferred shares into                ordinary shares, which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ADSs offered in this offering at an initial public offering price of US$            per ADS being the mid-point of the estimated range of the initial offering price shown on the cover page of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$             million, or US$            per ordinary share and US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering.

        The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$            and all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares, as of December 31, 2018	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of December 31, 2018	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$

Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

        The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$             per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Total Consideration
	Ordinary shares Purchased		Amount (in thousands of US$)		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	US$	Percent	US$	US$
Existing shareholders
New investors
Total

 EXCHANGE RATE INFORMATION

        Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 21, 2019, the rate was RMB6.8686 to US$1.00.

        The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
2018	6.8755	6.6292	6.9737	6.2649
2019 (through June 21)
January	6.6958	6.7863	6.8708	6.6958
February	6.6912	6.7367	6.7907	6.6822
March	6.7112	6.7119	6.7381	6.6916
April	6.7347	6.7161	6.7418	6.6870
May	6.9027	6.8519	6.9182	6.7319
June (through June 21)	6.8686	6.9053	6.9298	6.8510

Source: Federal Reserve Statistical Release

Notes:

(1)
Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands in order to enjoy the following benefits:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

        All of our operations are conducted outside the United States, and all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed                as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

        We have been advised by Jingtian & Gongcheng, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws, or entertain original actions brought in each respective jurisdiction against us or these persons predicated upon the securities laws of the United States or any state in the United States. Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Corporate History

        Our 36Kr.com website was launched in December 2010, offering New Economy-focused content. In July 2011, Xieli Zhucheng was incorporated in the PRC. In December 2016, Xieli Zhucheng incorporated a wholly-owned subsidiary in the PRC, Beijing Sanshiliuke Culture Media Co., Ltd., or Beijing Sanshiliuke, to host all its businesses of New Economy-focused content and business services. In May 2017, Beijing Sanshiliuke changed its name to Beijing Pinxin Media Culture Co., Ltd., which later changed its name to Beijing Duoke Information Technology Co., Ltd. in March 2019.

Reorganization

        We incorporated 36Kr Holdings Inc. in the Cayman Islands on December 3, 2018. On December 4, 2018, the BVI Subsidiary was incorporated under the laws of the British Virgin Islands as 36Kr Holdings Inc.'s wholly-owned subsidiary. On December 20, 2018, the HK Subsidiary was incorporated as the BVI Subsidiary's wholly-owned subsidiary in Hong Kong. On February 25, 2019, 36Kr Global Holdings was incorporated as the HK Subsidiary's wholly-owned subsidiary in Hong Kong. On May 21, 2019, Tianjin Duoke was also incorporated as the HK Subsidiary's wholly-owned subsidiary in the PRC. On June 25, 2019, Beijing Dake was incorporated as Tianjin Duoke's wholly-owned subsidiary in the PRC.

        36Kr Holdings Inc. issued one ordinary share in December 2018 and issued one ordinary share in April 2019.

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. We also expect to obtain control over Beijing Duoke, which we refer to as our VIE, and conduct substantially all of our operations in China by entering into a series of contractual arrangements through Beijing Dake with our VIE and its shareholders. Our contractual arrangements with our VIE and its shareholders will allow us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws. For more details, including risks associated with the VIE structure, please see "—Contractual Arrangements with Beijing Duoke," and "Risk Factors—Risks Related to Our Corporate Structure."

        As a result, upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our VIE and (ii) we will consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

Corporate Structure

        The chart below summarizes our corporate legal structure and identifies our principal subsidiaries and our VIE, assuming the consummation of the Reorganization.

(1)
Upon the consummation of the Reorganization, the shareholders of Beijing Duoke will consist of:

i.
Xieli Zhucheng, holding 66.1% of equity interest;

ii.
Tianjin Zhanggongzi Technology Partnership (L.P.), holding 16.5% of equity interest;

iii.
Shenzhen Guohong No. 2 Enterprise Management Partnership (L.P.), holding 6.2% of equity interest;

iv.
Ningbo Meishan Baoshui Gangqu Tianhong Lvheng Investment Management Partnership (L.P.), holding 3.9% of equity interest;

v.
Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., holding 2.1% of equity interest;

vi.
Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), holding 1.9% of equity interest;

vii.
Beijing Wentou Huyu Investment Co., Ltd., holding 1.0% of equity interest;

viii.
Beijing Gebi Lvzhou Angel Investment Center (L.P.), holding 0.3% of equity interest; and

ix.
Wuhan Feixiang Automobile Electronics Industry Investment Partnership (L.P.), holding 2.1% of equity interest.

Contractual Arrangements with Beijing Duoke

        Due to the PRC legal restrictions on foreign ownership of Internet-based businesses, we expect to conduct substantially all of our operations in China through our variable interest entity and its subsidiaries after the Reorganization. As part of the Reorganization, we expect to enter into a series of contractual arrangements, including an exclusive purchase option agreement, a power of attorney, an equity pledge agreement and an exclusive business cooperation agreement, with our VIE and its shareholders.

        These contractual arrangements will allow us to exercise effective control over our VIE, receive substantially all of the economic benefits of our VIE, and have an exclusive option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we expect to be regarded as the primary beneficiary of our VIE, and we will accordingly treat them as our consolidated affiliated entities under U.S. GAAP. We will consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

        The following is a summary of the contractual arrangements to be entered into by and among Beijing Dake, our VIE and its shareholders upon the completion of the Reorganization.

Agreements that provide us with effective control over Beijing Duoke

Exclusive Purchase Option Agreement

        Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an exclusive purchase option agreement, pursuant to which each of the shareholders of Beijing Duoke will irrevocably grant Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake's prior written consent, the shareholders of Beijing Duoke shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Power of Attorney

        Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an power of attorney, pursuant to which each of the shareholders of Beijing Duoke will irrevocably appoint Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) exercise all the shareholder's rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders' meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

Equity Pledge Agreement

        Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an equity pledge agreement, pursuant to which the shareholders of Beijing Duoke will pledge all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon the or discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not be liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with the relevant office of industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

Agreement that allows us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement

        Beijing Dake and Beijing Duoke will enter into an exclusive business cooperation agreement, pursuant to which Beijing Dake will have the exclusive right to provide to Beijing Duoke technical support, consulting services and other services related to Beijing Duoke's business, including business management, daily operations, strategic planning, among others. Beijing Dake will also grant Beijing Duoke the right to register its intellectual property rights under Beijing Duoke. Beijing Dake has the right to purchase such intellectual property rights from Beijing Duoke at nominal prices. The scope of the services provided by Beijing Dake may be expanded from time to time per Beijing Duoke's request. The timing and amount of the service fee payments shall be determined at the sole discretion of Beijing Dake. The term of this agreement is indefinite unless Beijing Dake unilaterally terminates the agreement in writing.

        In the opinion of Jingtian & Gongcheng, our PRC legal counsel:

  •
  the ownership structures of our VIE and Beijing Dake in China currently, immediately after giving effect to the Reorganization and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

  •
  the contractual arrangements among Beijing Dake, our VIE and the shareholders of our VIE governed by PRC law currently, immediately after giving effect to the Reorganization and immediately after giving effect to this offering are valid, binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not result in any violation of PRC laws or regulations currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds the agreements that establish the structure do not comply with PRC government restrictions on foreign investment in certain of our businesses, we may be subject to severe penalties including being prohibited from continuing operations. See "Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and the interpretation of laws and regulations could materially and adversely affect us."

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following summary consolidated statements of comprehensive income data for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive Income Data:
Revenues
Online advertising services	73,958	173,783	25,276
Enterprise value-added services	42,465	100,238	14,579
Subscription services	4,084	25,072	3,647

Total revenues	120,507	299,093	43,502
Cost of revenues	(60,749)	(140,317)	(20,408)

Gross profit	59,758	158,776	23,094

Operating expenses
Sales and marketing expenses	(32,275)	(66,984)	(9,742)
General and administrative expenses	(10,040)	(24,125)	(3,509)
Research and development expenses	(6,429)	(22,075)	(3,211)

Total operating expenses	(48,744)	(113,184)	(16,462)

Income from operations	11,014	45,592	6,632
Other income/(expenses)
Share of loss from equity method investments	(549)	(2,794)	(406)
Short-term investment income	371	9,300	1,353
Interest income	12	22	3
Interest expenses	(185)	(97)	(13)
Others, net	1,169	3,322	483

Income before income tax	11,832	55,345	8,052
Income tax expense	(3,909)	(14,827)	(2,156)

Net income	7,923	40,518	5,896
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(149)

Net income attributable to the Company's shareholders	7,923	39,493	5,747

        The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	45,643	48,968	7,122
Short-term investments	102,334	145,451	21,155
Accounts receivable, net	62,801	182,269	26,510
Total current assets	218,143	399,392	58,089
Total non-current assets	3,537	16,033	2,332
Total assets	221,680	415,425	60,421

Total current liabilities	44,824	84,705	12,319
Total liabilities	44,824	84,705	12,319
Total liabilities, mezzanine equity and invested equity	221,680	415,425	60,421

        The following table presents our selected consolidated cash flow data for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(11,444)	(45,598)	(6,630)
Net cash used in investing activities	(105,892)	(56,294)	(8,188)
Net cash provided by financing activities	162,979	104,716	15,230
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	—	501	73
Net increase in cash and cash equivalents	45,643	3,325	485

Cash and cash equivalents at beginning of the year	—	45,643	6,637

Cash and cash equivalents at end of the year	45,643	48,968	7,122

        Upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our VIE and (ii) we will consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China. We started our business with high-quality New Economy-focused content offerings. Leveraging traffic brought by high-quality content, we have expanded our offerings to business services, including online advertising services, enterprise value-added services and subscription services. According to the CIC Survey, we are one of the most recognized platforms among New Economy participants in China. With our significant brand influence, we are well-positioned to continuously capture the high growth potentials of China's New Economy.

        High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Meanwhile, our content covers a variety of industries in China's New Economy, such as technology, consumer and retail, and healthcare.

        We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrade needs of traditional companies by providing them with tailored advertising and marketing solutions and other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who purchase our premium content and other benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

        With high-quality content and diverse business service offerings, we have fostered an affluent and sophisticated user base and as such, attracted a valuable customer base. As of December 31, 2018, we provided business services to 23 of the Global Fortune 100 Companies. Additionally, as of December 31, 2018, we also provided business services to 59 of the Top 100 New Economy companies as measured by market capitalization and valuation, according to the CIC Report. While we started our institutional investors subscription services in the first quarter of 2017, we already covered 46 of the Top 200 institutional investors in China as of December 31, 2018 as measured by assets under management, according to the CIC Report.

        We have achieved significant revenue growth and profitability. Our revenue increased by 148.2% from RMB120.5 million in 2017 to RMB299.1 million (US$43.5 million) in 2018. Our net income increased by 411.4% from RMB7.9 million in 2017 to RMB40.5 million (US$5.9 million) in 2018 and our net profit margin increased from 6.6% in 2017 to 13.5% in 2018.

Key Operating Data

        The following table presents our monthly average PV for the twelve-month periods ended the dates indicated:

	For the twelve-month period ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(in millions)
Average monthly PV	120.9	127.0	145.6	196.2	225.4

        The following table presents our key operating data of our business services:

	For the Year Ended December 31,
	2017	2018
Online advertising services
Number of online advertising services customers	187	320
Average revenue per online advertising services customer(1) (RMB'000)	395.5	543.1
Enterprise value-added services
Number of enterprise value-added services customers	140	263
Average revenue per enterprise value-added services customer(2) (RMB'000)	303.3	381.1
Subscription services
Number of individual subscribers	15,880	52,551
Average revenue per individual subscriber(3) (RMB)	112	204
Number of institutional investor subscribers	14	121
Average revenue per institutional investor subscriber(4) (RMB'000)	164.2	118.7

Notes:

(1)
Equals revenues generated from online advertising services for a period divided by the number of online advertising services customers in the same period.

(2)
Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services customers in the same period.

(3)
Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

(4)
Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

Major Factors Affecting Our Results of Operations

        The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

  Trends in China's economic conditions and development of China's New Economy

        Our business and results of operations are significantly affected by China's overall economic conditions and structural transformation, especially the development of China's New Economy. The development of New Economy in China is affected by factors such as technological advancements, New Economy participant base, entrepreneurial environment, capital investment, regulatory environment and talent pool. According to the CIC Report, the GDP of China's New Economy increased from approximately US$0.6 trillion in 2014 to approximately US$2.0 trillion in 2018, representing a robust CAGR of 34.8%, and the GDP of China's New Economy as a percentage of the GDP of China's overall economy increased from 6.4% in 2014 to 16.1% in 2018. A strong growth of China's New Economy has resulted in, and likely will continue to result in increasing demands for New Economy-focused content and business services. Our content and business services have captured, and are likely to continue to capture, the various market opportunities brought by China's New Economy development.

        Nevertheless, unfavorable changes in China's overall economy, New Economy and New Economy-focused business services market, especially unfavorable regulations and policies towards New Economy, could negatively affect demand for our services and materially and adversely affect our results of operations. The emerging New Economy in China is still in its early stage of development and there are considerable uncertainties about its future growth. See "Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with operating in the rapidly evolving New Economy sector."

  Our ability to retain and attract New Economy participants on our platform

        We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform and become our users and customers, which greatly enhances our ability to generate revenues. Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China's New Economy and generate more high-quality content. At the same time, we plan to offer more effective and tailored business solutions to our customers, which in turn enhances our value propositions to them and improves their engagement. Moreover, leveraging our significant brand appeal among New Economy participants, we are well-positioned to better retain and attract more participants onto our platform.

  Our ability to further diversify our monetization channels and enhance our monetization capabilities

        Our financial condition and results of operations depend substantially on our monetization capabilities, including our ability to convert more users to subscribers, attract more customers, cross-sell and increase customer spending. Leveraging our high-quality content and comprehensive business service offerings, we have captured extensive monetization opportunities. Our revenue increased by 148.2% from 2017 to 2018, primarily driven by the increased number of customers and average revenue per customer.

        We endeavor to constantly reinforce our monetization capabilities by providing broader and better content and services, which improves our user and customer experience, attracts more traffic and enhances stickiness. Our robust customer and user base, in turn, leads to increased revenue and profit which enables us to further devote more resources to content and service offerings. We intend to meet our customers' needs throughout their lifecycle and seek additional cross-selling opportunities to achieve synergies among our services.

  Our ability to effectively control our costs and expenses

        Our ability to manage and control our costs and expenses is critical to the success of our business. Leveraging our prominent brand, our traffic and customer acquisition cost has been low. We have also adopted various measures, such as automated screening system, to enhance operating efficiency and reduce costs and expenses. We expect our costs and expenses to increase in absolute amount as we grow our business while decreasing as a percentage of our total revenues due to enhanced brand value and increased operational efficiency.

  Seasonality

        We experience seasonality in our business, primarily our online advertising services. Advertising and marketing activities tend to be less active during the first quarter, which is Chinese New Year holiday season. During this period, companies generally limit their advertising and marketing spending. As a result, we generally experience fewer activities on our platform and demands for our services during the first quarter. As compared to the first quarter, our online advertising customers tend to increase advertising and marketing spending near the end of each calendar year. We believe an increase in revenues during the fourth quarter of each year is a typical pattern in the online advertising market. Moreover, as most of our offline events are hosted in the fourth quarter of each year, we also experience an increase in revenues during the fourth quarter of each year for our enterprise value-added services. In line with increased revenues during the fourth quarter, we record higher balances of account receivables at year-end. See "Risk Factors—Risks Related to Our Business and Industry—Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations."

Key Components of Results of Operations

  Revenues

        We derive our revenues from: (i) online advertising services; (ii) enterprise value-added services; and (iii) subscription services. The following table sets forth a breakdown of our revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Online advertising services	73,958	61.4	173,783	25,276	58.1
Enterprise value-added services	42,465	35.2	100,238	14,579	33.5
Subscription services	4,084	3.4	25,072	3,647	8.4

Total revenues	120,507	100.0	299,093	43,502	100.0

        Online advertising services.    We offer online advertising services to our customers and generate revenue either on a cost-per-day basis or a cost-per-advertisement basis.

        Enterprise value-added services.    We offer a variety of enterprise value-added services tailored to our customers, including integrated marketing, offline events and consulting services. We generally charge our customers on a project basis.

        Subscription services.    We offer packaged membership benefits to individuals and institutional investors. For individual subscriptions services, individuals subscribe for trainings and courses at fixed fees per package. We also offer monthly subscription packages of our paid columns to individual subscribers. For institutional investor subscribers, we offer subscription packages for fixed periods.

  Cost of Revenues

        Our cost of revenues consists of staff costs, advertisement production costs, offline events and training costs, equipment location rental fee and operation costs, business tax and surcharges and other costs. The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of our total cost of revenues for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Staff costs	18,213	30.0	45,163	6,569	32.2
Advertisement production costs	5,827	9.5	27,173	3,952	19.4
Offline event and training costs	30,290	49.9	37,941	5,518	27.1
Equipment location rental fee and operation costs	—	—	10,448	1,520	7.4
Business tax and surcharges	2,834	4.7	5,104	742	3.6
Other costs	3,585	5.9	14,488	2,107	10.3

Total cost of revenues	60,749	100.0	140,317	20,408	100.0

        Staff costs are payments to our content production related staff. Advertisement production costs are payments to third-party advertising content producers. Offline event and training costs consist of various costs in relation to organizing our offline events and trainings, including site fees and other execution fees. Equipment location rental fee and operation costs are related to our interactive marketing services. Other costs mainly include (i) office rental cost, (ii) bandwidth and server costs, (iii) depreciation, and (iv) other miscellaneous costs. We expect our cost of revenues to increase in absolute amount in line with our expansion of business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

  Operating expenses

        Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales and marketing	32,275	66.2	66,984	9,742	59.2
General and administrative	10,040	20.6	24,125	3,509	21.3
Research and development	6,429	13.2	22,075	3,211	19.5

Total operating expenses	48,744	100.0	113,184	16,462	100.0

        Sales and marketing expenses.    Sales and marketing expenses consist primarily of (i) staff expenses, including salaries and sales commissions to sales and marketing personnel; (ii) marketing and promotional expenses; (iii) rental and depreciation expenses; and (iv) other miscellaneous expenses.

        General and administrative expenses.    General and administrative expenses consist primarily of (i) staff expenses for employees involved in general corporate functions, including finance, legal and human resources and (ii) associated facilities and equipment costs, such as depreciation, rental and other general corporate related expenses.

        Research and development expenses.    Research and development expenses consist primarily of (i) staff expenses associated with the development of, enhancement to, and maintenance of our online platform; (ii) expenses associated with technology and product development and enhancement; and (iii) rental expense and depreciation of servers.

        We expect our operating expenses to increase in the foreseeable future as we grow our business but to decrease as a percentage of our revenues through economies of scale and continuous improvement of operating efficiency.

  Other Income/(expenses)

  Share of loss from equity method investments

        Share of loss from equity method investments is related to our equity investment, where we are able to exercise significant influence but do not own a majority equity interest or control in the investee. The investee suspended its operation in August 2018 and was dissolved in January 2019.

  Short-term investment income

        Short-term investment income represents unrealized gains in change of fair value and realized gains in sale of short-term investments.

  Interest income

        Interest income consists of our interests received from our cash and cash equivalents placed in banks.

  Interest expenses

        We incurred interest expenses mainly in relation to the loan provided by Xieli Zhucheng, our related party.

  Others, net

        Our other income primarily includes government grants.

Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payments of dividends and capital in respect of our ordinary shares (and any consequential payments to the holders of our ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

  British Virgin Islands

        Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

  Hong Kong

        Our wholly owned subsidiary in Hong Kong, 36Kr Holdings (HK) Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiary to us are not subject to withholding tax in Hong Kong.

  PRC

        Our subsidiaries and our VIE in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

        Our PRC subsidiaries are subject to value-added taxes, or VAT, at a rate of 6% on our services, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the SAT promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015 and was amended on June 15, 2018. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See "Risk Factors—Risks Related to Doing Business in China—We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment."

  Singapore

        Our subsidiaries in Singapore are subject to the Singapore Corporate Tax rate of 17%.

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified is our company's lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting controls and procedures to address U.S. GAAP technical accounting issues, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

        To remediate the identified material weakness, we are currently in the process of establishing clear rules and responsibilities for accounting and financial reporting staffs to address complex accounting and financial reporting issues. Furthermore, we are in the process of hiring additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. In addition, we plan to:

  •
  implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; and

  •
  develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

        The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See "Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not "opt out" of such exemptions afforded to an emerging growth company.

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Principles of consolidation

        Our consolidated financial statements include the financial statements of our company, our subsidiaries, our consolidated VIE and its subsidiaries for which we are the ultimate primary beneficiary.

        Subsidiaries are those entities in which we, directly or indirectly, control more than one half of the voting power or have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A consolidated VIE is an entity in which we, or our subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

        All significant intercompany transactions and balances between ourselves, our subsidiaries, our consolidated VIE and subsidiaries of the VIE have been eliminated upon consolidation.

  Revenue Recognition

        We early adopted ASC Topic 606, "Revenue from Contracts with Customers" (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

  •
  identification of the contract, or contracts, with a customer;

  •
  identification of the performance obligations in the contract;

  •
  determination of the transaction price, including the constraint on variable consideration;

  •
  allocation of the transaction price to the performance obligations in the contract; and

  •
  recognition of revenue when (or as) we satisfy a performance obligation.

        The following is a description of the accounting policy for our principal revenue streams.

  Online advertising services

        Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of our platform in different formats and over a particular period of time. We display advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. We also help produce advertisements based on the customers' requests, and post the advertisements on our platform to help promote customers' products and enhance their brand awareness.

        We generate our online advertising service revenue primarily (i) at a fixed fee per each day's advertisement display, which is known as the Cost Per Day ("CPD") model, and (ii) at a fixed fee per each advertisement posted on our platform, which we refer as the cost-per-advertisement model. We recognize revenue for the amount of fees we receive from our advertisers, after deducting discounts and net of value-added tax ("VAT") under ASC 606.

        Our online advertising contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis.

        Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the advertising evenly, we recognize revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met. Under the cost-per-advertisement model, as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are posted initially, we recognize revenue at a point in time when we post the advertisements initially.

  Enterprise value-added services

        The principal enterprise value-added services we provide to customers are set out as follows:

  a) Integrated marketing

        We help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing marketing plan, marketing event organization and execution, and public relations, etc.

  b) Offline events

        We organize diverse events, such as summits, forums, industry conferences and fan festivals to create brand-building opportunities and to facilitate business cooperation and investment opportunities.

        Our customer who then becomes a sponsor of such events may participate as a speaker, place advertisements at offline events and on our online platform during the course of events.

  c) Consulting

        We provide consulting services to customers to help them seek new business opportunities and partners by leveraging our extensive network of New Economy participants.

        In certain circumstances, we subcontract some of the aforementioned services to other third parties to fulfil our contract obligation. In these cases, we control and take responsibilities for such services before the services are transferred to the customer. We have the right to direct the subcontractors to perform the service and control the goods or assets transferred to our customers. In addition, we combine and integrate the separate services provided by subcontractors into the specified marketing or business consulting solutions to our customers. Thus, we consider we should recognize revenue as a principal in the gross amount of consideration to which we are entitled in exchange for the specified services transferred.

        Although a bundle of services are provided to the customers in each of the three services mentioned above, our overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, we combine such bundle of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

        In addition to the traditional marketing services above, we provide interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. We usually use the machines to provide promotion services to new products. Revenue is recognized when these services are rendered and determined based on the customer's number of items dispensed or at a fixed contract price in a period of time.

  Subscription services

  a) Institutional investor subscription services

        We offer institutional investor subscription services, a service package to institutional investors, which consists of creating the investor yellow page on our platform, publishing articles about the investors and their investees on our platform and priority access to our offline activities, etc. We offer such subscription benefits to our institutional investor subscribers for a fixed period subscription fee.

        The institutional investor subscription services involve multiple performance obligations. We allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings or enterprise value-added services of us with similar characteristics and advertisements or services with similar formats and quoted prices from competitors and other market conditions. Most of such contracts have all performance obligations completed within one year.

  b) Individual subscription services

        We provide paid columns, online courses and offline trainings to our individual subscribers. Revenues from paid columns and online courses are derived from providing fee-based online content to individuals on our platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

        We also provide two forms of offline training services. One is organized by ourselves, and we are responsible for delivering the training to the individual subscribers and have primary responsibility and broad discretion to establish price. Therefore, we are considered the primary obligor in these transactions and recognize the revenues at a gross basis. The other form of offline training services provided by us is to help recruit the trainees and coordinate the training activities instructed by the training organizer and sponsor. The revenue is recognized over the service period on a net basis as we consider ourselves as an agent in such arrangement.

  Allowance for Doubtful Accounts

        We maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts based on factors such as historical experience, credit-worthiness and age of receivable balances. If the financial condition of the customers were to deteriorate and result in an impairment of their ability to make payments, or if the customers decide not to pay us, additional allowances may be required which could materially impact our financial condition and results of operations. In 2017 and 2018, allowance for doubtful accounts charged to our consolidated statements of comprehensive income were zero and RMB2.6 million (US$0.4 million), respectively.

  Share-based Compensation Expense and Valuation of Underlying Equity

        All share-based awards granted to employees are restricted share units, which are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line method, over the requisite service period, which is the vesting period.

        In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with the restricted share units, we, with the assistance of an independent valuation firm, evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination.

        The following table sets forth the fair value of our ordinary shares estimated at the grant date of share-based awards.

Date of Valuation	Fair Value Per Share (US$)	DLOM	Discount Rate
June 19, 2017	74.14	30%	27%

        The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Weighted average cost of capital, or WACC: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

  •
  Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty's Average-Strike put options mode. Under this option pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

        The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2016 to 2017. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which were 27%.

        The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company, a redemption event or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

Results of Operations

        The following table sets forth our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Online advertising services	73,958	61.4	173,783	25,276	58.1
Enterprise value-added services	42,465	35.2	100,238	14,579	33.5
Subscription services	4,084	3.4	25,072	3,647	8.4

Total revenues	120,507	100.0	299,093	43,502	100.0
Cost of revenues	(60,749)	(50.4)	(140,317)	(20,408)	(46.9)

Gross profit	59,758	49.6	158,776	23,094	53.1
Operating expenses
Sales and marketing	(32,275)	(26.8)	(66,984)	(9,742)	(22.4)
General and administrative	(10,040)	(8.3)	(24,125)	(3,509)	(8.0)
Research and development	(6,429)	(5.3)	(22,075)	(3,211)	(7.4)

Total operating expenses	(48,744)	(40.4)	(113,184)	(16,462)	(37.8)

Income from operations	11,014	9.2	45,592	6,632	15.3
Other income/(expenses)
Share of loss from equity method investments	(549)	(0.5)	(2,794)	(406)	(1.0)
Short-term investment income	371	0.3	9,300	1,353	3.1
Interest income	12	0.0	22	3	0.0
Interest expenses	(185)	(0.2)	(97)	(13)	(0.0)
Others, net	1,169	1.0	3,322	483	1.1

Income before income tax	11,832	9.8	55,345	8,052	18.5
Income tax expense	(3,909)	(3.2)	(14,827)	(2,156)	(5.0)

Net income	7,923	6.6	40,518	5,896	13.5

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

  Revenues

        Our revenues increased by 148.2% from RMB120.5 million in 2017 to RMB299.1 million (US$43.5 million) in 2018.

  Revenues from online advertising services

        Our revenues generated from online advertising services increased by 135.0% from RMB74.0 million in 2017 to RMB173.8 million (US$25.3 million) in 2018. The increase was primarily attributable to (i) the increased number of our online advertising customers from 187 in 2017 to 320 in 2018, and (ii) increased average revenue per online advertising customer.

  Revenues from enterprise value-added services

        Our revenues generated from enterprise value-added services increased by 136.0% from RMB42.5 million in 2017 to RMB100.2 million (US$14.6 million) in 2018. The increase was primarily attributable to (i) the increased number of our enterprise customers from 140 in 2017 to 263 in 2018 and (ii) increased average revenue per enterprise value-added service customer. Specifically, the increase in our revenues generated from enterprise value-added services was attributable to (i) a 289.3% increase in revenues generated from integrated marketing services from RMB10.3 million in 2017 to RMB40.0 million (US$5.8 million) in 2018; (ii) a 69.6% increase in revenues generated from offline events from RMB31.7 million in 2017 to RMB53.7 million (US$7.8 million) in 2018; and (iii) a significant increase in revenues generated from consulting services from RMB0.5 million in 2017 to RMB6.5 million (US$0.9 million) in 2018.

  Revenues from subscription services

        Our revenues generated from subscription services increased by 513.9% from RMB4.1 million in 2017 to RMB25.1 million (US$3.6 million) in 2018. The increase was primarily attributable to (i) the offline trainings and comprehensive packaged V-club subscription services we started to offer in 2018; and (ii) the increased number of individual subscribers in 2018. Specifically, the increase in our revenues generated from subscription services was attributable to (i) a significant increase in revenues generated from V-club services from RMB2.3 million in 2017 to RMB14.4 million (US$2.1 million) in 2018; and (ii) a significant increase in revenues generated from individual subscription services from RMB1.8 million in 2017 to RMB10.7 million (US$1.6 million) in 2018.

  Cost of Revenues

        Our cost of revenues increased by 131.0% from RMB60.7 million in 2017 to RMB140.3 million (US$20.4 million) in 2018, which was generally in line with the growth of our business. The increase in cost of revenues was primarily due to the (i) increase in staff costs, advertisement production costs and other costs and (ii) the equipment location rental fee and operation costs incurred in 2018, which was in relation to the launch of our interactive marketing service in 2018. Staff costs increased by 148.0% from RMB18.2 million in 2017 to RMB45.2 million (US$6.6 million) in 2018, primarily due to the increase in headcount. Advertisement production costs increased by 366.3% from RMB5.8 million in 2017 to RMB27.2 million (US$4.0 million) in 2018, primarily due to the growth of our online advertising services and our efforts to enhance our service quality. Other costs increased by 304.1% from RMB3.6 million in 2017 to RMB14.5 million (US$2.1 million) in 2018, primarily due to our business expansion. Cost of revenues as a percentage of our revenues decreased from 50.4% in 2017 to 46.9% in 2018.

  Gross Profit

        As a result of the foregoing, our gross profit increased by 165.7% from RMB59.8 million in 2017 to RMB158.8 million (US$23.1 million) in 2018. Gross profit margin increased from 49.6% in 2017 to 53.1% in 2018.

  Operating expenses

        Our total operating expenses increased by 132.2% from RMB48.7 million in 2017 to RMB113.2 million (US$16.5 million) in 2018. The growth of our operating expenses was generally in line with our business expansion.

  Sales and marketing expenses

        Our sales and marketing expenses increased by 107.5% from RMB32.3 million in 2017 to RMB67.0 million (US$9.7 million) in 2018. The increase in our sales and marketing expenses was primarily due to increased staff expenses and increased rental and depreciation expenses. Staff expenses increased by 104.6% from RMB26.0 million in 2017 to RMB53.1 million (US$7.7 million) in 2018, primarily because of increased headcount in relation to our enhanced sales and marketing efforts. Rental and depreciation expenses increased by 452.1% from RMB0.7 million to RMB3.6 million (US$0.5 million) in 2018, primarily in relation to office expansion.

  General and administrative expenses

        Our general and administrative expenses increased by 140.3% from RMB10.0 million in 2017 to RMB24.1 million (US$3.5 million) in 2018. The increase in our general and administrative expenses was primarily due to increased associated facilities and equipment expenses and increased payroll and related expenses. Associated facilities and equipment costs increased by 403.4% from RMB2.2 million in 2017 to RMB11.0 million (US$1.6 million) in 2018, primarily in relation to office expansion. Staff expenses increased by 67.3% from RMB7.9 million in 2017 to RMB13.2 million (US$1.9 million) in 2018, primarily as a result of increased headcount, which was in line our business growth.

  Research and development expenses

        Our research and development expenses increased by 243.4% from RMB6.4 million in 2017 to RMB22.1 million (US$3.2 million) in 2018. The increase in research and development expenses was primarily attributable to increased staff expenses. Staff expenses increased by 269.6% from RMB5.0 million in 2017 to RMB18.3 million (US$2.7 million) in 2018, primarily because of increased headcount, which reflected our continuing investments in developing our existing and new technology and products.

  Other income/(expenses)

        Our other income increased from RMB0.8 million in 2017 to RMB9.8 million (US$1.4 million) in 2018. The increase was primarily attributable to (i) increased short-term investment income due to an increase in short-term investments we held in 2018, and (ii) increased government grants in 2018.

  Income tax expenses

        Our income tax expenses increased by 279.3% from RMB3.9 million in 2017 to RMB14.8 million (US$2.2 million) in 2018, which was in line with our revenue growth.

  Net income

        As a result of the foregoing, our net income increased by 411.4% from RMB7.9 million in 2017 to RMB40.5 million (US$5.9 million) in 2018.

Non-GAAP Financial Measures

        In evaluating our business, we consider and use two non-GAAP measures, adjusted net income and adjusted EBITDA, as supplemental measures to review and assess our operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation. We define adjusted EBITDA as adjusted net income before interest income, interest expenses, income tax expense, depreciation of property and equipment and amortization of intangible assets. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitate investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following table reconciles our adjusted net income and adjusted EBITDA in 2017 and 2018 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net income	7,923	40,518	5,896
Adjustments:
Share-based compensation expenses	4,888	5,111	743

Adjusted net income	12,811	45,629	6,639
Interest income	(12)	(22)	(3)
Interest expenses	185	97	13
Income tax expense	3,909	14,827	2,156
Depreciation of property and equipment	487	1,585	231
Amortization of intangible assets	—	18	3

Adjusted EBITDA	17,380	62,134	9,039

Liquidity and Capital Resources

  Cash flows and working capital

        Our principal sources of liquidity have been cash generated from historical equity financing activities. As of December 31, 2018, we had RMB49.0 million (US$7.1 million) in cash and cash equivalents. A significant portion of our cash and cash equivalents is held by our VIE and its subsidiaries. Our cash and cash equivalents consist of cash on hand and demand deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months. Our cash and cash equivalents are primarily denominated in Renminbi, U.S. dollars and Singapore dollars. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

        Our accounts receivable, net increased by 190.2% from RMB62.8 million as of December 31, 2017 to RMB182.3 million (US$26.5 million) as of December 31, 2018, which was generally in line with our revenue growth. We experience seasonality in our online advertising services and enterprise value-added services, such that we generate more revenues during the fourth quarter of each year. Therefore we generally record larger amounts of account receivables at calendar year-ends. We generally provide credit terms ranging from 90 to 180 days to our customers. We have been increasingly focused on the collection of accounts receivable.

        We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities or equity-linked securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

        As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries and consolidated VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. See Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary and "Use of Proceeds." The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See Risk Factors—Risks Related to Doing Business in China—We may rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our operating subsidiaries to make payments to us could have a material and adverse impact on our ability to operate our business." and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries' ability to increase their registered capital or distribute profits.

        The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(11,444)	(45,598)	(6,630)
Net cash used in investing activities	(105,892)	(56,294)	(8,188)
Net cash provided by financing activities	162,979	104,716	15,230
Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	—	501	73
Net increase in cash and cash equivalents	45,643	3,325	485

Cash and cash equivalents at the beginning of year	—	45,643	6,637

Cash and cash equivalents at the end of year	45,643	48,968	7,122

  Operating activities

        Net cash used in operating activities was RMB45.6 million (US$6.6 million) in 2018. In 2018, the difference between our net cash used in operating activities and our net income of RMB40.5 million (US$5.9 million) was mainly due to an increase of RMB121.5 million (US$17.7 million) in our accounts receivable primarily as a result of our business growth.

        Net cash used in operating activities was RMB11.4 million in 2017. In 2017, the difference between our net cash used in operating activities and our net income of RMB7.9 million was mainly due to an increase of RMB60.8 million in our accounts receivable primarily as a result of our business growth.

  Investing activities

        Net cash used in investing activities was RMB56.3 million (US$8.2 million) in 2018, which was primarily attributable to (i) net increase in short-term investments of RMB39.6 million (US$5.8 million) and (ii) purchase of property and equipment of RMB16.4 million (US$2.4 million) in relation to our launch of interactive marketing service and office expansion in 2018.

        Net cash used in investing activities was RMB105.9 million in 2017, which was attributable to net increase in short-term investments of RMB102.0 million.

  Financing activities

        Net cash provided by financing activities was RMB104.7 million (US$15.2 million) in 2018, and was mainly attributable to the capital injection from our shareholders which amounted to RMB100.0 million (US$14.5 million).

        Net cash provided by financing activities was RMB163.0 million in 2017, and was mainly attributable to the capital injection from our shareholders which amounted to of RMB162.0 million.

  Capital Expenditures

        Our capital expenditures are incurred primarily in connection with purchases of equipment and intangible assets, and leasehold improvements. Our capital expenditures were RMB0.4 million and RMB16.7 million (US$2.4 million), in 2017 and 2018, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(in RMB thousands)
Operating lease commitment(1)	13,701	28,261	14,560	0	56,522

Notes:

(1)
Operating lease commitment represents minimum payments under non-cancelable operating leases related to offices. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods.

Holding Company Structure

        36Kr Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and VIE and its subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

        In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our VIE and its subsidiaries in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our VIE. Appropriation to discretionary surplus fund is made at the discretion of our VIE. Pursuant to the law applicable to China's foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriations to the other two reserve funds are at our subsidiary's discretion.

        As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our consolidated affiliated entity only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See "Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and our VIE, or to make additional capital contributions to our PRC subsidiary." for details. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and our consolidated VIE when needed. Notwithstanding the foregoing, our PRC subsidiaries and our consolidated VIE may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our VIE or direct loans to such consolidated affiliated entity's nominee shareholders, which would be contributed to the consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity's share capital.

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

  Credit risk

        Our credit risk primarily arises from cash and cash equivalents, short-term investments, receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets' carrying amounts as of the balance sheet dates. We expect that there is no significant credit risk associated with cash and cash equivalents and short term investments which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries, VIE and the subsidiaries of the VIE are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality.

        We believe that there is no significant credit risk associated with amounts due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances.

  Foreign currency exchange rate risk

        Our operating transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political development. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by us in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

        To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

        We estimate that we will receive net proceeds of approximately US$                 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$                per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018, to a rate of RMB                to US$1.00, will result in an increase of RMB                 million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.8755 to US$1.00, the rate in effect as of December 31, 2018, to a rate of

RMB                to US$1.00, will result in a decrease of RMB                 million in our net proceeds from this offering.

  Inflation risk

        Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently Issued Accounting Pronouncements

        A list of recent relevant accounting pronouncements is included in Note 3 "Recently Issued Accounting Pronouncements" of our Consolidated Financial Statements.

INDUSTRY OVERVIEW

        Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus and all tables and graphs set forth in this section has been derived from an industry report commissioned by us and independently prepared by CIC in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Development of China's New Economy

        New Economy in China has experienced a robust growth in recent years and has become a key growth engine for China's economy. As defined in the CIC Report, New Economy generally refers to businesses that realize rapid growth primarily through cutting-edge technology and innovative business models. The scope of New Economy is broad and expanding. New Economy covers a wide spectrum of industries that rely inherently on technological advancements, including the Internet, business services, hardware and software technologies as well as media and entertainment industries. At the same time, New Economy also covers traditional industries that are transforming and innovating their business models by leveraging such technological advancements, such as consumer and retail, healthcare, finance, and energy industries. The Chinese government has introduced favorable regulations promoting innovation-driven development and mass entrepreneurship to aid the development of New Economy. As innovations in business models and advancements in technology continue to thrive, additional industries will gradually emerge and the transformation of traditional industries will accelerate, expanding the scope of New Economy.

  Scale of China's New Economy

        According to the CIC Report, the scale of New Economy in China, as measured by GDP, grew from approximately US$0.6 trillion in 2014 to approximately US$2.0 trillion in 2018, representing a CAGR of approximately 34.8%, which is more than five times faster than the economic growth of China during the same period. Meanwhile, the GDP for China's New Economy is expected to grow at a CAGR of approximately 23.3% from 2018 to reach US$5.7 trillion in 2023, and the GDP for New Economy as a percentage of the overall GDP is expected to increase from 16.1% in 2018 to 33.5% in 2023.

  Major Growth Drivers of China's New Economy

        New Economy in China has experienced robust growth and is expected to continue to grow rapidly, driven by the following factors:

  •
  continuous technological advancements;

  •
  expanding New Economy participant base;

  •
  enthusiastic entrepreneurial environment;

  •
  strong capital investment;

  •
  favorable regulatory environment; and

  •
  sufficient talent pool.

  Participants in China's New Economy

        The flourishing New Economy in China has brought tremendous opportunities to New Economy companies, traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy. In particular, New Economy companies have grown rapidly in size and number. According to the CIC Report, the number of New Economy companies in China grew from approximately 39.4 thousand as of December 31, 2014 to approximately 95.7 thousand as of December 31, 2018, and the total valuation of all New Economy companies increased at a robust CAGR of approximately 30.3% from US$1.4 trillion as of December 31, 2014 to US$4.1 trillion as of December 31, 2018. According to the CIC Report, China is among the countries with the largest number of startup companies with a valuation of over US$1 billion, or unicorns, in the world. As of December 31, 2018, China is home to 164 unicorns, increased significantly from 16 unicorns in 2014. These unicorns are redefining existing industries as well as creating new industries in the New Economy market.

        The booming growth of New Economy in China has attracted strong capital investment. According to the CIC Report, increasing complexity of new business models, technology breakthroughs and fierce competition require more investments for New Economy companies. The total amount of equity investment in New Economy companies increased from US$48.0 billion in 2014 to US$122.1 billion in 2018, representing a CAGR of approximately 26.3%. Equity investment in New Economy companies is expected to reach US$304.9 billion by 2023, accounting for approximately 64.3% of the total equity investment market in China, as compared to 39.6% in 2014 and 58.4% in 2018.

China's New Economy-focused Business Services Market

        The New Economy-focused business services market primarily consists of online advertising services, enterprise value-added services and subscription services, which together serve the entire lifecycle of New Economy companies. According to the CIC Report, these three segments are the main revenue drivers for New Economy-focused business services providers, and have been experiencing phenomenal growth in market size and penetration. According to the CIC Report, the total market size of these three segments increased from US$7.0 billion in 2014 to US$20.2 billion in 2018, representing a CAGR of approximately 30.3%, and is expected to further grow at a CAGR of approximately 22.5% from 2018 to reach US$55.6 billion by 2023.

Market size of New Economy-focused business services, by revenue, China, 2014-2023E

Source: CIC Report

Note: (1)    Enterprise value-added services include integrated marketing, training, information consulting and offline events.

           (2)    Subscription services include enterprise subscription services and individual subscription services.

        The continuous growth of New Economy and its participants have generated increasing demands for premium and professional New Economy-focused business services. According to the CIC Report, such demands mainly involve the following aspects:

  •
  Creative and tailored marketing solutions to improve brand image and promote market recognition.  New Economy and traditional companies have strong demands for tailored marketing solutions, such as online advertising services, offline events and integrated marketing. These marketing solutions are usually expected to be tech-driven and capable of effectively enabling these companies to reach potential customers and investors.

  •
  Insightful and timely industry information to equip New Economy companies with industry updates, innovative business models and operational know-hows.  According to the CIC Report, New Economy participants are expected to increasingly rely on New Economy-focused content providers for timely, detailed and insightful industry information.

  •
  Professional services and corporate development advice to improve overall operational efficiency throughout business lifecycle.  New Economy companies with limited operating experience may encounter various difficulties with respect to management and business development at different stages. The unique demands of these companies create a huge market for enterprise value-added services providers, especially those that are able to address the pain points of New Economy companies in a cost-effective manner.

  •
  Opportunities for both New Economy companies and institutional investors to connect with each other.  Faced with evolving markets, New Economy companies tend to have substantial demands for capital investments to support robust growth and development as well as maintain their competitive advantage. Meanwhile, institutional investors are seeking channels to identify and invest in promising New Economy companies. Hence, there is a substantial market for platforms that connect New Economy companies with institutional investors.

New Economy-focused Online Advertising Services

        New Economy-focused online advertising services refer to a series of basic and value-added advertising services provided to New Economy companies and traditional companies through online channels. New Economy-focused online advertising services primarily include advertisements on digital media, such as web portals, vertical media, social media and content distribution platforms. According to the CIC Report, digital media has replaced traditional media as the major media channel of news and entertainment for Chinese netizens since 2016.

        Thanks to the development of Internet technology, the growing number of Internet users and the increasing time they spend on Internet and mobile devices, New Economy-focused online advertising services market in China has undergone significant development. According to the CIC Report, the size of this market, in terms of revenue, increased from US$5.3 billion in 2014 to US$12.1 billion in 2018, representing a CAGR of approximately 23.0%. Driven by branding needs of New Economy companies and rebranding needs of traditional companies, the size of the New Economy-focused online advertising services market in China is expected to further grow at a CAGR of approximately 16.5% from 2018 to reach US$25.9 billion in 2023, according to the CIC Report.

New Economy-focused Enterprise Value-added Services

        According to the CIC Report, New Economy-focused enterprise value-added services mainly refer to a series of business services to enable New Economy enterprises at different stages to realize innovation, transformation, and advancement. Such services primarily include integrated marketing, offline events, consulting services and training services, among others.

        Driven by the strong demands from an increasing number of New Economy-focused enterprises, New Economy-focused enterprise value-added services market in China has experienced rapid growth. According to the CIC Report, the market size of the New Economy-focused enterprise value-added services in China, in terms of revenue, increased significantly from US$1.4 billion in 2014 to US$5.8 billion in 2018, representing a CAGR of approximately 41.6%, and is expected to further grow at a CAGR of approximately 27.3% from 2018 to reach US$19.3 billion by 2023.

New Economy-focused Subscription Services

        According to the CIC Report, New Economy-focused subscription services providers offer high-quality content or services for a recurring price based on the type of content or services provided. New Economy-focused subscription services can be generally divided into individual and enterprise subscription services, which can be further categorized into institutional investor and other enterprise subscription services. Individual subscription services primarily include offline and online events, courses and trainings designed for individual customers to enhance their knowledge about New Economy. Institutional investor subscription services mainly include brand promotion, offline events and referral of investment opportunities. Other enterprise subscription services mainly include brand promotion, crowdsourcing, offline events, referral of investment and business opportunities, ancillary services and other services.

        The New Economy-focused subscription services market in China has experienced rapid growth in the past few years, according to the CIC Report. The market size of New Economy-focused subscription services market, in terms of revenue, has increased from US$0.3 billion in 2014 to US$2.3 billion in 2018, representing a robust CAGR of approximately 69.7%. In 2018, the market size of individual subscription services and enterprise subscription services amounted to US$0.9 billion and US$1.5 billion, accounting for 37.5% and 62.5% of the total market size of New Economy-focused subscription services, respectively. Primarily driven by the substantial growth of New Economy sectors, and wider acceptance of paid knowledge, the New Economy-focused subscription services market in China is expected to further grow to reach US$10.4 billion by 2023, representing a CAGR of approximately 34.9% from 2018.

Key Success Factors for China's New Economy-focused Business Service Market

  Strong brand recognition

        A proven track record of providing high-quality and comprehensive services is essential for New Economy-focused business services providers to establish a strong brand. Leveraging strong brand recognition, they can better attract, engage and retain users and customers with high loyalty and spending power.

  Deep understanding of New Economy

        The development of New Economy sectors are significantly influenced by evolving demands of its participants for technological innovations, business expansion and industry upgrades. New Economy-focused business services providers with deep understanding of New Economy and its participants are able to timely attend to such demands and identify new trends. In turn, they are able to attract more customers and provide services with better quality.

  Business resources integration

        With the ability to integrate resources across the value chain, New Economy-focused business services providers are able to tailor their services to address clients' various needs across different sectors. Such integration also enables players to explore cross-selling opportunities and enhance monetization capabilities.

  Advanced technology and data analytics capabilities

        Advanced technology and data analytics capabilities enable New Economy-focused business services providers to gain better insights of target users and customers. Leveraging on such insights, they are able to offer unique value propositions to gain competitive edge.

BUSINESS

Mission

        Our mission is to empower New Economy participants to achieve more.

Overview

        We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China.

        New Economy is rapidly transforming businesses through cutting-edge technology and innovative business models. New Economy covers a wide and expanding spectrum of industries, including the Internet, hardware and software technologies, consumer and retail and finance industries. It has brought tremendous opportunities to New Economy participants in China, including New Economy companies driven by and traditional companies being transformed by cutting-edge technology and innovative business models, institutional investors and individuals involved in New Economy.

        We started our business with high-quality New Economy-focused content offerings. Leveraging traffic brought by high-quality content, we have expanded our offerings to business services, including online advertising services, enterprise value-added services and subscription services. According to the CIC survey, we are one of the most recognized platforms among New Economy participants in China. With our significant brand influence, we are well-positioned to continuously capture the high growth potentials of China's New Economy.

        High-quality New Economy-focused content is the foundation of our business. We provide insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, in January 2013, we were the first to report on ByteDance, which later became a world-leading technology company. Meanwhile, our content covers a variety of industries in China's New Economy, such as technology, consumer and retail, and healthcare. With diverse distribution channels, we are the largest New Economy-focused content platform in terms of average monthly PV in the twelve-month period ended March 31, 2019, according to the CIC Report.

        We offer business services, including online advertising services, enterprise value-added services and subscription services to our customers. We address the evolving needs of New Economy companies and upgrading needs of traditional companies by providing them with tailored advertising and marketing solutions and other enterprise value-added services. We also help institutional investors identify promising targets, source investment opportunities and connect them with startup companies directly. Additionally, we have cultivated a large number of subscribers who purchase our premium content and other benefits. Through our diverse service offerings, we have captured extensive monetization opportunities.

        With high-quality content and diverse business service offerings, we have fostered an affluent and sophisticated user base and as such, attracted a valuable customer base. As of December 31, 2018, we provided business services to 23 of the Global Fortune 100 companies. Additionally, as of December 31, 2018, we also provided business services to 59 of the Top 100 New Economy companies in China as measured by market capitalization and valuation, according to the CIC Report. While we started our institutional investors subscription services in the first quarter of 2017, we already covered 46 of the Top 200 institutional investors in China as of December 31, 2018 as measured by assets under management, according to the CIC Report.

        We are supported by comprehensive database and strong data analytics capabilities. With a massive corporation information database covering over 800,000 enterprises, we are able to gain valuable insights into the latest development of New Economy. Through data analysis on user and customer preferences, we are able to recommend our content and tailor business service offerings accordingly.

        We have achieved significant revenue growth and profitability. Our revenue increased by 148.2% from RMB120.5 million in 2017 to RMB299.1 million (US$43.5 million) in 2018. Our net income increased by 411.4% from RMB7.9 million in 2017 to RMB40.5 million (US$5.9 million) in 2018 and our net profit margin increased from 6.6% in 2017 to 13.5% in 2018.

Our Strengths

Prominent brand and pioneering platform

        We are a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, offering New Economy-focused content and business services. According to the CIC Survey, we are one of the most recognized platforms among New Economy participants in China. As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. As we cultivate the growth of New Economy participants, we have become their preferred platform for New Economy-focused content and business services. As New Economy companies flourish and traditional companies seek upgrades, the demands for New Economy-focused content and business services in China have significantly increased. Leveraging our first-mover advantage and significant brand appeal among New Economy participants, we are well-positioned to continuously capture the high growth potentials of China's New Economy.

High-quality content

        We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies, timely market updates and thought-provoking editorials and commentaries. We especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, we were the first to report on ByteDance in January 2013, which later became a world-leading technology company. In addition to our astute insights in New Economy and its participants, we maintain a professional in-house content creation team of 60 personnel with in-depth knowledge of different New Economy sectors. Our platform has also attracted many third-party professional content providers, including reputable media, research institutions and KOLs, further enriching the content offered on our platform and enhancing our brand.

        In addition to our own mobile app and website, we partner with leading third-party Internet and social networking platforms to expand the distribution channels for our content. We have become the top New Economy-focused content provider in terms of average monthly PV across our self-operated platform and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu, according to the CIC Report. We have also recently partnered with Nikkei, a leading international media group, to boost coverage of China's New Economy and its participants overseas. According to the CIC Report, we are the largest New Economy-focused content platform with an average monthly PV of 225.4 million in the twelve-month period ended March 31, 2019.

Comprehensive service offerings

        We capture extensive monetization opportunities and offer unique values to our customers through online advertising services, enterprise value-added services and subscription services. We support the growth of New Economy companies and offer them tailored services addressing their evolving needs. We provide startup companies seeking publicity and financing with online advertising services, integrated marketing solutions and consulting services, and connect them with institutional investors. As these companies mature, they demand more complicated enterprise value-added services, which we are able to continuously provide.

        We have cultivated a large number of subscribers who purchase our premium content and other benefits. Our subscribers primarily consist of institutional investors, individuals and enterprises involved in New Economy. We provide institutional investors with insightful industry and company intelligence to help them source and assess investment opportunities. We also offer courses and trainings on industry trends, market analysis and career development to individuals and enterprises in New Economy. With diverse business service offerings, we are able to explore more cross-selling opportunities and enhance monetization capabilities.

Vibrant and self-reinforcing community

        We have fostered a vibrant and self-reinforcing community of New Economy participants. Our high-quality content offerings generate organic traffic and attract New Economy participants to our platform. As we accumulate more affluent and sophisticated users on our platform, we become more appealing to New Economy companies as they seek exposure to this user segment. As we develop an expansive network of New Economy companies, we may further draw institutional investors' interests by presenting them with a large pool of investment candidates.

        Leveraging our established and growing community of New Economy participants, we are able to gain deeper insights into China's New Economy and generate more high-quality content. At the same time, we can offer more effective and tailored business solutions to our customers. These in turn enhance our value propositions to and increase the engagement of our users and customers.

Strong data analytics capabilities

        We are supported by comprehensive database and strong data analytics capabilities. Through our strategic partnership with JingData, a leading primary market financial data services provider in China and our related party, we collectively contribute to and manage a massive database covering over 800,000 enterprises. Through this database, we may obtain corporate information, operating data, financial performance and financing activities of these enterprises and updates in New Economy sectors in China. Thus, we are able to gain valuable insights into the latest development and trends of China's New Economy.

        We leverage big data analytics to enhance our user and customer experience, and improve our operational efficiency. Through data analysis on user preferences, we are able to personalize content recommendations. We further study customers' prior purchases to identify their demands and tailor our business service offerings accordingly.

Visionary management team and strong shareholder support

        We have a visionary management team with strong passion for the development of New Economy and extensive experience in the media and technology Internet and finance sectors. Our chief executive officer and co-chairman, Mr. Dagang Feng, with over 10 years of managerial experience and expertise in media and investment sectors, previously served as a senior investment manager at Matrix Partners China and co-founded CBN Weekly, the most circulated financial magazine in China. Our founder and co-chairman, Mr. Chengcheng Liu, with the spirit of entrepreneurship, was awarded "30 Under 30" by Forbes in 2013.

        We also benefit from strong support from our prominent strategic and financial investor base. We believe the strategic collaboration with our shareholders will continue to reinforce and strengthen our leading position in New Economy-focused business service market. Our shareholders have leveraged their wealth of experience, resources and influence as industry leaders to support our business operations and strategic planning.

Our Strategies

        To further enhance our brand value and maintain our competitive edge, we intend to pursue the following strategies:

Enrich our content offerings

        We will continue to strengthen our market-leading position in content offerings in the industries that we currently cover, and expand our coverage to shed more light upon other sectors in the New Economy, including new energy vehicles, finance and AI. We also intend to cooperate with more business partners overseas to generate more content tailored to overseas users.

        At the same time, we will continue to devote resources to our editorial team to maintain and enhance the quality and efficiency of our content generation. In addition, we will explore new partnership with professional third-party content providers to ensure sustainable and sufficient supply of diverse high-quality content. By enriching our content offerings, we endeavor to attract and retain more users and customers.

Expand our service offerings and further strengthen our monetization capabilities

        We intend to expand our service offerings and achieve synergies among our business segments. We endeavor to further explore the diverse and evolving demands of our customers and offer more tailored business services to enhance their experience on our platform and increase customer loyalty. As a result, we will diversify our monetization channels and strengthen our monetization capabilities.

Grow our user and customer base more efficiently

        As we continue to improve and expand our content and business service offerings, we intend to attract more companies, institutional investors and individuals to our platform, and improve retention rate and paying ratio. We will also explore various ways to funnel user traffic from third-party platforms to our platform. With our diversified user and customer base, we will be able to seek additional cross-selling opportunities and further drive organic growth.

Broaden our data access and enhance data analytics capabilities

        As we serve more New Economy participants, we will independently collect more data and build our own database. With an expansive proprietary database, we will be able to further understand user preferences and customer needs, and enhance and tailor our content and business service offerings accordingly.

Explore strategic collaboration, acquisition and expansion opportunities

        We will continue to selectively pursue collaborations, investments and acquisitions to complement our current businesses and enhance our growth potentials. We will identify potential complementary businesses and assess investment opportunities prudently following a holistic approach. Specifically, we will seek opportunities to geographically expand our content and service offerings into lower-tier cities in China as well as overseas markets with rapid New Economy development. We also intend to further explore strategic cooperation opportunities with our shareholders.

Our Business Model

        We empower New Economy participants through our high-quality content and comprehensive business service offerings tailored to our customers to address their pain points.

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  Value propositions to New Economy companies.  New Economy companies are driven by cutting-edge technology and innovative business models, which include both startup companies and established unicorns. We are able to proactively identify their demands and customize our services accordingly.

    We add significant value to startup companies to strengthen their marketing capabilities and managerial experience, and enable them to better position themselves in their respective markets. We help startup companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. We also connect them with prominent institutional investors face-to-face at offline events. In addition, we provide startup companies with market updates and trainings to improve their marketing and operational capabilities. As these startup companies mature, they begin to develop demands for more sophisticated and innovative marketing services, which we are able to continuously provide.

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  Value propositions to traditional companies.  We help traditional companies gain public attention by increasing their media exposure and brand awareness through tailored online advertising services and integrated marketing services. In addition, we also guide traditional companies as they embrace technological and business model innovations and adapt to the New Economy by offering consulting services. These traditional companies are leaders in a variety of industries such as retail, healthcare, and new energy.

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  Value propositions to institutional investors.  Institutional investors seek opportunities to invest in evolving industries or locate promising startup companies. We provide insightful and up-to-date industry and company intelligence in New Economy tailored to institutional investors with different needs and focuses, to help them source and assess suitable investment opportunities in a more efficient manner. Our offline events help connect institutional investors with startup companies, providing them a valuable and effective platform to engage in investment discussions. In addition, we also help institutional investors raise capital by offering them branding activities.

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  Value propositions to other participants in and individuals interested in the New Economy.  We operate under the prominent brand "36Kr", and have become an informative, credible, influential and timely source of information for the New Economy communities We provide high-quality content to other participants in and individuals interested in New Economy. Additionally, we educate them through online and offline trainings and events, covering various aspects such as industry trends, market analysis and career development.

Our Content

        As we offer timely and insightful New Economy-focused content, our users regard us as an informative, credible and influential source of information. We have developed outstanding capabilities in generating and distributing high-quality content, including insightful reports on companies, timely market updates as well as thought-provoking editorials and commentaries. Meanwhile, our content covers a variety of industries in China's New Economy, such as technology, consumer and retail, and healthcare.

        Our content is presented in various forms, such as text, pictures, audio and video clips. We create such content through our in-house content creation team, and we also source content from selected third-party professional content providers. Meanwhile, we write and publish themed columns to address various needs of our users. Our most popular columns include:

  •
  "A Kr-uarter Past Eight" (

  ). "A Kr-uarter Past Eight" (

  ) is a column that provides comprehensive daily morning briefing of major updates in New Economy during the past 24 hours.

  •
  "In-depth Kr" (

  ). "In-depth Kr" (

  ) is a column that offers high-quality and in-depth business analysis and insights focusing on trending topics in New Economy.

  •
  "New Trend" (

  ). "New Trend" (

  ) is a column that provides professional and insightful analysis and opinions based on new trends in various aspects of New Economy.

  •
  "Flash Updates" (

  ). "Flash Updates" (

  ) is a column that provides short and timely updates on latest developments in New Economy.

        With our insights and expertise in New Economy sectors, we especially take pride in our ability to discover startup companies with great potentials and introduce them to the investment community. We were the first to report on a number of startup companies that later became industry leaders. For example, we were the first to report on ByteDance, the operator of Toutiao in January 2013.

First report on ByteDance

        In addition to our ability to identify promising companies at early stages, we are also able to deliver timely, exclusive and insightful content. Leveraging our established brand influence and connections, we are able to obtain first-hand exclusive content and timely provide the latest breaking updates to our users. Moreover, through our in-depth analysis, we offer our users insightful and informative New Economy-focused content.

        Our users are participants in different New Economy sectors, such as technology, consumer and retail, and healthcare. We provide our users with an abundance of New Economy-focused content. In 2017 and 2018, we published over 98,000 and over 108,000 pieces of content, including both content produced by our in-house team and those sourced from third-party professional content providers. Leveraging our significant brand influence across our diversified distribution channels, we have achieved an average monthly PV of 225.4 million in the twelve-month period ended March 31, 2019 across our self-operated platform and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu.

        Our content production process includes content creation, content editing, screening and monitoring, and content distribution.

Content Creation

In-house Content Creation

        We maintain a professional in-house content creation team of 60 personnel, including 42 seasoned writers, with in-depth knowledge in New Economy sectors. Our writers are responsible for information gathering, researching, analyzing market information and trends and drafting. We leverage the diverse background of our writers and assign them to cover the industries they specialize in. Our high-quality New Economy-focused content are well-received by our users. All content undergo detailed review and are carefully edited by our professional editorial team. The entire process of topic selection, market research and analysis, and content creation is conducted independently by our writers to ensure the objectivity of our content.

        We devote significant efforts to recruit highly qualified writers, which is crucial to our content creation. We select candidates based on their experience, expertise, drafting skills and academic and professional qualifications. As of March 31, 2019, over 50% of our writers hold master's degree or above, while the rest hold bachelor's degree or above. To maintain high editorial standards, we offer our writers regular professional trainings and mentorship programs, such as seminars on financial statement analysis, industry updates and drafting skills.

Third-party Professional Content

        In addition to creating content in-house, we also source content from selected third-party professional content providers with expertise in New Economy sectors, such as reputable media, research institutions and KOLs. We specify the sources of all third-party professional content. We believe that the quality and breadth of our third-party professional content contribute to our knowledge library and enhance the influence of our platform. We have cooperated with approximately 600 third-party professional content providers. Pursuant to our arrangements, we are allowed to select, review and edit content created by them and post their content on our platforms.

Interactive Content

        We also operate discussion forum, blog, mini blog, comment section and user survey for our users to interact on our platform. We believe such content adds an important interactive and social component to our platform and enhances user engagement. Our users can voice their opinions, express their views, discuss with each other and provide feedbacks to our content. In particular, interactive content on our platform is valuable given our affluent and sophisticated user base, which primarily consists of entrepreneurs, investors and other New Economy participants.

Content Editing, Screening and Monitoring

        Our professional and experienced editorial team reviews and edits our content before posting to ensure their quality. Our editors oversee the quality of and opinions voiced in our content to be posted. They work closely with our writers to improve their works by providing feedback and suggestions.

        We also place strong emphasis on content screening and monitoring to ensure that our in-house content, third-party professional content and interactive content do not infringe copyright and other intellectual property rights, and fully comply with the applicable laws and regulations. Our online content screening and monitoring procedures consist of automated screening performed by an automated filtering system as well as a set of manual review procedures conducted by our editors. We hold regular internal trainings for our editors on latest compliance requirements and development. We also closely supervise the screening and monitoring work performed by our editors.

        Automated Content Screening Process.    All content on our platform are first screened by an automated filtering system. This system identifies and flags suspicious content using a regularly updated repository of keywords based on the latest regulations in China. All flagged content identified in the automated content screening process is further reviewed by our editors. We have implemented a 24-hour automated monitoring mechanism to timely remove any inappropriate or illegal content.

        Manual Content Reviewing Process.    In addition to automated review, all of our in-house content and third-party professional content are further subject to manual review by our editors. Our manual screening procedure is multi-layered, with each piece of content subject to review and cross-review by different editors. Occasionally, we also engage third-party consultants with specialized understanding of China's regulatory environment to review certain content on our platform. In addition to automated review, our interactive content is also subject to random sample review by our editors to remove content that appear to violate relevant laws and regulations or are otherwise inappropriate for our platform.

Distribution Channels

        We distribute our content through a variety of channels, including both self-operated and major third-party platforms. In the twelve-month period ended March 31, 2019, we have achieved an average monthly PV of 225.4 million across our self-operated platform and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu, and ranked the largest New Economy-focused content platform, according to CIC.

        Our self-operated channels include our mobile app "36Kr" and website "36kr.com." We provide user-friendly interfaces on our mobile app and website. Leveraging our AI technology and massive user data, we are able to generate a front page with individualized content recommendations for each user. Our users may browse the content categories, or use key words to locate content, and may locate historical content by date. Our users may also share links to our content to other social media platforms.

  Our Mobile App

  Our PC Website

        In addition to our own mobile app and website, we also leverage leading third-party Internet and social networking platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu, to further distribute selected and customized content of us. For example, we selectively repost trending articles on our Weixin/WeChat public account on a daily basis. We have become the top New Economy-focused content provider in terms of average monthly PV across our self-operated platform and our accounts on major third-party platforms, including Weibo, Weixin/WeChat, Toutiao and Zhihu, according to the CIC Report.

        To showcase China's New Economy to overseas users as well as to further extend our business reach, we have cooperated with local agencies and launched certain overseas websites. The overseas websites provide content about New Economy, in particular the New Economy development and participants in China. As of the date of this prospectus, we have launched kr-asia.com in Singapore and 36kr.jp in Japan by cooperating with local partners. We have also recently partnered with Nikkei, a leading international media group, to boost our overseas coverage of China's New Economy participants and their activities.

Our Business Services

        Leveraging traffic brought by our high-quality content offerings, we have expanded to offer a variety of New Economy-focused business services tailored to the different needs of our target customers. Our business services include online advertising services, enterprise value-added services and subscription services.

Online Advertising Services

        Utilizing our affluent and sophisticated user base, we offer customers quality brand-based online advertising services. Specifically, we help our online advertising customers establish and enhance their brand influence and build up connections with our users over time. Our online advertising services are charged either on a cost-per-day basis or a cost-per-advertisement basis. We display advertisement provided by customers in a variety of forms such as full screen display, banners and pop-ups. Leveraging our strong content creation capabilities, we also help produce advertisements based on the customers' requests, and post the advertisements on our platform to help promote customers' products and enhance their brand awareness.

Our advertising formats

        Maintaining a healthy balance between advertisement and content is essential to our platform. While we improve the effectiveness of our advertisements, we also value the objectivity of our content and users' experience with our platform. It is important for us to make sure that our users can quickly distinguish objective content and advertisements. Therefore, we clearly label all advertisements on our platform.

        The customers of our online advertising services include both New Economy companies and traditional companies. In 2017 and 2018, we provided online advertising services to 187 and 320 customers, respectively.

Enterprise Value-added Services

        We provide a variety of enterprise value-added services tailored to our customers, including both New Economy companies and traditional companies. Our comprehensive enterprise value-added service offerings, which include integrated marketing, offline events and consulting services, cover different demands of our customers. With diverse enterprise value-added service offerings, we are able to explore cross-selling opportunities and enhance monetization capabilities.

Integrated marketing

        We help our enterprise customers with marketing plans, marketing events, public relations, advertisement distribution, interactive marketing and other aspects of marketing. Leveraging our extensive marketing experience and deep understanding of customers' marketing needs, we help our customers develop tailored and diverse marketing strategies to improve their marketing efficiency. In addition to traditional marketing services, we are also exploring innovative marketing services. For example, in 2018 we launched interactive marketing dispensers to help customers promote their products and enhance brand recognition by providing users with an engaging and fun experience through games and activities.

        By offering high quality integrated marketing services, we help our customers enhance brand recognition and acquire and monetize traffic.

  Case study: Li-Ning

        In 2018, we provided integrated marketing services to Li-Ning, a leading sportswear brand in China, to promote its newest model of running shoes. Specifically, we proposed to produce a documentary-style commercial focusing on the designer's experience and how this model was created. We selectively distributed the advertisements on various social media and video platforms to reach targeted audiences and to increase marketing effectiveness.

Screenshots of the commercial

  Case study: NetEase Yeation

        In 2018, we provided integrated marketing services to NetEase Yeation, a leading e-commerce platform in China, and helped it launch a pop-up exhibit in Chengdu to promote its brand. We creatively designed the pop-up exhibit as a "underwater house", to convey NetEase Yeation's brand message of "Beauty of Life." The unique and artistic design quickly attracted significant public attention in Chengdu. In addition, to further expand the audience reach and enhance brand reputation for NetEase Yeation, we offered tailored marketing strategies to increase public exposure of the pop-up exhibit through various social media and other platforms. As a result, the pop-up exhibit became a phenomenal event.

Pictures of the pop-up exhibit

Offline events

        We organize diverse offline events focusing on New Economy, including summits, forums, industry conferences and fans festivals. New Economy participants gather at our offline events. Leveraging our influence in New Economy, we host some of the largest New Economy-focused offline events in China, in terms of number of participants. We believe our offline events create great brand-building opportunities for our customers. These events also provide a networking platform for New Economy participants, offering them business cooperation and investment opportunities. Offline events further enhance our influence and increase customer loyalty.

  Case study: WISE conference

        WISE conference is one of the largest and most influential annual New Economy conferences in China. WISE stands for where innovation and startup companies emerge. Since 2013, we have been hosting WISE conference annually in the fourth quarter. WISE conference gathers leading entrepreneurs, investors and KOLs for discussion on various topics in New Economy, such as technological advancements, business innovations, industry trends and development opportunities. At WISE 2018, we invited 163 companies, such as Focus Media, Meituan Dianping and Unilever, and 108 institutional investors, such as IDG Capital, Softbank China Venture Capital and China Renaissance, and attracted over 15,000 audiences, as compared to 104 companies and 34 institutional investors and over 8,000 audiences at WISE 2017. To further foster the spirit of entrepreneurship, we announce various awards and rankings at WISE conference, including our annual "New Economy King" award, one of the most recognized awards in New Economy. Enterprises and institutional investors are also able to build brand recognition and establish business and investment connections at WISE conference.

Audience at WISE 2018

Nanchun Jiang, founder of Focus Media, giving keynote address at WISE 2018

Consulting

        Leveraging our insights and established connections in New Economy, we provide consulting services to help traditional companies embrace technological innovations and digitalization, and refer them to business opportunities in New Economy. We also provide customized market research and industry reports to established companies.

A case study illustrating our full suite services

        We have developed long-term relationship with certain customers and provided customized online advertising and enterprise value-added services at different stages of their growths. Our trusted and long-term relationship with customers has in turn enhanced our customer retention and cross-selling capabilities. In 2018, 68 customers used both our online advertising service and enterprise value-added services, as compared to 34 customers in 2017.

  Case study: So-Young

        So-Young is a leading online platform providing medical aesthetic services in China, which was listed on NASDAQ in May 2019. We first provided online advertising services to So-Young. Having acquired deep understanding in So-Young's marketing objectives, we designed and produced various advertisements for this company and placed them on both our self-operated platforms and major third-party distribution platforms. Along with the rapid growth of So-Young, we began to offer additional enterprise value-added services. For example, we invited So-Young to various offline events we organized, including WISE conference. We were involved in the design of exhibition space for So-Young at the conference and enabled them to showcase their achievements and vision to New Economy participants in China.

Subscription Services

        We provide subscription services to individuals, institutional investors and enterprises.

Individual subscription

        Our individual subscription services mainly target individuals interested in the development of New Economy. Certain of our content are offered to our users for a fee. We offer a rich selection of paid columns and online courses, covering various aspects from industry trends and market analysis, to career development and advice. Users can subscribe for a specific training session at a fixed fee. We also offer monthly subscription packages of our paid columns to users. In addition to online content, we also offer various offline trainings on investment and New Economy business management to our users. These trainings are usually taught by well-known entrepreneurs, experienced investors and KOLs in New Economy, which provides users with face-to-face communication with these lecturers.

Screenshot of our paid content

        Our individual subscribers increased significantly from approximately 15.9 thousand in 2017 to approximately 52.6 thousand in 2018. To attract more individual subscribers, we have been constantly improving our content quality, expanding our topics and enhancing our user-friendly interface.

Institutional investor subscription

        We launched our institutional investor subscription services, or V-club, in the first quarter of 2017, offering industry reports and market updates to institutional investor subscribers. Since 2018, we started to offer more comprehensive subscription benefits to institutional investor subscribers for an annual subscription fee. For example, we enhance the exposure of our institutional investor subscribers and their investment portfolios on our platform. We help them create their investor yellow pages on our platform and organize branding promotion events. We refer promising companies to institutional investor subscribers seeking investment opportunities. Our institutional investor subscribers also enjoy priority access to our offline events. Meanwhile, we help institutional investor subscribers increase their recognition by displaying their logos in different occasions, including at our offline events. In 2018, we had 121 institutional investor subscribers, compared to 14 institutional investor subscribers in 2017.

Offline event for institutional investor subscribers

Enterprise club

        Our enterprise club members primarily consist of New Economy companies. We launched our enterprise club in April 2019, offering a variety of packaged membership benefits for an annual subscription fee. We offer online courses and one-on-one consulting to enterprise club members to enhance their managerial and operational capabilities. We enhance the exposure of our enterprise club members by creating their enterprise yellow pages on our platform. We also refer institutional investors to enterprise club members seeking financing.

Sales, Marketing and Branding

        We are able to attract and retain users efficiently and draw significant traffic to our platform. In addition to our established brand and word-of-mouth marketing, we promote our brand and platform through online marketing, offline promotional events and sponsorship.

        We sell our services mainly through our experienced in-house sales teams of 194 employees as of March 31, 2019. Our sales team is equipped with specialized New Economy sector knowledge and expertise, and understands our customers' needs. Our sales team also maintains close relationship with our customers by providing support and customer services during course of services.

        We are also committed to extending our footprint overseas and developing local business opportunities. As of March 31, 2019, we have established overseas stations in Singapore and Japan. We have also sent sales agents to different regions across China for local business development.

Competition

        We operate in the New Economy-focused business services market in China. We believe we are one of the few companies capable of providing a full suite of New Economy-focused business services, but we face competition from other New Economy-focused business services providers in the respective market segments we operate in.

        Specifically, our online advertising services face competition from other content-based online advertising services providers as well as technology verticals of major Internet information portals, such as Sina and Tencent News. For our enterprise value-added services, we face competition from other New Economy-focused enterprise value-added services providers as well as traditional marketing, consulting and public relations companies. We also compete with paid content services providers with respect to our subscription services.

        Our ability to compete successfully depends on many factors, including the quality and coverage of our content, our industry expertise, brand recognition, user and customer experience, big data and technological capabilities. We believe we are well-positioned to effectively compete against our competitors and capture market opportunities. However, our competitors may have broader content and service offerings, greater brand recognition, more capital and larger user and customer base. For discussion of risks related to our competitor, see "Risk Factors—Risks Related to Our Business and Industry—We face competition in major aspects of our business. If we are unable to compete effectively in the industry we operate, our business, results of operations and financial condition may be materially and adversely affected."

Technology

        We continuously upgrade our technology to deliver superior user experience and enhance our operational efficiency.

Corporate Database

        Through our strategic partnership with JingData, a leading primary market financial data service provider in China and our related party, we collectively contribute to and manage a massive database of over 800,000 enterprises. This massive database covers corporate information, operating data, financial performance, financing activities and industry updates. Through this database, we have gained valuable insights into the latest development and trends of the New Economy sector, which contribute to our content creation and service offerings.

AI and big data analytics

        Through data analysis, we study and analyze the preferences and demands of our users and customers, and tailor our content and service offerings accordingly. For example, we analyze user preferences gathered through our platform to personalize content recommendations. We have adopted AI technology in content screening, such as AI automated review, to expedite the publishing process and enhance efficiency.

        As of March 31, 2019, we had 66 employees dedicated to research and development. Our research and development team primarily consists of senior software engineers and IT infrastructure architects.

Data Security and Privacy

        We believe data security is critical to our business operation. All our users consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. To protect users' information, we have internal policies governing how we may use and share personal information, and protocols, technologies and systems guarding against improper access or disclosure of personal information. See "Risk Factors—Risks Related to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed."

        We limit access to our servers that store our user information and internal data on a "need-to-know" basis. We have also adopted a data encryption system to ensure secure storage and transmission of data, and prevent any unauthorized access and use of our data. Furthermore, we have implemented comprehensive data masking to fend off potential security attacks.

Intellectual Property

        Our intellectual property includes trademarks and trademark applications related to our brands and services, software copyrights, trade secrets and other intellectual property rights and licenses. We seek to protect our intellectual property assets and brands through a combination of trademark, patent, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as through confidentiality agreements and other measures.

        We hold "36Kr" and "36 " trademarks in China. In addition, we hold 190 registered trademarks and 17 registered software copyrights in China as of the date of this prospectus. We have 15 registered domain names as of the date of this prospectus, including our website domain name, 36kr.com.

Employees

        As of December 31, 2017 and 2018 and March 31, 2019, we had a total of 194, 411 and 420 employees, respectively. Substantially all of our employees are located in China. The following table sets forth the breakdown of our full-time employees as of March 31, 2019 by function:

Function/Department	Number of Employees	% of Total
Content and operations	115	27.4
Sales and marketing	194	46.2
Research and development	66	15.7
General and administration	45	10.7

Total	420	100.0

        We enter into standard labor contracts with our employees, and additionally, we enter into confidentiality and non-compete agreements with our key employees. In addition to salaries and benefits, we provide commission-based compensation to our sales and marketing force and performance-based bonuses to other full-time employees.

        Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See "Risk Factors—Risks Related to Our Business and Industry—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations."

        We believe we offer our employees competitive compensation packages and a merit-based work environment that encourages initiatives. We believe our brand reputation, corporate culture and selection and training system also contribute to attracting and retaining our employees. As a result, we are generally able to attract and retain qualified personnel and maintain a stable core management team.

        We maintain a good working relationship with our employees, and as of the date of this prospectus, we have not experienced any material labor disputes. None of our employees are represented by labor unions.

Facilities and Property

        As of March 31, 2019, we leased office spaces in China with an aggregate gross floor area of approximately 3,599.0 square meters. In April 2019, we also leased office space in Singapore for KrAsia.

Insurance

        We provide social security insurance including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits for our employees. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

        We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, may result in substantial cost and diversion of our resources, including our management's time and attention.

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Foreign Investment Law

        The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People's Congress on March 15, 2019, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

        According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors' investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Regulations on Value-added Telecommunication Services

        Among all of the applicable laws and regulations, the Telecommunications Regulations of the People's Republic of China (the "Telecom Regulations") promulgated by the PRC State Council on September 25, 2000 and last amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications services providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish "basic telecommunications services" from value-added telecommunication services (the "VATS"). VATS are defined as telecommunications and information services provided through public networks. The Catalogue of Telecommunications Business (the "Telecom Catalogue") was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added. In February 2003 and December 2015, the Telecom Catalogue was updated respectively, categorizing online data and transaction processing, information services, among others, as VATS.

        Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which were issued by the State Council on December 11, 2001, became effective on January 1, 2002 and last amended on February 6, 2016. Under the aforesaid regulations, foreign-invested telecommunications enterprises in the PRC, or FITEs, must be established as Sino-foreign equity joint ventures, and the geographical area it may conduct telecommunications services is provided by the MIIT accordingly. The foreign party to a FITE engaging in value-added telecommunications services may hold up to 50% of the equity of the FITE. In addition, the major foreign investor in a value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating a value-added telecommunications business. Moreover, approvals from the MIIT and the MOFCOM or their authorized local counterparts must be obtained prior to the operation of the FITE and the MIIT and the MOFCOM retain considerable discretion in granting such approvals.

        In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the "Internet Measures"), most recently amended on January 8, 2011. Under the Internet Measures, commercial Internet content-related services operators shall obtain a VATS License for Internet content provision business, or the ICP License, from the relevant government authorities before engaging in any commercial Internet content-related services operations within China.

        The Administrative Measures on Telecommunications Business Operating Licenses or the Licenses Measures, issued on March 1, 2009 and most recently amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License, from the Ministry of Industry and Information Technology (the "MIIT") or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

        Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB 5,000 to RMB 30,000 by the relevant telecommunications administrations.

        We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, Beijing Pinxin Media Culture Co., Ltd, has obtained the ICP License, which will remain effective until March 13, 2020. As Beijing Pinxin has changed its name, registered capital and shareholders within the validity period of its ICP license, we are required and have applied for the update of the ICP license. However, there can be no assurance that we will timely complete the update. See "Risk Factors—Risks Related to Our Business and Industry—If we fail to complete the update procedures of or maintain the value-added telecommunication license, our business, financial condition and results of operations may be materially and adversely affected."

Regulation of Internet Information Services

        The Administrative Measures on Internet Information Services, or the Internet Content Measures, which were promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of Internet information services. The Internet Content Measures specify that Internet information services regarding news, publications, education, medical and health care, pharmacy and medical appliances, among other things, are required to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their licenses or filings. Furthermore, the Internet Content Measures specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the legal rights of others. Internet information providers that violate such prohibition may face criminal charges or administrative sanctions. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of such content and report to the relevant authorities.

        The Internet Content Measures classify Internet information services into commercial Internet information services and non-commercial Internet information services. Commercial Internet information services refer to services that provide information or services to Internet users with charge. A provider of commercial Internet information services must obtain an ICP License.

Regulation on Internet News Services

        Pursuant to the Provisions for the Administration of Internet News Information Services promulgated by the Cyberspace Administration of China, or CAC, which was issued on May 2, 2017 and became effective on June 1, 2017, an Internet news license shall be obtained from CAC by the service provider for the provision of internet news information services to the public in a variety of ways, including offering platforms for such dissemination. "News information" as mentioned therein includes reports and comments relating to social and public affairs such as politics, economy, military affairs and foreign affairs, as well as relevant reports and comments on social emergencies. The services providers shall meet various qualifications and requirements as listed in such regulation, and further, to provide Internet-based news information services, the services providers are also required to complete formalities for ICP License or filing with the competent telecommunications authorities in accordance with the law. In practice, Internet news information services providers that are not state-owned are required to introduce a state-owned shareholder in order to apply for the Internet news license.

        In addition to the above, such regulation also stipulates that no organization may establish Internet-based news information service agencies in the form of Sino-foreign joint ventures, Sino-foreign cooperative ventures or wholly foreign-owned enterprises. Any cooperation involving Internet-based news information services and between Internet-based news information service agencies and foreign-invested enterprises shall be reported to the national CAC for security assessment.

        We plan to apply for the Internet news information license from the CAC through our VIE when it is feasible to do so. However, there can be no assurance that our application will be accepted or approved by the CAC. See "Risk Factors—Risks Related to Our Business and Industry—Lack of Internet news information license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition."

Regulations on Internet Audio-visual Program Services

        On December 20, 2007, MIIT and SARFT jointly issued the Administrative Provisions for the Internet Audio-visual Program Service, or the Audio-video Program Provisions 2015, which came into effect on January 31, 2008 and was amended on August 28, 2015. The Audio-video Program Provisions defines "Internet audio-visual program services" as producing, editing and integrating of audio-video programs, supplying audio-video programs to the public via the Internet, and providing audio-video programs uploading and transmission services to a third party. Entities providing Internet audio-visual programs services must obtain an Internet audio-visual program transmission license. Applicants for such licenses shall be state-owned or state-controlled entities unless an Internet audio-visual program transmission license has been obtained prior to the effectiveness of the Audio-video Program Provisions 2015 in accordance with the then-in-effect laws and regulations. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

        According to the Audio-video Program Provisions 2015 and other relevant laws and regulations, audio-video programs provided by the entities supplying Internet audio-visual program services shall not contain any illegal content or other content prohibited by the laws and regulations, such as any content against the basic principles in the PRC Constitution, any content that damages the sovereignty of the country or national security, and any content that disturbs social order or undermine social stability. An audio-video program that has already been broadcast shall be retained in full for at least 60 days. Movies, television programs and other media content used as Internet audio-visual programs shall comply with relevant administrative regulations on programs broadcasts through radio, movie and television channels. Entities providing services related to Internet audio-visual programs shall immediately delete the audio-video programs violating laws and regulations, keep relevant records, report relevant authorities and implement other regulatory requirements.

        The Classified Categories of the Internet Audio-visual Program Services(for Trial Implementation), or the Audio-video Program Categories, promulgated by the SAPPRFT on March 10, 2017, classifies Internet audio/video program services into detailed categories.

        On October 31, 2018, the National Radio and Television Administration (the "NRTA") issued the Notice on Further Strengthening the Management of Radio and Television and Network Audiovisual Programs ("Notice 60"). According to Notice 60, all radio and television broadcasting institutes, network audiovisual program service institutes and program production institutes shall stick to the right political direction and strengthen value guidance; pursue people-centered creative orientation to curb bad tendencies such as pursuing celebrities, pan-entertainment and so on; persist in providing high-quality content, constantly innovate programs, and strictly control the remuneration of guests.

        We are required to obtain an Internet audio-visual program transmission license for the Internet audio-visual program services. See "Risk Factors—Risks Related to Our Business and Industry—Lack of Internet audio-visual program transmission license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition."

Regulations on Online Culture Administration

        According to the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, promulgated by the MOC on February 17, 2011, and amended on December 15, 2017 Internet culture activities include: (i) production, reproduction, import, release or broadcast of Internet culture products (such as online music, online game, online performance and cultural products by certain technical means and copied to the Internet for spreading); (ii) distribution or publication of cultural products on Internet; and (iii) exhibitions, competitions and other similar activities concerning Internet culture products. The Internet Culture Provisions further classifies Internet cultural activities into commercial Internet cultural activities and non-commercial Internet cultural activities. Entities engaging in commercial Internet cultural activities must apply to the relevant authorities for a Network Cultural Business Permit, while non-commercial cultural entities are only required to report to related culture administration authorities within 60 days of the establishment of such entity. If any entity engages in commercial Internet culture activities without approval, the cultural administration authorities or other relevant government may order such entity to cease to operate Internet culture activities as well as levying penalties including administrative warning, fines up to RMB30,000 and listing such entity on the cultural market blacklist to impose credit penalty in case of continued non-compliance. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services except online music.

        Based on our understanding of the current PRC laws and regulations as well as inquiry with PRC government, our content and services may not be considered as "online culture product." However, there is uncertainty with respect to the interpretation and application of PRC laws. See "Risk Factors—Risks Related to Our Business and Industry—Lack of online culture operating permit may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition."

Regulations on Internet Publishing

        On February 4, 2016, the SAPPRFT and MIIT jointly issued the Rules for the Administration for Internet Publishing Services, or the Internet Publishing Rules, which became effective on March 10, 2016, to replace the Provisional Rules for the Administration for Internet Publishing that had been jointly issued by the General Administration of Press and Publication (the "GAPP") and the MII on June 27, 2002. The Internet Publishing Rules defines "Internet publications" as digital works that are edited, produced, or processed to be published and provided to the public through the Internet, including (i) original digital works, such as pictures, maps, games, and comics; (ii) digital works with content that is consistent with the type of content that has been published in media such as books, newspapers, periodicals, audio-visual products, and electronic publications; (iii) digital works in the form of online databases compiled by selecting, arranging, and compiling other types of digital works; and (iv) other types of digital works identified by the SAPPRFT. Under the Internet Publishing Rules, Internet operators distributing such publications via the Internet are required to apply for an Internet publishing license with the relevant governmental authorities and the approval of SAPPRFT before distributing Internet publications.

        We plan to apply for the Internet publishing license through our VIE when it is feasible to do so. However, there can be no assurance that the application will be accepted or approved by the relevant regulatory authorities. See "Risk Factors—Risks Related to Our Business and Industry—Lack of Internet publishing license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition."

Regulations on the Administration of Production and Operation of Radio and Television Program

        On July 19, 2004, the SAPPRFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and Television Program Production Measures, which came into effect on August 20, 2004 and was amended on August 28, 2015. The Radio and Television Program Production Measures is applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. And it provides that any business that produces or operates radio or television programs must first obtain a Radio and Television Program Production and Operation Permit. Entities holding such permits shall conduct their business within the permitted scope as provided in their permits. In addition, foreign-invested enterprises are not allowed to engage in the above-mentioned services.

        If our in-house generated audio and video content are considered as radio and television programs, we will be required to obtain the production and operation of radio and television program license. See "Risk Factors—Lack of production and operation of radio and television programs license may expose us to administrative sanctions, which would materially and adversely affect our business, results of operations and financial condition."

Regulation on Privacy Protection

        On December 28, 2012, the Standing Committee of the National People's Congress (the "SCNPC") enacted the Decision to Enhance the Protection of Network Information, or the Information Protection Decision, to enhance the protection of personal information in electronic form. The Information Protection Decision provides that Internet services providers must expressly inform their users of the purpose, manner and scope of the Internet services providers' collection and use of personal information, publish the Internet services providers' standards for their collection and use of User Personal Information, and collect and use personal information only with the consent of the users and only within the scope of such consent. The Information Protection Decision also mandates that Internet services providers and their employees must keep strictly confidential personal information that they collect, and that Internet services providers must take such technical and other measures as are necessary to safeguard the information against disclosure.

        On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information (the "Order"). Most of the requirements under the Order that are relevant to Internet services providers are consistent with the requirements already established under the MIIT provisions discussed above, except that under the Order the requirements are often more strict and have a wider scope. If an Internet services provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, it must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from the users whose information is being collected or used. Internet services providers are also required to establish and publish their protocols relating to personal information collection or use, keep any collected information strictly confidential, and take technological and other measures to maintain the security of such information. Internet services providers are also required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet service. Internet services providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such information unlawfully to other parties. The Order states, in broad terms, that violators may face warnings, fines, and disclosure to the public and, in the most severe cases, criminal liability.

        On January 5, 2015, the State Administration for Industry and Commerce (the "SAIC") promulgated the Measures on Punishment for Infringement of Consumer Rights, pursuant to which business operators collecting and using personal information of consumers must comply with the principles of legitimacy, propriety and necessity, specify the purpose, method and scope of collection and use of the information, and obtain the consent of the consumers whose personal information is to be collected. Business operators may not: (i) collect or use personal information of consumers without their consent; (ii) unlawfully divulge, sell or provide personal information of consumers to others; (iii) send commercial information to consumers without their consent or request, or when a consumer has explicitly declined to receive such information.

Regulation on Cybersecurity and Censorship

        On November 7, 2016, the Standing Committee of the National People's Congress promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law applies to the construction, operation, maintenance, and use of networks as well as the supervision and administration of Internet security in the PRC. The PRC Cybersecurity Law defines "networks" as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging, and processing information in accordance with certain rules and procedures. "Network operators," who are broadly defined as owners and administrator of networks and network services providers, shall meet their cyber security obligations and shall take technical and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including:

  •
  complying with security protection obligations in accordance with tiered requirements with respect to maintenance of the security of Internet systems, which include formulating internal security management rules and developing manuals, appointing personnel who will be responsible for Internet security, adopting technical measures to prevent computer viruses and activities that threaten Internet security, adopting technical measures to monitor and record status of network operations, holding Internet security training events, retaining user logs for at least six months, and adopting measures such as data classification, key data backup, and encryption for the purpose of securing networks from interference, vandalism, or unauthorized visits, and preventing network data from leakage, theft, or tampering;

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  verifying users' identities before signing agreements or providing services such as network access, domain name registration, landline telephone or mobile phone access, information publishing, or real-time communication services;

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  clearly indicating the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected when collecting or using personal information;

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  strictly preserving the privacy of user information they collect, and establish and maintain systems to protect user privacy;

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  strengthening management of information published by users. When the network operators discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

        On May 2, 2017, the CAC issued the Measures for Security Review of Cyber Products and Services (for Trial Implementation), or the Cybersecurity Review Measures, which came into effect on June 1, 2017. Under the Cybersecurity Review Measures, the following cyber products and services will be subject to cybersecurity: cyber products and services purchased by networks, and information systems related to national security.

        The purchase of cyber products and services by operators of critical information infrastructure in key industries and fields, such as public communications and information services, energy, transportation, water resources, finance, public service, and electronic administration, and other critical information infrastructure, that may affect national security.

        To comply with the above PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website and application. However, due to the large amount of user uploaded content, we may not be able to identify all the content that may violate relevant laws and regulations. See "Risk Factors—Risks Related to Our Business and Industry—If our security measures are breached, or if our services are subject to attacks that degrade or deny the ability of users to access our services, our services may be perceived as not being secure, users may curtail or stop using our services and our business, results of operations and financial condition may be harmed."

Regulation on Mobile Internet Applications Information Services

        On June 28, 2016, the CAC issued the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which became effective on August 1, 2016. Under the APP Provisions, mobile application providers and application store services providers are prohibited from engaging in any activity that may endanger national security, disturb the social order, or infringe the legal rights of third parties, and may not produce, copy, issue or disseminate through mobile applications any content prohibited by laws and regulations. The APP Provisions also require mobile application providers to procure relevant approval to provide services through such applications, and shall strictly fulfill their responsibilities of information security management, including (i) verifying authentic identities with the registered users through mobile phone numbers; (ii) establishing and improving the verification and management mechanism for the information content, adopting proper sanctions and measures such as warning, limiting functions, suspending updates, and closing accounts for releasing illegal information content; (iii) keeping records and reporting to competent authorities; (iv) protecting and safeguarding users' rights to know and choose during installation or use; (v) protecting intellectual property rights concerned and (vi) keeping records of user log information for 60 days.

Regulations on Online Advertising Services

        On April 24, 2015, the Standing Committee of the National People's Congress enacted the Advertising Law of the PRC, or the New Advertising Law, effective on September 1, 2015 and was amended in 2018. The New Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. On July 4, 2016, the SAIC issued the Interim Measures of the Administration of Online Advertising, or the SAIC Interim Measures, effective on September 1, 2016. The New Advertising Law and the SAIC Interim Measures require that Internet advertisements may not affect users' normal Internet use and Internet pop-up ads must display a "close" sign prominently and ensure one-key closing of the pop-up windows. The SAIC Interim Measures provide that all online advertisements must be marked with the word "Advertisement" so that viewers can easily identify them as such. Moreover, the SAIC Interim Measures treat paid search results as advertisements that are subject to PRC advertisement laws, and requires that paid search results be conspicuously identified on search result pages as advertisements.

        The New Advertising Law and SAIC Interim Measures require us to monitor the advertising content shown on our mobile applications to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. However, we cannot assure you that all of the content contained in such advertisements is true and accurate as required by the advertising laws and regulations. For details, please see "Risk Factors—Risks Related to Our Business and Industry—Advertisements on our platform may subject us to penalties and other administrative actions."

Regulations on Intellectual Property Rights

Regulations on Copyright

        The Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law as revised in 2001 extends copyright protection to Internet activities and products disseminated over the Internet. In addition, PRC laws and regulations provide for a voluntary registration system administered by the Copyright Protection Center of China, or the CPCC. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

        The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

        The Provisions of the Supreme People's Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes on Infringement of the Information Network Dissemination Rights specifies that disseminating works, performances or audio-video products by the Internet users or the Internet services providers via the Internet without the permission of the copyright owners shall be deemed to have infringed the right of dissemination of the copyright owner.

        The Measures for Administrative Protection of Copyright Related to Internet, which was jointly promulgated by the NCA and the MII on April 29, 2005 and became effective on May 30, 2005, provides that upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement that harms public interest, the ICP operator could be subject to administrative penalties, including an order to cease infringing activities, confiscation by the authorities of all income derived from the infringement activities, or payment of fines.

        On May 18, 2006, the State Council promulgated the Regulations on the Protection of the Right to Network Dissemination of Information (as amended in 2013). Under these regulations, an owner of the network dissemination rights with respect to written works, performance or audio or video recordings who believes that information storage, search or link services provided by an Internet service provider infringe his or her rights may require that the Internet service provider delete, or disconnect the links to, such works or recordings.

        As of June 25, 2019, we have registered 17 software copyrights in the PRC.

Patent Law

        According to the Patent Law of the PRC (Revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

        As of June 25, 2019, we had no registered patents in the PRC.

Trademark Law

        Trademarks are protected by the Trademark Law of the PRC (Revised in 2013) which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 respectively as well as by the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and as most recently amended on April 29, 2014. The Trademark Office of the State Administration for Market Regulation of the PRC handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use.

        As of June 25, 2019, we have registered 190 trademarks in the PRC.

Regulations on Domain Names

        The MIIT promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by MII on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC Internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

        As of June 25, 2019, we have registered 15 domain names in the PRC.

Regulations on Foreign Exchange and Offshore Investment

        Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from the SAFE or its local office.

        Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by the SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from the SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

        Under the Circular of the SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, issued by the SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, or SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for offshore equity financing of the enterprise assets or interests they hold in China. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, the SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which became effective on July 4, 2014 as an attachment of Circular 37.

        Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or the SAFE Circular No. 13, effective from June 1, 2015, which cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration, the investors shall register with banks for direct domestic investment and direct overseas investment.

        Based on the SAFE Circular No.13 and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise shall register such changes with the bank located at its registered place after obtaining the approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Regulations on Dividend Distribution

        The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC, as amended in 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Sino-Foreign Equity Joint Venture Law of the PRC promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011, 2014 and 2019, and the Sino-Foreign Cooperative Joint Venture Law of the PRC promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. The Wholly Foreign-owned Enterprise Law, the Sino-Foreign Equity Joint Venture Law of the PRC and the Sino-Foreign Cooperative Joint Venture Law of the PRC will be replaced by the Foreign Investment Law on January 1, 2020. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

        On March 16, 2007, the SCNPC promulgated the Law of the PRC on Enterprise Income Tax, or the EIT Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax, which came into effect on January 1, 2008 and was amended in 2019. Under the EIT Law and its implementing regulations, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-added Tax

        The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, were subsequently amended on November 10, 2008 and came into effect on January 1, 2009 and were most recently amended on February 6, 2016 and November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) were promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated The Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or Order 691. According to the VAT Law and Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 17%, 11%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. The Notice of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, the VAT tax rates of 17% and 11% are changed to 16% and 10%, respectively. On March 20, 2019, the Ministry of Finance, State Taxation Administration and General Administration of Customs jointly promulgated the Relevant Policies Notice on Deepening Reform of VAT Tax, or Notice 39, which will be effective on April 1, 2019. Notice 39 further changes the VAT tax rates of 16% and 10% to 13% and 9%, respectively.

Regulations on Employment and Social Welfare

Labor Contract Law

        The Labor Contract Law of the PRC, or the Labor Contract Law, which took effect on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and shall be paid to employees timely.

Social Insurance and Housing Fund

        As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance.

        In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, respectively, employers must register at the designated administrative centers and open bank accounts for depositing employees' housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

        Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

        In addition, the State Administration of Taxation (the "SAT") has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

        On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such SPV's securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

        We are currently undertaking the Reorganization, during or after which we expect certain existing directors and executive officers of Beijing Duoke to become our directors and executive officers. The following table sets forth information regarding certain executive officers and directors we plan to appoint and nominate upon the consummation of the Reorganization.

Directors and Executive Officers	Age	Position/Title
Dagang Feng	40	Chief Executive Officer, Co-chairman of the Board of Directors
Chengcheng Liu	30	Founder, Co-chairman of the Board of Directors
Jihong Liang	46	Chief Financial Officer, Director
Yang Li	42	Chief Content Officer

        Dagang Feng has served as Beijing Duoke's chief executive officer since December 2016 and its director since August 2018, and is responsible for the overall business strategies and operation. Mr. Feng will be appointed as our chief executive officer and nominated as the co-chairman of our Board of Directors. Mr. Feng has also served as a director at Xieli Zhucheng since September 2016. Mr. Feng has over 10 years of managerial experience and over 15 years of expertise in media and investment sectors. Before joining us, Mr. Feng served as a senior investment manager at Matrix Partners China from 2012 to 2016, where he primarily focused on investments in Internet and technology sectors. Prior to that, Mr. Feng co-founded YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where he served as the associate chief editor and the general manager of marketing department from 2007 and 2012. Before YiMagazine, Mr. Feng was a senior journalist at ChinaByte.com, an IT-focused vertical portal based in China, from 2005 to 2007, and a senior journalist at the Economic Observer, one of China's most influential economic-focused newspapers in China, from 2003 to 2005, respectively. Mr. Feng currently serves as a board member of several private companies. Mr. Feng received his bachelor's degree in economics from Dalian Maritime University in 2002, and a post-graduate diploma in journalism and communication from Tsinghua University in 2017.

        Chengcheng Liu founded our 36Kr.com website in 2010 and has served as chairman of board of directors of Beijing Duoke since its incorporation. Mr. Liu will be nominated as the co-chairman of our Board of Directors. Since the inception of our 36Kr, Mr. Liu has been the key architect of our success and has led us to achieve a number of our milestones and transformations, and he has accumulated extensive knowledge and expertise in the New Economy sector as well as rich experience in managing our company. Mr. Liu was named by Forbes as one of China's "30 Under 30" in 2013, a list of top Chinese entrepreneurs under the age of 30. Mr. Liu currently serves as a board member of several private companies. Mr. Liu received his bachelor's degree in communication engineering from Beijing University of Posts and Telecommunications in 2010 and his master's degree in data mining from University of Chinese Academy of Sciences in 2014.

        Jihong Liang has served as Beijing Duoke's chief financial officer since February 2019 and its director since August 2018. Ms. Liang will be appointed as our chief financial officer and nominated as our director. Ms. Liang served as the chief financial officer of Xieli Zhucheng from November 2014 to January 2019 where she was in charge of the company's financial function. Prior to joining us, Ms. Liang served as a financial director at Yeepay Inc., an e-payment service provider based in China, from 2013 to 2014, and as a financial director at Tujia.com, a Chinese lodging-service sharing and booking platform, in 2012, respectively. Prior to that, Ms. Liang served as a senior financial manager at the Beijing branch of Ctrip.com, an online ticket and hotel booking platform based in China, from 2011 to 2012, and as a financial manager at the Beijing branch of Mangocity.com, an online ticket and hotel booking platform based in China, from 2006 to 2011, respectively. Ms. Liang received her bachelor's degree in statistics from Capital University of Economics and Business in 1995, and master's degree in software engineering from Beihang University in 2016. Ms. Liang was admitted as a Certified Public Accountant by the Chinese Institute of Certified Public Accountants in 2005.

        Yang Li has served as Beijing Duoke's chief content officer since September 2016 and is responsible for the content creation for our platform. Ms. Li will be appointed as our chief content officer. Ms. Li has extensive experience in the media sector. Prior to joining us, Ms. Li served at YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where she joined as a founding member, and held various positions, including the chief editor of the magazine and the chief commentator for an editorial column called the Observer from 2008 to 2016. Before YiMagazine, Ms. Li served as a journalist at China Internet Weekly magazine and China Information World newspaper. Ms. Li received a bachelor's degree in computer science from Shenyang University of Technology in 1999, a bachelor's degree in editing and publishing science from Tsinghua University in 2005, and a post-graduate diploma in integrated and practicing management from Hong Kong University in 2016.

Employment Agreements and Indemnification Agreements

        Upon the completion of the Reorganization, 36Kr Holdings Inc. will enter into employment agreements with each of our executive officers. Pursuant to these employment agreements, each of our executive officers will be employed for a specified time period, which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer's employment for cause at any time without advance notice in certain events, and may terminate an executive officer's employment by giving a prior written notice and paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice. Under these employment agreements, each executive officer agrees to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, under these agreements, each executive officer agrees to be bound by certain non-competition restrictions during the term of his or her employment and for two years following the last date of employment.

        Upon the completion of the Reorganization, 36Kr Holdings Inc. will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Board of Directors

        Our Board of Directors will consist of                directors, including            independent directors, namely                , upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the [NYSE/NASDAQ] generally require that a majority of an issuer's board of directors must consist of independent directors. However, the Listing Rules of the [NYSE/NASDAQ] permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters. We rely on this "home country practice" exemption and do not have a majority of independent directors serving on our Board of Directors.

        A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

        Prior to completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors. We intend to adopt a charter for each of the three committees prior to completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of            , and will be chaired by            . We have determined that             satisfy the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that            qualifies as an "audit committee financial expert." as set forth under the applicable rules of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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  reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

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  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

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  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

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  discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

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  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

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  discussing the annual audited financial statements with management and the independent registered public accounting firm;

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  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

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  approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function; and

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  meeting separately and periodically with management and the independent registered public accounting firm.

        Compensation Committee.    Our compensation committee will consist of            and will be chaired by            . We have determined that             satisfy the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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  overseeing the development and implementation of compensation programs in consultation with our management;

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  at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

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  at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

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  at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

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  reviewing executive officer and director indemnification and insurance matters; and

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  overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of            , and is chaired by             . We have determined that            satisfy the "independence" requirements of [Rule 5605(c)(2) of the Listing Rules of the NASDAQ/Section 303A of the Corporate Governance Rules of the NYSE]. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

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  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

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  developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NYSE/NASDAQ] rules, or otherwise considered desirable and appropriate;

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  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

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  evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

        Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the care, diligence and skills that a reasonable prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others, (i) convening shareholders' annual and extraordinary general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends and distributions, (iii) appointing officers and determining their terms of offices and responsibilities, (iv) approving the transfer of shares of our company, including the registering of such shares in our share register, and (v) exercising the borrowing powers of our company and mortgaging the property of our company.

Terms of Directors and Officers

        [Our officers may be elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by an ordinary resolution of the shareholders of the Company. A director's office shall also be vacated if, among other things, the director (i) resigns his office by notice in writing to the company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law or [NYSE/NASDAQ] rules from being a director; or (v) is removed from office pursuant to our post-offering amended and restated articles of association.]

Interested Transactions

        A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable [NYSE/NASDAQ] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

        In 2018, we paid an aggregate of RMB2.5 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors, executive officers and employees, see "—Share Incentive Plan."

Share Incentive Plan

        Beijing Duoke adopted a share incentive plan in 2016, which we refer to as the 2016 Share Incentive Plan. The maximum percentage of aggregate equity interest of Beijing Duoke that it is authorized to issue is 20%, divided into 1,000,000 units, pursuant to the 2016 Share Incentive Plan at the time of adoption. As of the date of this prospectus, 922,913 restricted share units have been granted and outstanding under the 2016 Share Incentive Plan, excluding awards that were forfeited after the relevant grant dates. As part of the Reorganization, 36Kr Holdings Inc. plans to adopt a share incentive plan, which substantially mirrors the 2016 Share Incentive Plan adopted by Beijing Duoke. We expect that the holders of grants under the 2016 Share Incentive Plan will render their previously granted for cancellation and receive corresponding grants under 36Kr Holding Inc.'s share incentive plan.

        The following paragraphs summarize what we expect to be the terms of our 2016 Share Incentive Plan.

        Types of Awards.    Our 2016 Share Incentive Plan permits awards of restricted share units.

        Plan Administration.    Our 2016 Share Incentive Plan shall be administered by our board of directors.

        Grant Letter.    Awards granted under our 2016 Share Incentive Plan are evidenced by a grant letter that sets forth terms, conditions and limitations for each award.

        Exercise Price.    The chairman of the Board determines the purchase price or exercise price for each award, subject to the conditions set forth in our 2016 Share Incentive Plan.

        Eligibility.    We may grant awards to any director, employee or business associate who the chairman of the Board considers, in his or her sole discretion, has contributed or will contribute to the Group.

        Vesting Schedule.    In general, the board of directors determines the vesting schedule, which is set forth in the grant letter.

        Transfer Restrictions.    Restricted share units may not be assignable or transferable, unless approved by the board of directors in writing.

        Termination and Amendment.    Our board of directors has the authority to terminate, amend, suspend or modify the 2016 Share Incentive Plan, subject to shareholder approval to the extent necessary to comply with applicable law. However, without the prior written consent of the participant, no such action may adversely affect in any material way any outstanding award previously granted pursuant to the 2016 Share Incentive Plan.

        The following table summarizes, as of the date of this prospectus, the outstanding restricted share units that were granted to our directors and executive officers under the 2016 Share Incentive Plan:

Name	Shares of Beijing Duoke Underlying Outstanding Restricted Share Units	Exercise Price (US$/Share)	Date of Grant
Dagang Feng	652,850	Nominal	December 19, 2016
Yang Li	*	Nominal	December 19, 2016

Notes:

*
Less than l% of equity interest of Beijing Duoke

PRINCIPAL [AND SELLING] SHAREHOLDERS

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. We also expect to obtain control over Beijing Duoke and conduct substantially all of our operations in China by entering into a series of contractual arrangements through Beijing Dake with Beijing Duoke and its shareholders.

        The following table sets forth information concerning the beneficial ownership of the ordinary shares of 36Kr Holdings Inc. as of the date of this prospectus.

        The calculations in the table below are based on two ordinary shares outstanding on an as-converted basis as of the date of this prospectus.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

			Ordinary Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering
				Percentage of total ordinary shares on an as-converted basis
					Percentage of aggregate voting power**
	Number	%*	Number
Directors and Executive Officers:†
Dagang Feng(1)	1	50%
Chengcheng Liu(2)	1	50%
Jihong Liang	—	—
Yang Li	—	—
All directors and executive officers as a group	2	100%
Principal [and Selling] Shareholders:
Palopo Holding Limited(1)	1	50%
36Kr Heros Holding Limited(2)	1	50%

Notes:

†
Except as indicated otherwise as below, the business address of our directors and executive officers is 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People's Republic of China.

*
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) two, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

**
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

(1)
Represents one ordinary share held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Palopo Holding Limited is wholly owned by Dagang Feng, director and chief executive officer of Beijing Duoke. The registered address of Palopo Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)
Represents one ordinary share held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. 36Kr Heros Holding Limited is wholly owned by Mr. Chengcheng Liu, our founder and chairman of the board of Beijing Duoke. The registered address of 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

        Based on the current shareholding structure of Beijing Duoke, we do not expect to have any record holder of our shares in the United States as of the date of this prospectus. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements

        See "Corporate History and Structure—Contractual Arrangements with the VIE and its Shareholders."

Shareholders Agreement

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure.

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Share Incentives Plan

        See "Management—Share Incentive Plan."

Related Party Transactions

Transaction with Xieli Zhucheng

        In 2017, we received a one-year unsecured loan amounted to RMB8.5 million from Xieli Zhucheng, our related party, with imputed interest rate of 4.35% per annum. We repaid the loan of RMB7.5 million and RMB1.0 million (US$0.1 million) in 2017 and 2018, respectively. The interest expense for the loan was RMB0.2 million in 2017. Xieli Zhucheng forgave such interest expense, and the expense was recognized in the financial statements. The amount forgiven was recorded as a shareholder's contribution from Xieli Zhucheng from the accounting perspective.

        In 2017 and 2018, Xieli Zhucheng incurred the payroll expenses for certain senior officers of Xieli Zhucheng who also provided services to us, which amounted to RMB0.7 million and RMB0.8 million (US$0.1 million), respectively. Xieli Zhucheng forgave such payroll expense, and the expense was recognized in the financial statements. The amount forgiven was recorded as a shareholder's contribution from Xieli Zhucheng from the accounting perspective.

        In 2017 and 2018, we rented some office areas from Xieli Zhucheng, and the rental expenses was RMB0.5 million and RMB0.5 million (US$0.1 million), respectively. Xieli Zhucheng forgave such rental expense, and the expense was recognized in the financial statements. The amount forgiven was recorded as a shareholder's contribution from Xieli Zhucheng from the accounting perspective.

Transaction with JingData

        In 2018, we purchased electronic equipment, software use right and advertising services amounted to RMB2.8 million (US$0.4 million) from JingData, our affiliate. As of December 31, 2018, amount due to JingData for advertising services was RMB0.7 million (US$0.1 million).

        In 2017 and 2018, we received revenue for providing online advertising services to Venture Glory amounted to RMB0.3 million and RMB1.0 million (US$0.1 million), respectively.

        We and JingData have entered into a data sharing agreement in June 2019, pursuant to which we and JingData collectively contribute to and manage a data sharing platform. Representatives appointed by us and JingData may also approve affiliates of us and JingData to become a participant of the data sharing platform and have certain access to and contribute data to the platform, subject to execution of a data sharing confirmation letter undertaking to abide with the data sharing agreement. We are responsible for the costs of the operation and maintenance of the data platform. No fees or other compensation are required to be paid by any participant of the data sharing platform for access to the data platform. The data sharing agreement provides that none of the participants may sell, grant access or permission to use, transfer or disclose data shared by other participants to any non-participating third parties, unless such participant has obtained authorization from the contributing party or is legally required to disclose such data. Moreover, each participant may not sell, grant access or permission to use, transfer or disclose data shared by it to certain competitors of other participants, as agreed in the data sharing agreement, except that each of us and JingData has one strike right requesting the other party to terminate data sharing cooperation with one third party each year.

        The data sharing agreement initially had a minimum term of ten years. Within 180 days of our becoming a pubic company, our board may resolve to extend the term of the agreement to a total of 20 years.

Transaction with Jiaxing Chuangke

        In 2018, we generated RMB2.8 million in revenue from Jiaxing Chuangke Business Information Consulting Co., Ltd., or Jiaxing Chuangke, a subsidiary of Xieli Zhucheng, for providing online advertising services. As of December 31, 2018, the amount due from Jiaxing Chuangke including the value-added tax was RMB2.9 million (US$0.4 million).

Transaction with FMM

        We received revenue for providing online advertising services to FMM Network Technology Co., Ltd., or FMM, in the amount of RMB4.7 million (US$0.7 million) in 2018. The founder and co-chairman of the board of directors, Mr. Chengcheng Liu, is also a director of FMM. As of December 31, 2018, the amount due from FMM including the value-added tax was RMB5.0 million (US$0.7 million).

Transaction with Ant Xiaowei

        We entered into an advertising service agreement with Chongqing Ant Xiaowei Small Loan Co., Ltd., or Ant Xiaowei, a subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., or Ant Financial, which is a shareholder of Xieli Zhucheng, and received revenue in the amount of RMB0.9 million, and RMB1.0 million (US$0.1 million) in 2017 and 2018, respectively. As of December 31, 2017 and 2018, there was RMB0.9 million and RMB1.4 million (US$0.2 million) receivables due from Ant Xiaowei.

Transaction with Zhongdu

        Mr. Chengcheng Liu is a director and has a 11.9% equity interest in Beijing Zhongdu Technology Co., Ltd., which owns 40.2% equity interest in Beijing Zhongdu Ecological Technology Co., Ltd., or Zhongdu. In 2018, we purchased advertisement displaying services from Zhongdu amounted to RMB1.0 million (US$0.1 million). As of December 31, 2018, the amount due to Zhongdu was RMB1.0 million (US$0.1 million).

DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law of the Cayman Islands, which we refer to as the "Companies Law" below, and the common law of the Cayman Islands.

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure. We also expect to obtain control over Beijing Duoke, which we refer to as our variable interest entity, and conduct substantially all of our operations in China by entering into a series of contractual arrangements through Beijing Dake with our variable interest entity and its shareholders. Our contractual arrangements with our variable interest entity and its shareholders will allow us to (i) exercise effective control over our variable interest entity, (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our variable interest entity and (iii) have an exclusive option to purchase all or part of the equity interests in our variable interest entity when and to the extent permitted by PRC laws. For more details, including risks associated with the variable interest entity structure, please see "Corporate History and Structure—Contractual Arrangements with Beijing Duoke" and "Risk Factors—Risks Related to Our Corporate Structure."

        As a result, upon the consummation of the Reorganization, (i) we will be regarded as the primary beneficiary of our variable interest entity and (ii) we will consolidate the financial results of our variable interest entity in our consolidated financial statements in accordance with U.S. GAAP, as if the corporate structure of our Group after the Reorganization had been in existence throughout the periods presented.

        As of the date of this prospectus, the authorized share capital of our company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and two ordinary shares are issued and outstanding. Immediately prior to the completion of this offering, our company's authorized share capital will be US$            divided into            ordinary shares of a par value of US$            each.

        Our shareholders have conditionally adopted an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirely immediately prior to the completion of this offering.

        The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

        The following discussion primarily concerns the ordinary shares and the rights of holders of the ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary bank facility in which the shares are held in accordance with the provisions of the deposit agreement in order to exercise directly shareholders' rights in respect of the shares. The depositary bank will agree, so far as it is practical, to vote or cause to be voted the amount of the shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See "Description of American Depositary Shares—Voting Rights."

Ordinary Shares

        General.    All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our post-offering amended and restated memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, each ordinary share is entitled to one vote for each ordinary share registered in his or her name on our register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.

        A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than [one-half] of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the Listing Rules at the [NYSE/NASDAQ]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders' annual general meetings and any other general meetings of our shareholders may be called by a majority of our Board of Directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

        Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

  •
  the shares are free from any lien in favor of the Company; and

  •
  a fee of such maximum sum as the [NYSE/NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the [NYSE/NASDAQ], be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for 30 more than days in any year as our board may determine.

        Liquidation.    On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

        Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our Board of Directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board of Directors or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

        Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of a majority the holders of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

        Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

        Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our Board of Directors to issue additional ordinary shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

        Our post-offering amended and restated memorandum of association also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our Board of Directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

        Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that: [(a) authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and (b) limit the ability of shareholders to requisition and convene general meetings of shareholders.]

        However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

        Exempted Company.    We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder's shares of the company.

Register of Members

        Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

  •
  the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

  •
  the date on which the name of any person was entered on the register as a member; and

  •
  the date on which any person ceased to be a member.

        Under Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

        If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

        The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments and accordingly there are significant differences between Companies Laws and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company's articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a "parent" of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the "squeeze out" of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholders' Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

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  a company acts or proposes to act illegally or ultra vires;

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  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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  those who control the company are perpetrating a "fraud on the minority."

        Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person's dishonesty, willful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

        In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Directors' Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

        Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

        Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders' meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings.

        Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

        Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director's office shall be vacated if the director (i) resigns his office by notice in writing to the Company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (iii) is found to be or becomes of unsound mind; (iv) is prohibited by law or [NYSE/NASDAQ] rules from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

        Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

        Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

        Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

        Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

        Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances since our inception.

  Shares

        We are currently undertaking the Reorganization. Upon the consummation of the Reorganization, 36Kr Holdings Inc. will be our holding company. We expect the existing shareholders of Beijing Duoke to become the shareholders of 36Kr Holdings Inc. under a shareholding structure that substantially mirrors Beijing Duoke's current shareholding structure.

        On December 3, 2018, we issued one ordinary share to 36Kr Heros Holding Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Chengcheng Liu. On April 25, 2019, we issued one ordinary share to Palopo Holding Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Dagang Feng.

        As part of the Reorganization, on                        2019, we issued an aggregate of                        ordinary shares,            Series A-1 preferred shares,            Series A-2 preferred shares,            Series A-1 preferred shares,            Series B-1 preferred shares,             Series B-2 preferred shares,            Series B-3 preferred shares,             Series B-4 preferred shares, and            Series C preferred shares to the entities designated by each of the other shareholders of Beijing Duoke to substantially mirrors Beijing Duoke's current shareholding structure. All of these preferred shares issued as part of the Reorganization will be automatically converted to ordinary shares immediately upon the completion of this offering.

  Restricted Share Unit Grants

        See "Management—Share Incentive Plan."

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

                            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                 shares (or a right to receive                shares) deposited with                    , as custodian for the depositary in [Hong Kong]. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered and is principal executive office are located at                .

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Dividends and Other Distributions

  How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

        Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

        Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

        Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

  How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

  How can ADS holders withdraw the deposited securities?

        You may surrender the ADSs for the purpose of withdrawal at the depositary's office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

  How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

  How do you vote?

        ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders' meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

        Except by instructing the depositary as described above, you won't be able to exercise voting rights unless you surrender the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other services providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by the ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

        The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

        If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

        If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

        If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

        If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

  How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

  How may the deposit agreement be terminated?

        The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

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  60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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  we delist the ADSs from an exchange on which they were listed and do not list the ADSs on another exchange;

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  we appear to be insolvent or enter insolvency proceedings;

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  all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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  there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

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  there has been a replacement of deposited securities.

        If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

        After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reserve previous transactions of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

  Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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  are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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  are not liable if we or it exercises discretion permitted under the deposit agreement;

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  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

  •
  the depositary has no duty to make any determination or provide any information as to our tax status. Neither the depositary nor we shall have any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

        ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

  •
  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

        The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

        The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not, be agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have                    ADSs outstanding, representing                    ordinary shares, or approximately                     % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the [NYSE/NASDAQ], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lockup Agreements

        We, [our directors, executive officers, certain existing shareholders and option holders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of [180] days after the date of this prospectus. After the expiration of the                    -day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately             ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

  •
  the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE/NASDAQ] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

 TAXATION

        The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jingtian & Gongcheng, our PRC legal counsel.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADS's or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People's Republic of China Taxation

        Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, respectively, an enterprise established outside the PRC with a "de facto management body" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        In addition, SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders), if such income is treated as sourced from within the PRC. In addition, nonresident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income is deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See "Risk Factors—Risks Related to Doing Business in China—We may be classified as a "PRC resident enterprise" for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders and have a material adverse effect on our results of operations and the value of your investment."

U.S. Federal Income Tax Considerations

        The following are the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire ADSs or ordinary shares.

        This discussion applies only to a U.S. Holder that acquires our ADSs in this offering and holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including any alternative minimum or Medicare contribution tax consequences and any tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  regulated investment companies;

  •
  dealers or traders in securities that use a mark-to-market method of tax accounting;

  •
  persons holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes;

  •
  tax-exempt entities, "individual retirement accounts" or "Roth IRAs";

  •
  persons that own or are deemed to own 10% or more of our stock by vote or value; or

  •
  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States.

        If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. [This discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.]

        As used herein, a "U.S. Holder" is a person that is for U.S. federal income tax purposes a beneficial owner of our ADSs or ordinary shares and:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.

        [The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before the underlying shares are delivered to the depositary, or a pre-release, or intermediaries in the chain of ownership between beneficial owners of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by beneficial owners of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate beneficial owners. Accordingly, the creditability of PRC taxes, and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.]

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

        Except as described below under "—Passive Foreign Investment Company Rules," distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations [and the discussion above regarding concerns expressed by the U.S. Treasury], dividends paid to certain non-corporate U.S. Holders with respect to the ADSs may be taxable at favorable rates. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of these favorable rates in their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's, or in the case of ADSs, the depositary's, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "—People's Republic of China Taxation," dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, [and subject to the discussion above regarding concerns expressed by the U.S. Treasury,] PRC taxes withheld from dividend payments (at a rate not exceeding the applicable Treaty rate in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

        Subject to the discussion below under "—Passive Foreign Investment Company Rules," a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to a tax rate that is lower than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—People's Republic of China Taxation," gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a passive foreign investment company (a "PFIC") for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is an active asset to the extent attributable to activities that produce active income.

        Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of our ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIE will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIE is not treated as owned by us. Because the treatment of our contractual arrangements with our VIE is not entirely clear, because we will hold a substantial amount of cash following this offering and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

        If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our VIE) were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

        In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange," a U.S. Holder that held ADSs could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The [NYSE/NASDAQ], where our ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize, for each taxable year in which we are a PFIC, as ordinary income any excess of the fair market value of the ADSs at the end of such taxable year over their adjusted tax basis, or as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value at the end of such taxable year (but, in the case of loss, only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss. If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under "—Taxation of Distributions" above (except that the preferential rate on dividends paid to non-corporate U.S. Holders will not apply). U.S. Holders will not be able to make a mark-to-market election with respect to Lower-tier PFICs, if any. In addition, because our ordinary shares will not be publicly traded, a U.S. Holder that holds ordinary shares that are not represented by ADSs will not be eligible to make a mark-to-market election with respect to such shares.

        If we were a PFIC for any taxable year during which a U.S. Holder owned any ADSs or ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service ("IRS").

        In addition, if we were treated as a PFIC for a taxable year in which we paid a dividend, or for the prior taxable year, the favorable tax rates described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or ordinary shares.

Information Reporting and Backup Withholding

        In general, payments of dividends and proceeds from the sale or other disposition of ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

        Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and ordinary shares.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2019, we [and the selling shareholders] have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
China International Capital Corporation Hong Kong Securities Limited

Total

        The underwriters and the representatives are referred to as the "underwriters" and the "representatives," respectively. The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        We [and the selling shareholders] have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional ADSs from us [and [an aggregate of]                additional ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions. Any ADSs issued or sold under the option will be issued and sold on the same terms and conditions as the other ADSs that are the subject of this offering. The option may be exercised only to cover any over-allotments of ADSs.

        The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to US$            per ADS. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers. The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

        The following table summarizes the compensation and estimated expenses we [and the selling shareholders] will pay.

	Per share		Total
	Without over- allotment	With over- allotment	Without over- allotment	With over- allotment
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by selling shareholders	US$	US$	US$	US$
Expenses payable by the selling shareholders	US$	US$	US$	US$

        We estimate that the total expenses of the offering, exclusive of underwriting discounts and commissions, payable by us will be approximately US$            . We have agreed to reimburse the underwriters for certain out-of-pocket expenses of the underwriters, in an aggregate amount not to exceed US$            .

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus

        Our directors, executive officers, existing shareholders and option holders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, whether any of these transactions are to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, subject to certain exceptions.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        In addition, through a letter agreement, we will instruct                    , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance. We have also agreed not to provide such consent without the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

        Prior to this offering, there has been no public market for the ADSs. Consequently, the initial public offering price for the ADSs will be determined by negotiations between us and the representatives and will not necessarily reflect the market price of the ADSs following this offering. The principal factors that were considered in determining the initial public offering price included:

  •
  the information presented in this prospectus and otherwise available to the underwriters;

  •
  the history of, and prospects for, the industry in which we will compete;

  •
  the ability of our management;

  •
  the prospects for our future earnings;

  •
  the present state of our development, results of operations and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded ADSs common stock of generally comparable companies.

        We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of the ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of the ADSs over-allotted by the underwriters is not greater than the number of the ADSs that they may purchase in the over-allotment option. In a naked short position, the number of the ADSs involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the ADSs to close out the short position, the underwriters will consider, among other things, the price of the ADSs available for purchase in the open market as compared to the price at which they may purchase the ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the [NYSE/NASDAQ] and, if commenced, may be discontinued at any time.

        We will apply to have the ADSs listed on the [NYSE/NASDAQ] under the symbol "                ."

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations.

        The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States of America. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Conflicts of Interest

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Investors

  Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of ADSs described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the ADSs have not authorized and do not authorize the making of any offer of ADSs through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ADSs as contemplated in this prospectus. Accordingly, no purchaser of the ADSs, other than the underwriters, is authorized to make any further offer of the ADSs on behalf of the sellers or the underwriters.

  Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

  Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the ADSs to the public in France.

  •
  Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1, or –2, or –3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

  Notice to Prospective Investors in Germany

        This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany ("Germany") or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

        Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

        This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

  Notice to Prospective Investors in Italy

        The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

  •
  to "qualified investors," as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the "Decree No. 58") and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended ("Regulation No. 16190") pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of May 14, 1999, as amended ("Regulation No. 11971"); or

  •
  in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

        Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be

  •
  made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (the "Banking Law"), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

  •
  in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

  •
  in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

        Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

        Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly ("sistematicamente") distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

  Notice to Prospective Investors in Switzerland

        This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to

Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

        The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

  Notice to Prospective Investors in Australia

        This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

        The ADSs are not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

        This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for the ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

  Notice to Prospective Investors in Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus' within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

  Notice to Prospective Investors in Japan

        The ADSs offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

  Notice to Prospective Investors in South Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the South Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of South Korea for public offering in South Korea.

        Furthermore, the ADSs may not be resold to South Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

  Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

  Notice to Prospective Investors in Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

  Notice to Prospective Investors in the Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

  Notice to Prospective Investors in Bermuda

        ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

  Notice to Prospective Investors in the British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of our company. The ADSs may be offered to companies incorporated under the British Virgin Islands Business Companies Act, 2004, or BVI

Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

  Notice to Prospective Investors in Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

  Notice to Prospective Investors in the PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

  Notice to Prospective Investors in Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

  Notice to Prospective Investors in Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

  Notice to Prospective Investors in Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds", its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

  Notice to Prospective Investors in the United Arab Emirates

        The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

  Notice to Investors in the Dubai International Financial Centre

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

  Notice to Prospective Investors in Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

  Notice to Prospective Investors in Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/NASDAQ] listing fee, all amounts are estimates.

SEC Registration Fee	US$
[NYSE/NASDAQ] Listing Fee	US$
FINRA Filing Fee	US$
Printing and Engraving Expenses	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Miscellaneous	US$

Total	US$

 LEGAL MATTERS

        We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Haiwen & Partners. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2017 and 2018 and for each of the two years in the period ended December 31, 2018 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

        The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

        Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC's website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.

Report of Independent Registered Public Accounting Firm

        The reorganization, as it relates to the transfer of the 36Kr Business by Beijing Duoke to 36Kr Holdings Inc. as described in Note 1 to the consolidated financial statements, has not been consummated as at June 28, 2019. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People's Republic of China
June 28, 2019

"Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 36Kr Holdings Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of 36Kr Holdings Inc. and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in invested equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Beijing, the People's Republic of China

June 28, 2019, except for the effects of the reorganization, as it relates to the transfer of the 36Kr Business by Beijing Duoke to 36Kr Holdings Inc. as described in Note 1, as to which the date is                 .

We have served as the Company's auditor since 2018."

36Kr Holdings Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB'000	RMB'000	US$'000 (Note 2 e)
Assets
Current assets:
Cash and cash equivalents	45,643	48,968	7,122
Short-term investments	102,334	145,451	21,155
Accounts receivable, net	62,801	182,269	26,510
Receivables due from related parties	2,134	11,018	1,603
Prepayments and other current assets	5,231	11,686	1,699

Total current assets	218,143	399,392	58,089

Non-current assets:
Property and equipment, net	532	15,472	2,250
Intangible assets, net	—	255	37
Equity method investments	2,951	—	—
Deferred tax assets	54	306	45

Total non-current assets	3,537	16,033	2,332

Total assets	221,680	415,425	60,421

Liabilities
Current liabilities:
Accounts payable	10,491	20,270	2,948
Salary and welfare payables	11,541	36,160	5,259
Taxes payable	9,496	16,917	2,460
Deferred revenue	3,546	4,227	615
Amounts due to related parties	1,777	1,979	288
Accrued liabilities and other payables	7,973	5,152	749

Total current liabilities	44,824	84,705	12,319

Total liabilities	44,824	84,705	12,319

Commitments and Contingencies (Note 13)
Mezzanine equity
Redeemable non-controlling interests	—	7,731	1,125
Invested equity
Shareholders' investment	176,856	322,989	46,977

Total liabilities, mezzanine equity and invested equity	221,680	415,425	60,421

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31
	2017	2018	2018
	RMB'000	RMB'000	US$'000
			(Note 2 e)
Revenues:
Online advertising services	73,958	173,783	25,276
Enterprise value-added services	42,465	100,238	14,579
Subscription services	4,084	25,072	3,647

Total revenues	120,507	299,093	43,502
Cost of revenues	(60,749)	(140,317)	(20,408)

Gross profit	59,758	158,776	23,094

Operating expenses:
Sales and marketing expenses	(32,275)	(66,984)	(9,742)
General and administrative expenses	(10,040)	(24,125)	(3,509)
Research and development expenses	(6,429)	(22,075)	(3,211)

Total operating expenses	(48,744)	(113,184)	(16,462)

Income from operations	11,014	45,592	6,632
Other income/(expenses):
Share of loss from equity method investments	(549)	(2,794)	(406)
Short-term investment income	371	9,300	1,353
Interest income	12	22	3
Interest expenses	(185)	(97)	(13)
Others, net	1,169	3,322	483

Income before income tax	11,832	55,345	8,052
Income tax expense	(3,909)	(14,827)	(2,156)

Net income	7,923	40,518	5,896
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(149)

Net income attributable to the 36Kr Holdings Inc.'s shareholders	7,923	39,493	5,747

Net income	7,923	40,518	5,896
Other comprehensive income
Foreign currency translation adjustments	—	231	34

Total other comprehensive income	—	231	34

Total comprehensive income	7,923	40,749	5,930
Accretion on redeemable non-controlling interests to redemption value	—	(1,025)	(149)

Comprehensive income attributable to the 36Kr Holding Inc.'s shareholders	7,923	39,724	5,781

Share-based compensation expenses included in:
Cost of revenues	786	673	98
Sales and marketing expenses	1,388	1,674	243
General and administrative expenses	2,568	2,554	371
Research and development expenses	146	210	31

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN INVESTED EQUITY

Invested equity
RMB'000
Balance at December 31, 2016	644
Net income	7,923
Share-based compensation	4,888
Shareholder's contribution	163,401

Balance at December 31, 2017	176,856

Net income	40,518
Accretion on redeemable non-controlling interests to redemption value	(1,025)
Share-based compensation	5,111
Shareholder's contribution	101,298
Foreign currency translation adjustment	231

Balance at December 31, 2018	322,989

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2017	2018	2018
	RMB'000	RMB'000	US$'000
			(Note 2 e)
Cash flows from operating activities:
Net income	7,923	40,518	5,896
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	487	1,585	231
Amortization of intangible assets	—	18	3
Share-based compensation expenses	4,888	5,111	743
Allowance for doubtful accounts	—	2,570	374
Exchange gains	—	(275)	(40)
Fair value changes of short-term investments	(334)	(3,498)	(509)
Share of loss from equity method investments	549	2,794	406
Rental, interest and payroll expense contributed by a shareholder	1,401	1,298	189
Content cost contributed by a non-controlling shareholder	—	1,011	147
Deferred income tax	(54)	(252)	(37)
Changes in operating assets and liabilities:
Accounts receivable	(60,803)	(121,538)	(17,677)
Receivables due from related parties	(2,134)	(8,727)	(1,269)
Prepayments and other current assets	(5,231)	(6,950)	(1,011)
Accounts payable	10,491	9,779	1,422
Salary and welfare payables	9,899	24,619	3,580
Taxes payable	9,157	7,421	1,079
Deferred revenue	3,546	681	99
Amounts due to related parties	798	1,181	172
Accrued liabilities and other payables	7,973	(2,944)	(428)

Net cash used in operating activities	(11,444)	(45,598)	(6,630)

Cash flows from investing activities:
Purchase of property and equipment	(392)	(16,402)	(2,386)
Purchase of intangible assets	—	(273)	(40)
Purchase of short-term investments	(130,000)	(544,601)	(79,209)
Proceeds from maturities of short-term investments	28,000	504,982	73,447
Investment in equity method investments	(3,500)	—	—

Net cash used in investing activities	(105,892)	(56,294)	(8,188)

Cash flows from financing activities:
Proceeds from loans provided by a shareholder	8,500	—	—
Repayments of loans provided by a shareholder	(7,521)	(979)	(142)
Funding from shareholders	162,000	100,000	14,544
Proceeds from issuance of convertible redeemable preferred shares to non-controlling shareholders	—	5,695	828

Net cash provided by financing activities	162,979	104,716	15,230

Effect of exchange rate changes on cash, and cash equivalents held in foreign currencies	—	501	73

Net increase in cash and cash equivalents	45,643	3,325	485

Cash and cash equivalents at beginning of the year	—	45,643	6,637

Cash and cash equivalents at end of the year	45,643	48,968	7,122

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net of tax refund	(313)	(11,944)	(1,737)
Cash paid for interest expense	(6)	(92)	(13)
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases financed by other payable	—	123	18
Rental, interest and payroll expense contributed by a shareholder	1,401	1,298	189
Content cost contributed by a non-controlling shareholder	—	1,011	147

The accompanying notes are an integral part of these consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Reorganization

(a) Nature of operations

        36Kr Holdings Inc. ("36Kr" or the "Company"), is a holding company and conducts its business mainly through its subsidiaries and a variable interest entity ("VIE") and subsidiaries of the VIE (collectively referred to as the "Group"). The Group is primarily engaging in providing content and business services to new economy participants in the People's Republic of China (the "PRC"). The Group mainly generates revenues from providing online advertising services, enterprise value-added services and subscription services (collectively referred to as the "36Kr Business"). Unless there are plans to change locations, the Group's principal operations and geographic markets are substantially located in PRC.

(b) Reorganization

        The Group commenced operations in 2010. Beijing Xieli Zhucheng Finance Information Service Co., Ltd. ("Xieli") was established in 2011 by Mr. Liu Chengcheng (the "Founder") to carry out the Group's principal business. In December 2016, the Group's business was carved out from Xieli ("Carve-out"), and incorporated into a newly set up company named Beijing Duoke Information Technology Co., Ltd. ("Beijing Duoke"; formerly named as Beijing Pinxin Media Culture Co., Ltd. and Beijing Sanshiliuke Culture Media Co., Ltd.), which was then a wholly owned subsidiary of Xieli.

        The Company was incorporated as a limited liability company in the Cayman Islands on December 3, 2018. Through a series of contemplated reorganization steps (the "Reorganization"), Beijing Dake Information Technology Co., Ltd. (the "Beijing Dake") was established in June 2019 to gain control over Beijing Duoke through contractual arrangements thereafter, and the 36Kr Business will be transferred to the Group upon the completion of the Reorganization. Beijing Duoke and its subsidiaries will become VIE of the Group. The Reorganization was approved by the Board of Directors and a reorganization framework agreement was entered into by the Company, Beijing Duoke, the Founder and the shareholders of Beijing Duoke in June, 2019.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

        As of the report date, the Group is in the process of completing the steps of Reorganization as described below. Upon completion of the Reorganization, the ownership structure of the subsidiaries and VIE of the Group will be:

Major subsidiaries	Place and year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal activities
36Kr Holding Limited ("36Kr BVI" or "BVI Subsidiary)	British Virgin Islands, established in 2018	100%	Investment holding
36Kr Holdings (HK) Limited ("36Kr HK" or "HK Subsidiary)	Hong Kong, established in 2018	100%	Investment holding
36Kr Global Holding (HK) Limited ("36Kr Global Holdings)	Hong Kong, established in 2019	100%	Investment holding
Tianjin Duoke Investment Co., Ltd. ("Tianjin Duoke")	The PRC, established in 2019	100%	Investment holding
Tianjin Dake Information Technology Co., Ltd. ("Tianjin Dake")	The PRC, established in 2019	100%	Management consulting
Beijing Dake	The PRC, established in 2019	100%	Management consulting

VIE	Place and year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal activities
Beijing Duoke	The PRC, established in 2016	100%	36Kr Business

VIE's subsidiaries	Place and year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal activities
Tianjin Thirtysix Hearts Technology Co., Ltd.	The PRC, established in 2017	100%	Offline training
Beijing Dianqier Creative Interactive Media Culture Co., Ltd. ("Dianqier")	The PRC, established in 2017	100%	Enterprise value-added services
KRASIA PLUS PTE. LTD. ("KrAsia")	Singapore, established in 2018	56.25%	Advertising and business consulting

        The major reorganization steps are described as follows:

  (i)
  the Company was set up by the Founder in December 2018;

  (ii)
  the Company established a wholly owned subsidiary in British Virgin Islands ("BVI"), 36Kr BVI, in December 2018;

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

  (iii)
  36Kr BVI established a wholly owned subsidiary in Hong Kong, 36Kr HK, in December 2018;

  (iv)
  36Kr HK established a wholly owned subsidiary in the PRC, Tianjin Duoke, in May 2019;

  (v)
  Tianjin Duoke established a wholly owned subsidiary in the PRC, Tianjin Dake, in May 2019;

  (vi)
  Tianjin Duoke established a wholly owned subsidiary in the PRC, Beijing Dake, in June 2019;

  (vii)
  Beijing Dake will enter into various contractual agreements ("VIE agreements") as related to the VIE and the VIE's shareholders in order to comply with PRC laws and regulations on internet business;

  (viii)
  the Company will issue common shares at par value to common shareholders of Beijing Duoke and Xieli for the respective equity interests that they held in Beijing Duoke;

  (ix)
  the Company will issue preferred shares to preferred shareholders of Beijing Duoke and Xieli as consideration in exchange for the respective similar equity interests that they held in Beijing Duoke.

(c) Basis of Presentation for the Reorganization

        The Reorganization consists of transferring the 36Kr Business to the Group, which is owned by the shareholders of Beijing Duoke and Xieli immediately before and after the Reorganization. The shareholding percentages and rights of each shareholder are substantially the same in Beijing Duoke and in the Company immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and it is determined that the transfers lack economic substance. Therefore, the accompanying consolidated financial statements include the assets, liabilities, revenue, expenses and cash flows of 36Kr Business for the periods presented and are prepared as if the corporate structure of the Group after the Reorganization had been in existence throughout the periods presented.

(d) Contractual agreements with the VIE

        In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content services, the Group operates its restricted businesses in the PRC through its VIE, whose equity interests are held by the Founder and other shareholders of the Group. The Company obtained control over the VIE by entering into a series of contractual arrangements with the legal shareholders who are also referred to as nominee shareholders. These nominee shareholders are the legal owners of the VIE. However, the rights of those nominee shareholders have been transferred to the Group through the contractual arrangements.

        The contractual arrangements used to control the VIE are the power of attorney, equity pledge agreement, exclusive purchase option agreement and exclusive business cooperation agreement. The Company's management concluded that the Company, through the contractual arrangements, has the power to direct the activities that most significantly impact the VIE's economic performance and bears the risks of and enjoys the rewards normally associated with ownership of the VIE. Therefore, the Company is the ultimate primary beneficiary of the VIE. As such, the Company consolidates the financial statements of the VIE and its subsidiaries, and the financial results of the VIE were included in the Group's consolidated financial statements in accordance with the basis of presentation as stated in Note 2 (a).

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

        The following is a summary of the contractual agreements that will be entered into by and among Beijing Dake, Beijing Duoke, and the nominee shareholders of Beijing Duoke;

  Power of Attorney

        Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an power of attorney, pursuant to which each of the shareholders of Beijing Duoke will irrevocably appoint Beijing Dake (as well as its successors, including a liquidator, if any, replacing Beijing Dake) or its designated persons to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all equity interests held by each of them in Beijing Duoke, including without limitation (i) exercise all the shareholder's rights (including but not limited to voting rights and right to sell, transfer, pledge or dispose of all equity interests in Beijing Duoke held in part or in whole), (ii) to attend shareholders' meetings and to execute any and all written resolutions and meeting minutes in the name and on behalf of such shareholders, and (iii) to file documents with the relevant companies registry. The agreement will remain effective until Beijing Dake unilaterally terminates the agreement in writing or all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

  Equity Pledge Agreement

        BeijingDake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an equity pledge agreement, pursuant to which the shareholders of Beijing Duoke will pledge all of their equity interests in Beijing Duoke that they own, including any interest or dividend paid for the shares, to Beijing Dake as a security interest to guarantee the performance by Beijing Duoke and its shareholders' performance of their respective obligations under the exclusive business cooperation agreement, exclusive purchase option agreement and power of attorney. Upon the or discovery of the occurrence of any circumstances or event that may lead to an event of default (as defined in the equity pledge agreement), Beijing Dake, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Beijing Dake is not be liable for any loss incurred by its due exercise of such rights and powers. This pledge will become effective on the date the pledged equity interests are registered with the relevant office of industry and commerce and will remain effective until the pledgors are no longer the shareholders of Beijing Duoke.

  Exclusive Purchase Option Agreement

        Beijing Dake, Beijing Duoke and the shareholders of Beijing Duoke will enter into an exclusive purchase option agreement, pursuant to which each of the shareholders of Beijing Duoke will irrevocably grant Beijing Dake or its designated representatives an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing Duoke. Beijing Dake or its designated representatives have sole discretion as to when to exercise such options, either in part or in full, once or at multiple times at any time. Without Beijing Dake's prior written consent, the shareholders of Beijing Duoke shall not sell, transfer, mortgage or otherwise dispose of their equity interests in Beijing Duoke, or allow the encumbrance thereon. The agreement will remain effective until all equity interests in Beijing Duoke held by its shareholders are transferred or assigned to Beijing Dake or its designated representatives.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

  Exclusive Business Cooperation Agreement

        Beijing Dake and Beijing Duoke will enter into an exclusive business cooperation agreement, pursuant to which Beijing Dake will have the exclusive right to provide to Beijing Duoke technical support, consulting services and other services related to Beijing Duoke's business, including business management, daily operations, strategic planning, among others. Beijing Dake will also grant Beijing Duoke the right to register its intellectual property rights under Beijing Duoke. Beijing Dake has the right to purchase such intellectual property rights from Beijing Duoke at nominal prices. The scope of the services provided by Beijing Dake may be expanded from time to time per Beijing Duoke's request. The timing and amount of the service fee payments shall be determined at the sole discretion of Beijing Dake. The term of this agreement is indefinite unless Beijing Dake unilaterally terminates the agreement in writing.

  Risks in relation to the VIE structure

        A significant part of the Group's business is conducted through the VIE of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIE and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders will indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIE were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

        It is possible that the Group's operation of certain of its operations and businesses through the VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which will become effective on January 1, 2020 and replace three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

        If the Group's corporate structure or the contractual arrangements with the VIE were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

  •
  revoking the business licenses and/or operating licenses of such entities;

  •
  discontinuing or placing restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiary and the VIE;

  •
  imposing fines, confiscating the income from the PRC subsidiary or the VIE, or imposing other requirements with which the VIE may not be able to comply;

  •
  requiring the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIE;

  •
  restricting or prohibiting the Group's use of the proceeds of this offering to finance the Group's business and operations in China; or

  •
  taking other regulatory or enforcement actions that could be harmful to the Group's business.

        The imposition of any of these restrictions or actions could result in a material adverse effect on the Group's ability to conduct its business. In such case, the Group may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Group's consolidated financial statements. In the opinion of the management, the likelihood for the Group to lose such ability is remote based on current facts and circumstances. The Group believes that the contractual arrangements among each of the VIE, their respective shareholders and relevant wholly foreign owned enterprise are in compliance with PRC law and are legally enforceable. The Group's operations depend on the VIE to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The Company's management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

available to the Group to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

        The following financial information of the Group's VIE and the VIE's subsidiaries as of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018 is included in the accompanying consolidated financial statements of the Group as follows:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Current assets:
Cash and cash equivalents	45,643	48,968
Short-term investments	102,334	145,451
Accounts receivable, net	62,801	182,269
Receivables due from related parties	2,134	11,018
Prepayments and other current assets	5,231	11,686
Non-current assets:
Property and equipment, net	532	15,472
Intangible assets, net	—	255
Equity method investments	2,951	—
Deferred tax assets	54	306

Total assets	221,680	415,425

Current liabilities:
Accounts payable	10,491	20,270
Salary and welfare payables	11,541	36,160
Taxes payable	9,496	16,917
Deferred revenue	3,546	4,227
Amount due to related parties	1,777	1,979
Accrued liabilities and other payables	7,973	5,152

Total liabilities	44,824	84,705

	For the year ended December 31,
	2017	2018
	RMB'000	RMB'000
Total revenues	120,507	299,093
Net income	7,923	40,518

	For the year ended December 31,
	2017	2018
	RMB'000	RMB'000
Net cash used in operating activities	(11,444)	(45,598)
Net cash used in investing activities	(105,892)	(56,294)
Net cash provided by financing activities	162,979	104,716

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of Operations and Reorganization (Continued)

        In accordance with various contractual agreements, the Company has the power to direct the activities of the VIE and can have assets transferred out of the VIE. Therefore, the Company considers that there are no assets in the respective VIE that can be used only to settle obligations of the respective VIE, except for the registered capital of the VIE as well as certain non-distributable statutory reserves. As the respective VIE is incorporated as limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

        There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

2. Significant Accounting Policies

(a) Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

        The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE's subsidiaries for which the Company is the ultimate primary beneficiary.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

        All significant intercompany transactions and balances between the Company, its subsidiaries, the VIE and subsidiaries of the VIE have been eliminated upon consolidation.

        A non-controlling interest is recognized to reflect the portion of a subsidiary's equity which is not attributable, directly or indirectly, to the Group. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event which is not solely within the control of the Group, the non-controlling interest is classified as mezzanine equity. The details of redeemable non-controlling interests are set forth in Note 10 to the consolidated financial statements.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        The Group records accretions on the redeemable non-controlling interests to the redemption value from the issuance dates to the earliest redemption dates. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance of the preferred shares is recognized at the fair value at the date of issuance. For the years ended December 31, 2017 and 2018, accretions on the redeemable non-controlling interests to the redemption value were nil and RMB 1.03 million, respectively. Consolidated net income on the consolidated statements of comprehensive income includes the net income/(loss) attributable to the mezzanine equity holders when applicable. For the years ended December 31, 2017 and 2018, there was no net loss attributable to mezzanine equity holders. The cumulative results of operations attributable to mezzanine equity holders and the accretion on redeemable non-controlling interests to redemption value are also recorded as redeemable non-controlling interests of mezzanine equity in the Group's consolidated balance sheets. Cash flows related to transactions with non-controlling interests holders are presented under financing activities in the consolidated statements of cash flows when applicable.

(c) Use of estimates

        The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of assessment for the impairment of long-lived assets, allowance for doubtful accounts, valuation allowance of deferred tax assets and valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

(d) Functional currency and foreign currency translation

        The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company is United States dollar ("US$"). The functional currency of the Group's PRC entities, the VIE and the VIE's PRC subsidiaries is RMB. The functional currency of the VIE's subsidiary incorporated in Singapore is Singapore dollar. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

        Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing on the transactions date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet dates. Exchange gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income.

        The financial statements of the Group's non PRC entities are translated from their respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

foreign currency translation adjustments are reported in other comprehensive income in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of changes in invested equity. Total foreign currency translation adjustments included in the Group's other comprehensive income were nil and RMB 231,000 for the years ended December 31, 2017 and 2018, respectively.

(e) Convenience translation

        Translations of the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.8755, representing the noon buying rate in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(f) Fair value measurements

        Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

  a.
  Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

  b.
  Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

  c.
  Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        Accounting guidance describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

        Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair value of the assets and liabilities become unobservable or observable in the current marketplace. These transfers are considered to be effective as of the beginning of the period in which they occur. The Group did not transfer any assets or liabilities in or out of Level 2 during the years ended December 31, 2017 and 2018.

        The Group's financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties.

        As of December 31, 2017 and 2018, the fair values of cash and cash equivalents, accounts receivable, receivables due from related parties, other receivables, accounts payable, accrued liabilities and other payables and amounts due to related parties approximated their carrying values reported in the consolidated balance sheets due to the short term maturities of these instruments.

        On a recurring basis, the Group measures its short-term investments at fair value. For the details of the short-term investments, please refer to Note 2 (h).

        The following table sets forth the Group's assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2017

Assets	Level 1	Level 2	Level 3	Balance at fair value
	RMB'000	RMB'000	RMB'000	RMB'000
Short-term investments—Wealth management products	—	102,334	—	102,334

As of December 31, 2018

Assets	Level 1	Level 2	Level 3	Balance at fair value
	RMB'000	RMB'000	RMB'000	RMB'000
Short-term investments—Wealth management products	—	145,451	—	145,451

        Wealth management products with Level 2 inputs are valued using quoted subscription or redemption prices published by the banks or using discounted cash flow method at a quoted rate of return provided by banks at the end of each year.

(g) Cash and cash equivalents

        Cash and cash equivalents represent cash in banks and highly liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less.

(h) Short-term investments

        Short-term investments include investments in wealth management products issued by China Merchants Bank, which are redeemable by the Company at a periodic term or any working day. The

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

wealth management products are unsecured with variable interest rates and primarily invested in financial instruments with high credit rating and good liquidity in the interbank and exchange markets, including but not limited to debt securities issued by the PRC government, central bank bills, interbank and exchange-traded bond, and assets backed securities. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks or by discounting the future cash flows at the expected yield rate with reference to the expected benchmark yield rates of the wealth management products of banks. The changes in fair value of short-term investments were recognized as the unrealized gains from investing in the wealth management products amounted to RMB 334,000 and RMB 3,498,000 in the short-term investment income to the consolidated statements of comprehensive income for the years ended 2017 and 2018, respectively. The realized gains from disposal of the wealth management products were RMB 37,000 and RMB 5,802,000 in the short-term investment income to the consolidated statements of comprehensive income for the years ended 2017 and 2018, respectively.

(i) Accounts receivable, net

        Accounts receivable are stated at the historical carrying amount net of write-offs and the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and provides allowances when there is doubt as to the collectability of individual balance. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer's payment history, and current credit-worthiness, and current economic trends. Account receivable balances are written off after all collection efforts have been exhausted.

(j) Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated useful life
Electronic equipment and computers	3 to 5 years
Office furniture and equipment	3 years
Leasehold improvement	Lesser of the term of the lease or the estimated useful lives of the leasehold improvement

        Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extend the useful lives of property and equipment is capitalized as addition to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statement of comprehensive income.

(k) Intangible assets, net

        Intangible assets mainly consist of computer software purchased from unrelated third parties. Purchased intangible assets are initially recognized and measured at fair value. Intangible assets are stated at cost less impairment and accumulated amortization, which is computed using the straight-line

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

method over the estimated useful lives of the assets. The estimated useful life is 3 years for computer software.

(l) Impairment of long-lived assets

        The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2017 and 2018.

(m) Equity method investments

        Investments in entities in which the Group can exercise significant influence but does not control or own a majority equity interest are accounted for using the equity method of accounting in accordance with ASC Topic 323 Investments-Equity Method and Joint Ventures. The Group adjusts the carrying amount of equity method investments for its share of the income or losses of the investee and reports the recognized income or losses in the consolidated statements of comprehensive income. The Group's share of the income or losses of an investee are based on the shares of common stock and in-substance common stock held by the Group.

        An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary.

(n) Revenue recognition

        The Group early adopted ASC Topic 606, "Revenue from Contracts with Customers" (ASC 606) for all years presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. The Group determine revenue recognition through the following steps:

  •
  identification of the contract, or contracts, with a customer;

  •
  identification of the performance obligations in the contract;

  •
  determination of the transaction price, including the constraint on variable consideration;

  •
  allocation of the transaction price to the performance obligations in the contract; and

  •
  recognition of revenue when (or as) the Group satisfy a performance obligation.

        The following is a description of the accounting policy for the principal revenue streams of the Group.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

I. Online advertising services

        Online advertising revenue is derived principally from advertising contracts with customers, which allow advertisers to place advertisements on agreed areas of the Company's PC website, mobile application and official accounts in other social networks, mainly in Weibo, Weixin/WeChat, and Toutiao (collectively referred to as "36Kr Platforms") in different formats and over a particular period of time. The Group displays advertisement provided by customers in a variety of forms such as full screen display, banners, and pop-ups. The Group also helps produce advertisements based on the customers' requests, and post the advertisements on the 36Kr Platforms to help promote customers' products and enhance their brand awareness.

        The Group generates its online advertising service revenue primarily (i) at a fixed fee per each day's advertisement display, which is known as the Cost Per Day ("CPD") model, and (ii) at a fixed fee per each advertisement posted on the 36Kr Platforms, which the Group refers as the cost-per-advertisement model. The Group recognizes revenue for the amount of fees it receives from its advertisers, after deducting discounts and net of value-added tax ("VAT") under ASC 606.

        The Group's online advertising contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis.

        Under the CPD model, a contract is signed to establish a fixed price for the advertising services to be provided over a period of time. Given the advertisers benefit from the advertising evenly, the Group recognizes revenue on a straight-line basis over the period of display, provided all revenue recognition criteria have been met. Under the cost-per-advertisement model, as all the economic benefit enjoyed by the customer can be substantially realized at the time the advertisements are posted initially, the Group recognizes revenue at a point in time when it posts the advertisements initially.

II. Enterprise value-added services

        The principal enterprise value-added services that the Group provides to customers are set out as follows:

  (i) Integrated marketing

          The Group helps its customers develop tailored and diverse marketing strategies to improve their marketing efficiency. Integrated marketing services include providing marketing plan, marketing event organization and execution, and public relations, etc.

  (ii) Offline events

          The Group organizes diverse events, such as summits, forums, industry conferences and fan festivals in a bid to create brand-building opportunities and to facilitate business cooperation and investment opportunities. The services provided by the Group to the customer who then becomes a sponsor of such events including for the sponsor to participate as a speaker, to launch new products of the sponsor, to place advertisements at offline events and the 36Kr Platforms during the course of events, etc.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

  (iii) Consulting

          The Group provides consulting services to customers to help them seek new business opportunities and partners by leveraging the Group's extensive network of New Economy participants.

          In certain circumstances, the Group subcontracts some of the aforementioned services to other third parties to fulfil its contract obligation. In these cases, the Group controls and takes responsibilities for such services before the services are transferred to the customer. The Group has the right to direct the subcontractors to perform the service and control the goods or assets transferred to its customers. In addition, the Group combines and integrates the separate services provided by subcontractors into the specified marketing or business consulting solutions to its customers. Thus, the Group considers it should recognize revenue as a principal in the gross amount of consideration to which it is entitled in exchange for the specified services transferred.

          Although a bundle of services are provided to the customers in each of the three services mentioned above, the Group's overall commitment in such contract arrangement is to transfer a combined item at a fixed fee, which is an integrated marketing or business consulting solution, to which the individual services are inputs. The integrated services are customized for the customers, and they are interdependent and interrelated. Therefore, the Group combines such bundle of services in the contracts into a single performance obligation. Most of the offline events are completed within several days, and most of the contracts of integrated marketing solution and business consulting are completed within one year. The revenues are recognized ratably over the duration of such events and activities.

          In addition to the traditional marketing services above, the Group provides interactive marketing services through interactive marketing dispensers equipped with large display screen, sensors and speakers. The Group usually uses the machines to provide promotion services to the customer's new products. Revenue is recognized when these services are rendered and determined based on the number of items dispensed or at a fixed contract price in a period of time. For the years ended December 31, 2017 and 2018, the revenue derived from such service was not significant.

III. Subscription services

  (i) Institutional investor subscription services

          The Group offers institutional investor subscription services, a service package to institutional investors, which consists of creating the investor yellow page on 36Kr Platform, publishing articles about the investors and their investees on the 36Kr Platform and priority access to 36Kr's offline activities, etc. The Group offers such subscription benefits to its institutional investor subscribers for a fixed period subscription fee.

          The institutional investor subscription services involve multiple performance obligations. The Group allocates revenues to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices of each distinct performance obligation based on the prices charged to customers when sold on a standalone basis. Where standalone selling price is not directly observable, the best estimate of the stand-alone selling price is taken into consideration of the pricing of advertisings or enterprise value-added services of the Group with similar characteristics and advertisements or services with similar formats and quoted

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

  prices from competitors and other market conditions. Most of such contracts have all performance obligations completed within one year.

  (ii) Individual subscription services

          The Group provides paid columns, online courses and offline trainings services to its individual subscribers. The revenue of paid columns and online courses generated from the individual subscription services for the years ended December 31, 2017 and 2018 was not significant.

          The revenue of paid columns and online courses are derived from providing fee-based online content to individuals on the 36Kr Platform. The revenues generated from paid columns and online courses are recognized evenly over the economic period that individual subscribers can benefit, which is usually less than one year.

          The Group also provides two forms of offline training services. One is organized by the Group, and the Group is responsible for delivering the training to the individual subscribers and has primary responsibility and broad discretion to establish price. Therefore, the Group is considered the primary obligor in these transactions and recognize the revenues at a gross basis. The other form of offline training services provided by the Group is to help recruit the trainees and coordinate the training activities instructed by the training organizer and sponsor. The revenue is recognized over the service period on a net basis as the Group considers itself as an agent in such arrangement.

          In the following table, the total revenue is disaggregated by the major service lines mentioned above.

	For the year ended December 31,
	2017	2018
	RMB'000	RMB'000
Online advertising services	73,958	173,783

Enterprise value-added services
Integrated marketing	10,279	40,017
Offline events	31,670	53,711
Consulting	516	6,510

Revenue for Enterprise value-added services	42,465	100,238

Subscription services
Institutional investor subscription services	2,299	14,368
Individual subscription services	1,785	10,704

Revenue for Subscription services	4,084	25,072

Total revenue	120,507	299,093

Contract balances

        Timing of revenue recognition may differ from the timing of invoicing to customers. The Group records contract asset when the Group has a right to consideration in exchange for goods or services

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

that it has transferred to a customer and when that right is conditioned on something other than the passage of time (for example, the entity's future performance). Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment. As of December 31, 2017 and 2018, there were no contract assets recorded in the Group's consolidated balance sheets.

        If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (that is, a receivable), before the Group transfers a good or service to the customer, the Group shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which it has received consideration (or an amount of consideration is due) from the customer. Receipts in advance and deferred revenue relate to unsatisfied performance obligations at the end of the period and primarily consist of fees received from advertisers. Due to the generally short-term duration of the contracts, the majority of the performance obligations are satisfied in the following reporting period. Contract liability is presented as deferred revenue in the consolidated balance sheets. Revenue recognized for the years ended December 31, 2017 and 2018 that was included in the contract liabilities balance at the beginning of the period was nil and RMB 3,546,000, respectively.

Practical Expedients and Exemptions

        The Group generally expenses sales commissions when incurred because the amortization periods are generally one year or less. These costs are recorded within sales and marketing expenses.

(o) Cost of revenues

        The Group's cost of revenues consists primarily of (i) personnel-related expenses in relation to the content production; (ii) advertising content producing costs, such as video production costs; (iii) offline events and training site fee and execution fee; (iv) equipment location rental fee and operating expense; (v) business tax and surcharges; (vi) bandwidth and server cost, depreciation and other miscellaneous costs.

(p) Sales and marketing expenses

        Sales and marketing expenses consist primarily of personnel-related expenses including sales commissions related to the sales and marketing personnel; marketing and promotional expenses including promotion activity outsourcing costs; rental expenses and depreciation expenses.

        Advertising costs are expensed as incurred, and are included in sales and marketing expenses. For the years ended December 31, 2017 and 2018, total advertising expenses were RMB 3.14 million and RMB 3.76 million, respectively.

(q) General and administrative expenses

        General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including finance, legal and human resources; costs associated with use by these functions of facilities and equipment, such as depreciation, rental and other general corporate related expenses.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(r) Research and development expenses

        Research and development expenses consist primarily of (i) personnel-related expenses associated with the development of, enhancement to, and maintenance of the Group's PC websites, mobile applications and mobile websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers.

        For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Company's research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

        For external use software, costs incurred for development of external use software have not been capitalized since the inception of the Company, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

(s) Operating lease

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2017 and 2018.

(t) Share-based compensation

        All share-based awards granted to employees are restricted share units, which are measured at fair value on grant date. Share-based compensation expense is recognized using the straight-line method, over the requisite service period, which is the vesting period. The Group early adopted ASU 2016-09 from the earliest period presented to recognize the effect of forfeiture in compensation cost when they occur. The fair value of the restricted share units were assessed using the income approaches / market approaches, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment required complex and subjective judgments regarding the Company's projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made.

        Cancellation of an award accompanied by the grant of a replacement award is accounted for as a modification of the terms of the cancelled award ("modification awards"). The compensation costs associated with the modification awards are recognized if either the original vesting condition or the new vesting condition has been achieved. If the awards are expected to vest under the original vesting condition, the compensation cost would be recognized regardless of whether the employee satisfies the modified condition. Such compensation costs cannot be less than the grant-date fair value of the original award. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modification awards, the Group recognizes share-based compensation over the vesting periods of the new awards, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term and (ii) any unrecognized compensation cost of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

original award, using either the original term or the new term, whichever is higher for each reporting period.

(u) Employee benefits

        The Group's consolidated subsidiaries, the VIE and the VIE's subsidiaries in the PRC (the PRC Entities) participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the PRC Entities to pay the local labor and social welfare authorities' monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the PRC Entities have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as cost and expenses in the consolidated statements of comprehensive income were appropriately RMB 9.12 million and RMB 21.79 million for the years ended December 31, 2017 and 2018, respectively.

(v) Taxation

  Income taxes

        Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

        The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax basis of existing assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. The Group records a valuation allowance to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of comprehensive income in the period of change.

  Uncertain tax positions

        In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likelihood of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statement of comprehensive income. The Group did not have any unrecognized uncertain tax positions as of and for the years ended December 31, 2017 and 2018.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

(w) Other income—Others, net

        Other income—Others, net mainly represent government subsidies which primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions. Such income has been recognized when the grants are received and no further conditions need to be met.

(x) Comprehensive income

        Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive loss or income, as presented on the Group's consolidated balance sheets, includes the foreign currency translation.

(y) Related parties

        Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholders, or a related corporation.

(z) Segment reporting

        The Group's chief operating decision maker ("CODM") has been identified as its Chief Executive Officer, who reviews the consolidated results when making decision about allocating resources and assessing performance of the Group as a whole. Hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group's long-lived assets are substantially all located in the PRC and substantially all of the Group's revenues are derived from the PRC. Therefore, no geographical segments are presented.

        The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run the Group's business operations, which include, but are not limited to, customer base, homogeneity of services and technology. The Group's reporting segment is based on its organizational structure and information reviewed by the Group's CODM to evaluate the reporting segment result.

(aa) Statutory reserves

        The Group's consolidated subsidiaries, the VIE and VIE's subsidiaries established in the PRC are required to make appropriations to certain non-distributable reverse funds.

        In accordance with the law applicable to the Foreign Investment Enterprises established in the PRC, the Company's subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their annual after-tax profit (as determined under generally accepted accounting principles in the PRC ("PRC GAAP")) to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with the PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

        In addition, in accordance with the PRC Company Law, the Group's VIE registered as Chinese domestic company must make appropriations from its annual after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits as determined under the PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

        The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payment of special bonus to employee and for the collective welfare of all employees. None of these reserves are allowed to be transferred to the company in terms of cash dividends, loan or advances, nor can they be distributed except under liquidation.

        Profit appropriation to above reserve funds was made for the Group's entities established in the PRC was RMB 0.01 million and RMB 3.64 million for the years ended December 31, 2017 and 2018, respectively.

3. Recently issued accounting pronouncements

        The Group qualifies as an "emerging growth company", or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

        Revenue from Contracts with Customers.    In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," a new standard on revenue which superseded the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018 for public companies. Early adoption is permitted but not before the original effective date of January 1, 2017. The Company has early adopted the standard using the full retrospective method.

        Financial Instruments-overall: Recognition and Measurement of Financial Assets and Financial Liabilities.    In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Recently issued accounting pronouncements (Continued)

Financial Assets and Financial Liabilities", which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years for public companies. The standard is effective for the Group beginning after December 15, 2018. Based on the evaluation, the Group considers the adoption has no material impact on the Group's consolidated financial statements.

        Financial Instruments-overall: Credit Losses.    In June 2016, the FASB issued ASU 2016-13, "Financial Instruments-Credit Losses (Topic 326)", which introduces new guidance for the accounting for credit losses on instruments within its scope. The new FASB model, referred to as the current expected credit losses ("CECL") model, will apply to: (1) financial asset subject to credit losses and measured at amortized cost and (2) certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. This replaces the existing incurred loss model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018 for public companies. The standard is effective for the Group beginning after December 15, 2021. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

        Leases.    In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. The standard is effective for the Group beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

        Statement of Cash Flows.    In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows—Classification of Certain Cash Receipts and Cash Payments", which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years for public companies. Early adoption is permitted. The standard is effective for the Group beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. Based on the evaluation, the Group considers the adoption has no material impact on the Group's consolidated financial statements.

        Fair Value Measurement (Topic 820).    In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Recently issued accounting pronouncements (Continued)

measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

4. Concentrations and risks

(a) Concentration of customers and suppliers

        Customers accounting for more than 10% of the Group's total revenues for the years ended December 31, 2017 and 2018 and more than 10% of the Group's net accounts receivable as of December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
Revenues	2017	2018
Customer A	11%	19%
Customer B	11%	—

	As of December 31,
Accounts receivable	2017	2018
Customer A	20%	30%

        No supplier accounted for more than 10% of the Group's total costs and expenses for the years ended December 31, 2017 and 2018. Suppliers individually accounting for more than 10% of the Group's accounts payable as of December 31, 2017 and 2018, were as follows:

	As of December 31,
Accounts payable	2017	2018
Supplier I	27%	16%
Supplier II	18%	—
Supplier III	12%	—

b) Credit risk

        The Group's credit risk primarily arises from cash and cash equivalents, short-term investments, receivables due from its customers, related parties and other parties. The maximum exposure of such assets to credit risk is the assets' carrying amounts as of the balance sheet dates. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short term investments which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, VIE and the subsidiaries of the VIE are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Concentrations and risks (Continued)

        The Group believes that there is no significant credit risk associated with amounts due from related parties. Receivables due from customers are typically unsecured in the PRC and the credit risk with respect to which is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

c) Foreign currency risk

        The Group's operating transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political development. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in China must be processed through PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

d) PRC regulations

        The Group is required to obtain certain licenses to operate the Internet information services including Internet news information license, Internet audio-visual program transmission license, Internet publishing license and completing the update procedures of the value-added telecommunication license. Online culture operating permit and production and operation of radio and television programs license may also be required by the relevant authorities due to the uncertainties of the interpretation of the related laws and regulations. Without these licenses, the PRC government may order the Group to cease its services, which may cause disruption to the Group's business operations. As of the date of the report, the Group is planning to apply for licenses and permits for the certain operations of the businesses.

5. Accounts receivable, net

        Accounts receivable, net consists of the following:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Accounts receivable	62,801	184,339
Less: allowance for doubtful accounts	—	(2,070)

Accounts receivable, net	62,801	182,269

        Accounts receivable are non-interest bearing and are generally on terms between 90 to 180 days. In some cases, these terms are extended for certain qualifying long-term customers who have met specific credit requirements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Accounts receivable, net (Continued)

        The movements in the allowance for doubtful accounts are as follows:

	For the year ended December 31,
	2017	2018
	RMB'000	RMB'000
Balance at beginning of the year	—	—
Additions	—	(2,070)
Reversals	—	—

Balance at end of the year	—	(2,070)

6. Prepayments and Other Current Assets

        Prepayments and other current assets consist of the following:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Deposits	2,675	3,151
Prepayments of equipment location rental fee	—	3,451
Prepayments of office rent and utility fee	1,742	2,381
Prepayments of IT services	369	1,337
Others	445	1,366

Total	5,231	11,686

7. Property and equipment, net

        Property and equipment, net consists of the following:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Electronic equipment and computers	930	13,267
Office furniture and equipment	120	1,575
Leasehold improvement	333	3,066

Total	1,383	17,908
Less: accumulated depreciation	(851)	(2,436)

Property and equipment, net	532	15,472

        Depreciation expenses were RMB 0.49 million and RMB 1.59 million for the years ended December 31, 2017 and 2018, respectively.

8. Equity method investments

        In November 2017, the Group invested RMB 3.5 million in Beijing Huake Technology Co., Ltd. ("Huake"), a company engaged in providing integrated multiple technology solution to media

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Equity method investments (Continued)

enterprises and media practitioners, and held 38.89% equity interest of Huake. As the Group has significant influence over financial and operating decision-making of Huake, the Group accounted for the 38.89% equity interests in Huake by using the equity method of accounting. As of December 31, 2017 and 2018, the carrying value of equity method investment in Huake was approximately RMB 2.95 million and nil, respectively.

        In August 2018, Huake had suspended its business and planned to dissolve due to the below-expectation business performance. The administrative approval by the relevant authorities for the dissolution of Huake was completed in January 2019. As of December 31, 2018, the Group recognized RMB 0.16 million of other receivables according to the amounts that are expected to be collected after the liquidation, which was fully received in January 2019.

        The losses from the equity method investment in Huake recorded in the consolidated statements of comprehensive income were RMB 0.55 million and RMB 2.79 million for the years ended December 31, 2017 and 2018, respectively.

9. Accrued liabilities and other payables

        The following is a summary of accrued liabilities and other payables as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Guarantee deposits	6,870	45
Accrued office rental expense	—	2,483
Accrued employee welfare expense, meal and travel expense	186	899
Accrued professional fees	880	780
Others	37	945

Total	7,973	5,152

        The guarantee deposits were paid by potential business partners to the Group in late December 2017 as the Group planned to carry out a new business aiming to expand its advertising and services market shares. The guarantee deposits were repaid by the Group in December 2018 due to the termination of such new business.

10. Redeemable non-controlling interests

        In January 2018, Beijing Duoke established KrAsia, which is a limited liability company in Singapore with a paid-up share capital of US$3,000 divided into 30,000 ordinary shares. KrAsia's principal business is operating an online platform for telecommunications, media and technology entrepreneurship, which is contemplated to be in the similar business of Beijing Duoke in Southeast Asia. Pursuant to the shareholders agreement ("SHA") that were entered into by several institutional investors ("Investors"), Beijing Duoke, and KrAsia in March 2018, KrAsia allotted and issued redeemable convertible preference shares ("RCPS") to the Investors ("RCPS Shareholder") at

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Redeemable non-controlling interests (Continued)

considerations amounted to approximately US$ 1.06 million in aggregate. Upon the issuance, Beijing Duoke has approximately 56.25% equity interest in KrAsia.

        According to the SHA, on the occurrence of certain events that are not within the control of KrAsia, a majority of RCPS Shareholders shall have the right to require KrAsia to redeem all the RCPS held by the RCPS Shareholders at 1.5 times of the subscription price per RCPS. Beijing Duoke provides guarantee to such redemption obligation of KrAsia to the RCPS Shareholders. Hence the Group considers KrAsia is a VIE mainly due to the fact that the ordinary shares held by Beijing Duoke is equity at risk which is insufficient to finance KrAsia's expected activities without additional subordinated financial support. In addition, as the Group has the obligation to absorb all the losses and the right to receive benefits from KrAsia that could potentially be significant to KrAsia and the Group has power to direct the most significant activities of KrAsia, the Group is considered the primary beneficiary of KrAsia and consolidates KrAsia in accordance with ASC 810, Consolidation.

        As KrAsia has preference shares that could be redeemed by non-controlling shareholders, the RCPS Shareholders, upon the occurrence of certain events that are not solely within the control of KrAsia, the RCPS are accounted for as redeemable non-controlling interests in mezzanine equity.

        The changes in the amount of redeemable non-controlling interests for the year ended December 31, 2018 are as follows:

December 31, 2018
RMB'000
Balance at beginning of year	—
Addition	6,706
Accretions on the redeemable non-controlling interests to the redemption value	1,025

Balance at end of year	7,731

11. Income taxes

  Cayman Islands

        Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

  British Virgin Islands ("BVI")

        Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

  Hong Kong

        Under the current Hong Kong Inland Revenue Ordinance, the Company's Hong Kong subsidiaries are subject to Hong Kong profits tax at the rate of 16.5% on their taxable income generated from the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income taxes (Continued)

operations in Hong Kong. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

  The PRC

        In accordance with the Enterprise Income Tax Law ("EIT Law"), Foreign Investment Enterprises ("FIEs") and domestic companies are subject to Enterprise Income Tax ("EIT") at a uniform rate of 25%.

        The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located." Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC would be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

  Singapore

        Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the year ended December 31, 2018.

  Composition of income tax

        The following table presents the composition of income tax expenses for the years ended December 31, 2017 and 2018:

	For the year ended December 31,
	2017	2018
	RMB'000	RMB'000
Current income tax expense	3,963	15,079
Deferred taxation	(54)	(252)

Total	3,909	14,827

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income taxes (Continued)

        Reconciliation of the differences between statutory income tax rate and the effective income tax rate for the years ended December 31, 2017 and 2018 are as below:

	For the year ended December 31,
	2017	2018
	%	%
Statutory EIT rate	25.00	25.00
Effect of non-deductible expenses(1)	16.59	3.28
Tax incentives for research and development expense(2)	(6.93)	(7.35)
Tax incentives for wages of disabled staff	(1.56)	(0.36)
Change in valuation allowance	—	5.82
Tax rate difference from statutory rate in other jurisdictions(3)	—	0.40
Others	(0.06)	—

Effective income tax rate	33.04	26.79

(1)
It is mainly comprised of share-based compensation expenses which are permanent differences.

(2)
According to policies promulgated by the State Tax Bureau of the PRC, certain of the Group's subsidiaries are entitled to tax incentives for research and development expenses at 150% of tax-deductible research and development expenses in 2017 and 175% of tax-deductible research and development expenses in 2018.

(3)
It is due to the tax effect of KrAsia's income subject to the tax rate of Singapore.

  Composition of deferred tax assets

        Deferred taxes arising from PRC subsidiaries, the VIE and the VIE's subsidiaries were measured using the enacted tax rates for the periods in which they are expected to be reversed. The Group's deferred tax assets consist of the following components:

	December 31, 2017	December 31, 2018
	RMB'000	RMB'000
Deferred tax assets—non-current:
—Net operating tax losses carry forwards	—	3,231
—Investment losses from equity method investments in Huake	137	—
—Rental fee adjustment for rent free period	—	621
—Allowances of doubtful accounts	—	643

Total deferred tax assets	137	4,495

Deferred tax liabilities—non-current:
—Change in fair value of short-term investments	(83)	(958)

Total deferred tax liabilities	(83)	(958)

Subtotal	54	3,537
Less: valuation allowance	—	(3,231)

Total deferred tax assets, net	54	306

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Income taxes (Continued)

        A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, retained earnings, existence of taxable temporary differences and reversal periods.

        As of December 31, 2018, Dianqier and KrAsia, two subsidiaries of the Group's VIE incorporated in the PRC and Singapore, respectively, have incurred accumulated operating losses of RMB 11.00 million and RMB 2.82 million for income tax purposes since their inception, respectively. The net operating loss of Dianqier carryforwards will expire in 2023 , if unused, and the net operating loss of KrAsia carryforwards are available indefinitely for offsetting against its taxable profits in the future under certain circumstances. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the future. Therefore, the Group has provided full valuation allowance for the deferred tax assets amounted to RMB 3.23 million which arose from such net accumulated operating losses as of December 31, 2018.

Withholding income tax

        The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation ("SAT") further promulgated Circular [2009] 601 and SAT Public Notice [2018] No.9 regarding the assessment criteria on beneficial owner status. The Group did not record any dividend withholding tax, as the Group's FIE, the WFOE, has no retained earnings in any of the periods presented.

12. Share-based compensation

  (a)
  Restricted share units issued by Beijing Duoke to employees of Beijing Duoke

        In December 2016, Beijing Duoke adopted the Beijing Duoke 2016 stock incentive plan (the "2016 Incentive Plan"), which allowed Beijing Duoke to grant restricted share units to selected persons including its directors, senior management and employees to acquire ordinary shares of Beijing Duoke. Up to 20% of the equity interests of Beijing Duoke divided into 1,000,000 units were reserved for the issuance.

        Pursuant to the 2016 Incentive Plan, Beijing Duoke has granted 500,000 restricted share units to the chief executive officer, Mr. Feng Dagang in December 2016 which are all vested immediately upon the grant. Therefore, the related share based compensation costs has been recognized on the grant date based on the fair value on the same date.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based compensation (Continued)

        In addition, Beijing Duoke has granted restricted share units to certain director and employees with the vesting period of four years of continuous service, one-fourth (1/4) will be vested on each anniversary since the stated grant date for the next four years. The Company accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respective grant date.

        In addition, in connection with the Carve-out described in Note 1 (b), in December 2016, the unvested portion of restricted share units granted by Xieli to five employees of Xieli who subsequently worked in the 36Kr Business were cancelled and replaced by 59,750 restricted share units granted by Beijing Duoke to these five employees ("Modification Awards"). The unvested period of the Modification Awards has been modified from a weighted average period of 1.8 years to 4 years. Cancellation of an award accompanied by the grant of a replacement award in connection to the Carve-out is accounted for as a modification. The incremental compensation cost amounted to RMB 1.92 million is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. In relation to the modification awards, the Group recognizes the portion of the incremental value over the vesting periods of the new awards.

        On December 19, 2016 and June 19, 2017, Beijing Duoke granted in total 905,850 and 49,500 restricted share units to its employees, respectively.

        A summary of activities of the service-based restricted share units for the years ended December 31, 2017 and 2018 are presented below:

	Number of restricted share units	Weighted Average Grant Date Fair Value
		RMB
Unvested at January 1, 2017	405,850	44.03
Granted	49,500	74.14
Vested	(101,462)	44.03

Unvested at December 31, 2017	353,888	48.24
Vested	(107,900)	47.48
Forfeited	(27,938)	54.94

Unvested at December 31, 2018	218,050	47.76

        The fair value of each restricted share units granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of Beijing Duoke on the date of grant. For the years ended December 31, 2017 and 2018, total share-based compensation expenses recognized by the Group for the restricted share units granted to employees of Beijing Duoke were RMB 4.86 million and 5.09 million, respectively. As of December 31, 2017 and 2018, there was RMB 17.07 million and RMB 10.41 million in total unrecognized compensation expense, related to unvested restricted share units granted to aforementioned employees, which is expected to be recognized over a weighted average period of 3.07 years and 2.06 years, respectively.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Share-based compensation (Continued)

  (b)
  Restricted share units issued by Xieli to employees of Xieli in relation to 36Kr Business

        In 2014, Xieli adopted the Xieli 2014 stock incentive plan (the "Xieli 2014 Incentive Plan"), which allowed Xieli to grant restricted share units of Xieli to selected persons including directors, senior management and employees. Since adoption of the Xieli 2014 Incentive Plan, Xieli has granted restricted share units to certain employees of Xieli in relation to 36Kr Business (the "Employees") with the vesting period of three or four years of continuous service, one-third (1/3) or one-fourth (1/4) will be vested on each anniversary since the stated grant date, respectively. On January 1, 2014, January 1, 2015 and May 1, 2015, Xieli has granted 28,817, 27,620 and 15,067 restricted share units to the Employees, respectively.

        As the Employees were working for 36Kr Business, the associated share based compensation costs of the Employees were allocated to the consolidated financial statements of the Group as a contribution by the parent company. The Group accounted for the share based compensation costs on a straight-line bases over the requisite service period for the award based on the fair value on their respective grant date.

        For the years ended December 31, 2017 and 2018, total share-based compensation expenses recognized by the Group for the restricted share units granted by Xieli to the Employees were RMB 0.03 million and RMB 0.02 million, respectively.

13. Commitments and Contingencies

(a) Commitments

  Operating lease commitments

        The Group leases office space under non-cancelable operating lease agreements. These leases have varying terms and contain renewal rights. Future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

As of December 31, 2018
RMB'000
2019	13,701
2020	13,701
2021	14,560
2022	14,560

Total	56,522

        For the years ended December 31, 2017 and 2018, the Group incurred rental expenses in the amounts of approximately RMB 2.17 million and RMB 10.25 million, respectively.

  Capital and other commitments

        The Group did not have material capital and other commitments as of December 31, 2017 and 2018.

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Commitments and Contingencies (Continued)

(b) Litigation

        In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2018, the Group is not a party to any legal or administrative proceedings, which will have a material adverse effect on the Group's business, financial position, results of operations and cash flows.

14. Related Party Transactions

        In 2017, the Group received a one-year unsecured loan amounted to RMB 8.5 million from Xieli, the joint controlling shareholder of Beijing Duoke before the Reorganization, with the imputed interest rate of 4.35% per annum. The Group repaid the loan of approximately RMB 7.5 million and RMB 1.0 million in 2017 and 2018, respectively. The interest expense for the loan was approximately RMB 0.2 million in 2017. Xieli forgave such interest expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder's contribution from Xieli to Beijing Duoke.

        In 2017 and 2018, Xieli incurred payroll expenses for certain senior officers of Xieli who also provided services to the Group, which amounted to RMB 0.7 million and RMB 0.8 million, respectively. Xieli forgave such payroll expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder's contribution from Xieli to Beijing Duoke.

        In 2017 and 2018, the Group rented some office areas from Xieli, and the rental expenses was RMB 0.5 million and RMB 0.5 million, respectively. Xieli forgave such rental expense, the expense was recognized in the financial statements, and the amount forgiven was recorded as a shareholder's contribution from Xieli to Beijing Duoke.

        In 2018, the Group purchased electronic equipment, software use right and advertising services amounted to approximately RMB 2.8 million from Beijing Venture Glory Information Technology Co., Ltd. ("Venture Glory"), which is a subsidiary of Xieli. As of December 31, 2018, amount due to Venture Glory for advertising services was RMB 0.65 million.

        In 2017 and 2018, the Group earned revenue for providing advertising services to Venture Glory amounted to approximately RMB 0.3 million and RMB 1.0 million, respectively, which has been received as at December 31, 2017 and 2018.

        In 2018, revenue amounted to approximately RMB 2.8 million was generated from Jiaxing Chuang Kr Business Information Consulting Co., Ltd. ("Chuang Kr"), a subsidiary of Xieli, for the advertising services the Group provided. As of December 31, 2018, the amount due from Chuang Ke including the value-added tax was approximately RMB 2.9 million.

        The Group earned revenue for the advertising services the Group provided to FMM Network Technology Co., Ltd. ("FMM"), amounted to approximately RMB 4.7 million in 2018. The Founder and co-chairman of the board of the Group, Mr. Liu ChengCheng, is also the director of FMM. As of December 31, 2018, amount due from FMM including the value-added tax was approximately RMB 5.0 million.

        The Group entered into an online and offline advertising service agreement with Chongqing Ant Xiaowei Small Loan Co., Ltd. ("Ant Xiaowei"; a subsidiary of Ant Small and Micro Financial Services Group Co., Ltd. ("Ant Financial") which is a shareholder of Xieli), and earned revenue which

36Kr Holdings Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. Related Party Transactions (Continued)

amounted to approximately RMB 0.9 million, and RMB 1.0 million in 2017 and 2018, respectively. As of December 31, 2017 and 2018, there was RMB 0.9 million and RMB 1.4 million receivables due from Ant Xiaowei.

        Mr. Liu Chengcheng is a director and has a 11.9% equity interest in Beijing Zhongdu Technology Co., Ltd., which owns 40.2% equity interest of Beijing Zhongdu Ecological Technology Co., Ltd. ("Zhongdu"). In 2018, the Group purchased advertisement displaying services from Zhongdu amounted to approximately RMB 1.0 million for providing enterprise value-added services to the Group's customers. As of December 31, 2018, amount due to Zhongdu was approximately RMB 1.0 million.

15. Restricted Net Assets

        The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries and VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries.

        In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. See Note 2 (aa) for more detailed information. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, the VIE and the VIE's subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

        The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was not applicable for the Company to disclose the condensed financial information for the parent company for the years ended December 31, 2017 and 2018 because (i) the Company had not been incorporated as of December 31, 2017 and (ii) the Company was incorporated in December 2018, and except for investment in subsidiaries, no other material transactions have been conducted by the Company since its inception.

16. Subsequent Event

        In June 2019, the Company entered into a reorganization framework agreement with Beijing Duoke, the Founder and the shareholders of Beijing Duoke. The major Reorganization steps described in Note 1 were agreed and approved by all relevant parties.

        The Group has performed an evaluation of subsequent events through June 28, 2019 which is the date the consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. [Our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering provide that each officer or director of our company (but not auditors) shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person's own dishonesty or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

        [Pursuant to the form of indemnification agreements filed as Exhibit                        to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.]

        The form of Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        Since our inception, we have issued the following securities. [We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.]

Purchaser	Date of Issuance	Title and Number of Securities	Consideration		Underwriting Discount and Commission
Palopo Holding Limited	April 25, 2019	1 ordinary share	US$	0.0001	Not Applicable
36Kr Heros Holding Limited	December 3, 2018	1 ordinary share	US$	0.0001	Not Applicable

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits

        See Exhibit Index beginning on page II-3 of this registration statement.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

36KR HOLDINGS INC.
EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement

3.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	*	Registrant's Specimen Certificate for Ordinary Shares

4.3	*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1	*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2	*	Form of Employment Agreement between the Registrant its executive officers

10.3	*	English translation of the 2016 Share Incentive Plan

10.4	*	English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Tianjin Zhanggongzi Technology Partnership (L.P.) and Hangzhou Jincun Investment Management Partnership (L.P.), dated November 14, 2017

10.5	*	English translation of Share Purchase Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Tianjin Zhanggongzi Technology Partnership (L.P.), Hangzhou Jincun Investment Management Partnership (L.P.), Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) and Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., dated December 12, 2017

10.6	*	English translation of Shareholders' Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Tianjin Zhanggongzi Technology Partnership (L.P.) and Hangzhou Jincun Investment Management Partnership (L.P.), dated November 14, 2017

Exhibit Number		Description of Document
10.7	*	English translation of Shareholders' Agreement by and among Beijing Pinxin Media Culture Co., Ltd., Chengcheng Liu, Beijing Xieli Zhucheng Finance Information Services Co., Ltd., Suzhou Industrial Park Gebi Yinghe Venture Capital Partnership (L.P.), Beijing Gebi Lvzhou Angel Investment Center (L.P.), Jiaxing Xiaodu Neirong Equity Investment Partnership (L.P.), Tianjin Zhanggongzi Technology Partnership (L.P.), Hangzhou Jincun Investment Management Partnership (L.P.), Shenzhen Guohong No.2 Enterprise Management Partnership (L.P.) and Gongqingcheng Fenzhong Chuangxiang Information Technology Co., Ltd., dated December 12, 2017

10.8	*	English translation of Data Sharing Agreement between Beijing Duoke Information Technology Co., Ltd. and Beijing Venture Glory Information Technology Co., Ltd., dated June 25, 2019

10.9	*	[English translation of Power of Attorney, from the shareholders of Beijing Duoke Information Technology Co., Ltd. to Beijing Dake Information Technology Co., Ltd., dated [ ], 2019

10.10	*	English translation of Exclusive Purchase Option Agreement, by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and the shareholders of Beijing Duoke Information Technology Co., Ltd., dated [ ], 2019

10.11	*	English translation of Form of Equity Pledge Agreement by and among Beijing Dake Information Technology Co., Ltd., Beijing Duoke Information Technology Co., Ltd. and each shareholder of Beijing Duoke Information Technology Co., Ltd, dated [ ], 2019

10.12	*	English translation of the Exclusive Business Cooperation Agreement, by and between Beijing Dake Information Technology Co., Ltd. and Beijing Duoke Information Technology Co., Ltd., dated [ ], 2019

21.1	*	Principal Subsidiaries and VIEs of the Registrant

23.1	*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3	*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

24.1	*	Powers of Attorney (included on signature page)

99.1	*	Code of Business Conduct and Ethics of the Registrant

99.2	*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3	*	Consent of China Insights Consultancy

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on            , 2019.

36Kr Holdings Inc.
By:
Name:
Title:

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [      ] and [      ] as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name:	Chairman of the Board of Directors	, 2019
Name:	Director and Chief Executive Officer (principal executive officer)	, 2019
Name:	Director and Chief Financial Officer (principal financial and accounting officer)	, 2019

Signature	Title	Date

Name:	Director	, 2019
Name:	Director	, 2019

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of 36Kr Holdings Inc., has signed this Registration Statement or amendment thereto in New York on            , 2019.

Authorized U.S. Representative
By:
Name:
Title: